As confidentially submitted with the Securities and Exchange Commission on July 26, 2024.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

AMENDMENT NO. 1
TO THE CONFIDENTIAL SUBMISSION OF

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Intercont (Cayman) Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

_____________________________________

Cayman Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 8501, 11/F., Capital Centre,
 151 Gloucester Road,
Wanchai, Hong Kong
Tel: +(852) - 37521802
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
_____________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10016
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

Lan Lou, Esq. Jun He Law Offices LLC Suite 1919, 630 Fifth Avenue New York, NY 10111 Tel: (917) 661-8175	Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Tel: +1 (212) 588-0022

_____________________________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†          The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)
Dated            , 2024

            Ordinary Shares

Intercont (Cayman) Limited

This is an initial public offering (this “Offering”) of [•] ordinary shares, or Ordinary Shares, by Intercont (Cayman) Limited (“Intercont”), par value US$0.0001 per share. We currently anticipate the initial public offering price per Ordinary Share to be between US$[•] and US$[•].

Prior to this offering, there has been no public market for Intercont’s Ordinary Shares. We have applied for the listing of Intercont’s Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NCT.” This offering is contingent upon the listing of Intercont’s Ordinary Shares on Nasdaq. At this time, Nasdaq has not yet approved our application to list Intercont’s Ordinary Shares. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

Immediately prior to the completion of this offering, Intercont’s issued and outstanding share capital will consist of 25,000,001 Ordinary Shares. Each of Intercont’s Ordinary Shares is entitled to one vote per share. See “Description of Share Capital” commencing on page 109. Intercont will register its Ordinary Shares under the Securities Exchange Act of 1934, as amended.

Intercont is an “emerging growth company” under applicable U.S. federal securities laws, and, as such are eligible for certain reduced public company reporting requirements. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company” for additional information.

Intercont is a Cayman Islands holding company with no substantive operations. As used in this prospectus, “we,” “us,” the “Group,” “our company,” and “our,” refer to Intercont (Cayman) Limited, together as a group with its subsidiaries. Intercont carries out its business primarily through its subsidiaries located in Asia. Investors in Intercont’s Ordinary Shares should be aware that they will not directly hold equity interests in the operating subsidiaries, but solely hold equity interests in Intercont, the Cayman holding company. This structure involves unique risks to the investors. If the structure changes or becomes disallowed by regulatory authorities, Intercont’s operations could be materially and adversely affected, causing significant decline in the price of Intercont’s Ordinary Shares or rendering them worthless. For further information, see “Risk Factors — Risks Related to Our Corporate Structure” commencing on page 27.

As of the date of this prospectus, Intercont has one (1) direct subsidiary in Singapore, i.e. Singapore Openwindow Technology Pte. Ltd. (“Openwindow” or the “Singapore Subsidiary”), one (1) direct subsidiary in the British Virgin Islands, i.e. Fortune Ocean Holdings Limited (“Fortune Ocean” or the “BVI Subsidiary”), and five (5) indirect subsidiaries 100% owned by Fortune Ocean in Hong Kong, including Top Wisdom Shipping Management Co., Limited (德威船务管理有限公司), a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited (创宝国际（香港）有限公司), a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited (德润船务有限公司), a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited (德祥航运有限公司), a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited (耀光海事公估有限公司), a Hong Kong company formed on April 2, 2014 (“Max Bright,” and together with Top Wisdom, Top Creation, Top Moral, and Top Legend, the “Shipping Subsidiaries” or the “Hong Kong Subsidiaries”).

We are subject to certain legal and operational risks associated with our Hong Kong Subsidiaries, including changes in demand, economic and political developments and regulatory changes in Hong Kong, which will have a significant effect on our business, results of operations and financial condition. Hong Kong is a special administrative region of the People’s Republic of China (“PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. All of the legal and operational risks associated in operating in the mainland of PRC may also apply to the operations of our Hong Kong Subsidiaries, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations, as to whether and how the recent and future PRC government statements and regulatory developments (such as those relating to data security or anti-monopoly) would be applicable to our Hong Kong Subsidiaries and us, and as to the possibilities that the PRC government may exercise significant oversight over the conduct of business in Hong Kong. If there is any significant change to current political arrangements between PRC and Hong Kong, a company operated in Hong Kong may face similar regulatory risks as those operated in the mainland of China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of the foregoing, there are risks and uncertainties which we cannot foresee, and rules and regulations in the PRC can change quickly with little or no advance notice. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. If the PRC government intervenes or influences our current and future operations in Hong Kong in the future, the Chinese regulatory authorities may disallow the holding company structure of us, which would likely result in a material change in our operations and a material change in the value of the Ordinary Shares Intercont is registering for sale, including that it could cause the value of such Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong – Our business, financial condition and results of operations, and/or the value of Intercont’s Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. We confirm that, to the best of our knowledge, information, and belief, as of the date of this prospectus, each of the Hong Kong Subsidiaries has complied with the laws and requirements in respect of data privacy in Hong Kong. However, the laws on data privacy are constantly evolving and may be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the data privacy requirements in a timely manner, or at all, may subject us or our Hong Kong Subsidiaries to various potential consequences, including government enforcement actions and investigations, fines, penalties, imprisonment and suspension or disruption of the Hong Kong Subsidiaries’ operations, as well as potential civil proceedings. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our Shipping Subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.”

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct referred to as the first conduct rule, the second conduct rule, and the merger rule. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.”

After consulting our counsel to Hong Kong law, Lawrence Chan & Co., we do not consider the said data privacy and anti-competition laws and regulations in Hong Kong restrict our ability to conduct our business, accept foreign investment or impose limitations on our ability to list on any U.S. or foreign stock exchange.

Currently, we generate all of our revenues from our Hong Kong Subsidiaries. Cash may be transferred among Intercont and its Hong Kong Subsidiaries, typically transferred through inter-company loans, to lend to and borrow from each other from time to time for business operation purposes. For the six months ended December 31, 2023 and the years ended June 30, 2022 and 2023, there were no loans between Intercont and its subsidiaries, net cash transferred, or transfer of assets other than cash within our organization. For details, see “Summary of Combined Financial and Operating Data — Condensed Combining Schedule — Statement of Cash Flows.” Under the current laws of Hong Kong, except for the requirement of maintaining sufficient fund for the Hong Kong Subsidiaries to remain solvent as a going concern and meet its contractual obligations owed to third parties prohibiting or restricting dividend distributions, these Hong Kong Subsidiaries are not subject to restrictions of distributing funds out of distributable profits to the holding company.

As of the date of this prospectus, none of our subsidiaries has made any dividend payment or distribution to Intercont and Intercont has not made any dividends or distributions to its shareholders, including any U.S. investors. During the year ended June 30, 2023, the Group’s Hong Kong subsidiaries declared and paid in aggregated of $3.8 million dividends to their original shareholders and the Group’s Hong Kong subsidiaries subsequently declared and paid in aggregated of $11.8 million dividends to their original shareholders by March 12, 2024. As of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. Other than discussed above, we do not have any cash management policies that dictate the amount of such funding among our subsidiaries and investors. For details, see “Prospectus Summary — Implications of Being a Company with a Holding Company Structure — Cash and Asset Flows through Our Organization.” Intercont expects to continue to distribute earnings and settle the service fees based on our business needs, and Intercont does not expect to declare dividends in the foreseeable future. Intercont will determine the payment of dividends and fund transfers based on the Group’ specific business needs in accordance with the applicable laws and regulations. See “Dividend Policy.”

According to the legal opinion of Lawrence Chan & Co., our counsel to Hong Kong law, there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and the Hong Kong Subsidiaries. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and the Hong Kong Subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as the Hong Kong Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions, limitations, or procedures on transfer of funds or assets by the PRC government. Any limitation on the ability of any of the Hong Kong Subsidiaries to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of the Hong Kong Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Intercont is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont’s operations are conducted by its subsidiaries in Asia, currently mostly in Hong Kong” commencing on page 29.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to the presence of a large amount shipping service providers. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations” commencing on page 34.

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act, or the HFCAA. Pursuant to the HFCAA and the related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor, UHY LLP, an independent registered public accounting firm (“UHY”), is not among the accounting firms. In August 2022, the PCAOB, the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous

2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA, if needed. On February 24, 2023, the CSRC, the Ministry of Finance, the State Secrecy Administration, and the State Archives Bureau jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Provisions, which aim to standardize confidentiality and archives administration in respect of direct or indirect overseas issuance of securities by domestic enterprises of the PRC and came into effect on March 31, 2023. Given that the Statement of Protocol and the Provisions have just been issued and that official guidance and related implementation rules of the Provisions have not been issued and the Provisions may be subject to further clarifications during subsequent implementation, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. If Intercont’s Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Intercont’s Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Intercont’s Ordinary Shares. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” commencing on page 36 for a detailed discussion.

We are aware that the PRC government recently initiated a series of statements and regulatory developments to regulate business operations in the mainland of China, some of which were with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, expanding the efforts in anti-monopoly enforcement. Because we conduct substantially all of our businesses in Hong Kong and Singapore and have no operations in the mainland of China, we do not believe these statements and regulatory developments would apply to us. However, should these statements or regulatory actions apply to us, including our Hong Kong operations, in the future, or if we expand our business operations into the mainland of China in some ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into the mainland of China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. The failure to comply with these PRC regulations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. In addition, the PRC government has significant authority to intervene or influence the mainland of China or Hong Kong operations of an offshore holding company, such as ours, at any time. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer Intercont’s Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause Intercont’s Ordinary Shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong” commencing on page 29.

We are aware that, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (ii) PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. To determine whether an overseas offering and listing will be deemed as “the indirect overseas offering and listing” by a PRC domestic company, the Trial Measures provides that (i) any overseas offering and listing made by an issuer that meets both the following explicit criteria will be determined as an “indirect overseas offering and listing”: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies (“Criteria A”), and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; and (ii) the determination as to whether or not an overseas offering and listing by a PRC domestic company is an “indirect overseas offering and listing”, shall be made on a “substance over form” basis (the “Discretional Clause”). We do not believe that we are subject to the Trial Measures because we conduct substantially all of our businesses in Hong Kong and Singapore, and have no operations in the mainland of China and our operating revenue, total profit, total assets or net assets were not derived from PRC domestic companies. We are also advised by our PRC legal counsel, Jingtian & Gongcheng, that the possibility for us to be subject to the filing under the Trial Measures is low because we have no operation in mainland China and don’t meet Criteria A, and Jingtian & Gongcheng currently has no grounds to believe that the Discretional Clause would apply to us, however, Jingtian & Gongcheng cannot rule out the possibility that CSRC would take a different view when determining whether to apply the Discretional Clause on us. As a result, if we are determined by the CSRC that we shall complete the filing based on the Discretional Clause or. As a result, if we are determined by the CSRC that we shall complete the filing based on the Discretional Clause and later required to fulfill the filing procedure with the CSRC, we cannot guarantee that we will complete the CSRC filing procedure. For a description of relevant risks related to this offering, see “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Although we do not believe we are required to file with the China Securities Regulatory Commission for this offering under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises promulgated in February 2023, if we are required to do so, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for this offering” commencing on page 37.

Lawrence Chan & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, an action can be brought upon a foreign judgment in Hong Kong courts. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In an action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in an action in Hong Kong brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying the Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)(2)	US$	US$
Proceeds, before expenses, to us(3)(4)	US$	US$

____________

(1)      For a description of compensation payable to the underwriters, see “Underwriting.”

(2)      Represents underwriting discounts and commissions up to seven and one-half percent (7.5%) (or $[•] per Ordinary Share), of gross proceeds of this offering. Does not include a non-accountable expense allowance equal to one half of one percent (0.5%) of the gross proceeds received by Intercont from the sales of the Ordinary Shares in this offering payable to the underwriters. See “Underwriting” for all compensation to be paid to the underwriters.

(3)      Assumes no exercise of the underwriters’ option to purchase additional Ordinary Shares.

(4)      Excludes fees and expenses payable to the underwriters. See “Underwriting — Underwriting Discounts and Commissions and Expenses.”

The underwriters have a 45-day option to purchase up to an additional [•] Ordinary Shares equal to fifteen percent (15%) of the total number of Ordinary Shares sold by Intercont at the initial public offering price in this offering less the underwriting discounts and commissions.

In addition to the underwriting discounts and commissions and expenses listed above, Intercont has agreed to issue, upon closing of this offering, warrants to EF Hutton LLC, acting as the representative of the underwriters (the “Representative”), or its designees, exercisable at any time and from time to time, in whole or in part, during the five year period commencing six months following the effective date of the registration statement, entitling the Representative to purchase five percent (5%) of the total number of Ordinary Shares sold by Intercont in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 120% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus forms a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof.

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, NY on            , 2024.

EF Hutton LLC

The date of this prospectus is            , 2024

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until              , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in Intercont’s Ordinary Shares discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy Intercont’s Ordinary Shares. As used in this prospectus, “we,” “us,” “the Group,” and “our,” refer to Intercont (Cayman) Limited, together as a group with its subsidiaries. In addition, this prospectus contains information from a report prepared by Frost & Sullivan, a third-party market research firm, to provide information on our industry and market position.

Our Mission

We aim to leave green footprints across the oceans through our maritime shipping and seaborne pulping operation.

Our Corporate History and Structure

Intercont is a Cayman exempted company formed on July 4, 2023. On March 27, 2024, Intercont completed a reorganization of its corporate structure. Intercont owns a 100% equity interest in each of Fortune Ocean Holdings Limited, a British Virgin Islands holding company formed on January 22, 2024 (“Fortune Ocean” or the “BVI Subsidiary”), and Singapore Openwindow Technology Pte. Ltd., a Singapore private company limited by shares formed on July 28, 2023 (“Openwindow” or the “Singapore Subsidiary”).

On March 14, 2024, Fortune Ocean became the 100% owner of Top Wisdom Shipping Management Co., Limited (德威船务管理有限公司), a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited (创宝国际（香港）有限公司), a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited (德润船务有限公司), a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited (德祥航运有限公司), a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited (耀光海事公估有限公司), a Hong Kong company formed on April 2, 2014 (“Max Bright,” and together with Top Wisdom, Top Creation, Top Moral, and Top Legend, the “Shipping Subsidiaries” or the “Hong Kong Subsidiaries”).

The Group has conducted its international maritime shipping business through the Shipping Subsidiaries since 2011. Openwindow plans to launch its seaborne pulping business by the first quarter of calendar year 2025.

The following diagram illustrates our corporate structure, including our subsidiaries.

Overview

The Group operates its global maritime shipping services through its Shipping Subsidiaries. The Group’s global maritime shipping business consists of two revenue streams, time chartering and vessel management services. The Group’s global maritime shipping business generated US$12.4 million, US$32.4 million and US$31.3 million revenue in the six months ended December 31, 2023, the fiscal years ended June 30, 2023 and 2022, respectively, which constitute 100% of the Group’s revenue. The Group expects to see steady growth in the global maritime shipping business.

The Group plans to operate its seaborne pulping business through Openwindow and build its seaborne pulping business upon its long-established global maritime shipping operations. Via a combination of self-owned vessels and partnership with other shipowners for leased-in vessels, the Group expects to launch the seaborne pulping business by the first quarter of calendar year 2025.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success.

Global maritime shipping Services

•        Established Track Record in Global maritime shipping.    Our Shipping Subsidiaries and management team have been in the global maritime shipping business for over a decade. Over the years, our Shipping Subsidiaries have maintained stable business relationships with critical suppliers and customers.

•        Strong Balance Sheet Positioned for Additional Growth.    The Group has a well-capitalized balance sheet, and has maintained its liquidity position throughout the downturn in shipping markets through prudent financial risk management. The Group’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned the Group to take advantage of further growth opportunities.

•        Experienced management team.    The Group has an experienced team. Each management team member of the Shipping Subsidiaries has over ten years of experience in global maritime shipping. The management team’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of the global maritime shipping sector.

•        Large cargo contracts base and strong relationships with key counterparties.    Intercont has built a significant base of cargo contracts. Intercont has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and brokers. Thus, Intercont has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts base helps Intercont to better position its routes geographically and enables it to mitigate market volatility.

Seaborne Pulping Business

•        Light-asset business model.    Unlike traditional shipping companies, Openwindow plans to operate the seaborne pulping business on a light-asset model. Openwindow expects to own only a limited number of pulping factory ships, but to lease most factory ships modified according to its specifications from shipowners. Under this model, Openwindow can quickly scale up its business without incurring significant capital expenditures.

•        Product quality.    Utilizing advanced equipment and procedures, Openwindow expects to be able to deliver high-quality pulp. Openwindow’s pulp is expected to contain less undissolved fiber and impurities than the Chinese national standard, making it readily available for the downstream paper mills’ processing without further treatment. The higher quality pulp is expected to provide Openwindow an edge against some of its competitors.

•        Targeted market.    Openwindow’s pulp is expected to be suitable for making paper containers and packages, widely used in the logistics and delivery industry. With a large volume of online shopping transactions, Asia’s market has a corresponding appetite for packaging materials. Openwindow expects to benefit from this specific segment of market.

Growth Strategies

Global maritime shipping Business

•        Organically grow our fleet.    Our Shipping Subsidiaries plan to organically grow our fleet to increase our revenue and meet increasing demands. Our Shipping Subsidiaries expect to acquire two (2) additional vessels in the upcoming five years but our Shipping Subsidiaries have not entered into any contracts of acquisition of vessels as of the date of this prospectus.

•        Improve operation efficiency.    We plan to improve the efficiency of our operations, by introducing more advanced technology to empower the chartering service. By better connecting the needs of shipowners and charters, as well as more efficiently arranging the vessel space, we expect to further increase the profit margin of the chartering business.

•        Consolidate the financial conditions.    Some of our Shipping Subsidiaries’ vessels are financed, subjecting us to potential risks from interest rate changes and market volatilities. We plan to adjust our capital structure based on the outcome of our operations and market conditions to reduce risks.

Seaborne Pulping business

•        Increase the number of pulping factory ships.    Openwindow is negotiating with a shipowner to set up a factory ship with specific specifications for its seaborne pulping operations. After it launches and operates steadily, Openwindow expects to duplicate the model to new factory ships. Openwindow expects to attain a fleet of eight (8) leased-in and self-owned factory ships by the end of fiscal year 2027. Openwindow has not entered into any contracts to lease or acquire factory ships as of the date of this prospectus.

•        Expand product lines.    The current designs of Openwindow’s equipment and technology are expected to work best for making pulp out of old corrugated containers. Openwindow plans to improve its technology to manufacture pulp out of other materials and for other purposes.

•        Acquire more customers.    Openwindow’s seaborne pulping business is at an early stage. To further grow its business, Openwindow expects to expand its customer base for higher bargaining power and flexibility.

Risks Factors

Investing in Intercont’s Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in Intercont’s Ordinary Shares. We set forth below a summary of the principal risks and challenges we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks related to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•        The business of our Shipping Subsidiaries could be negatively impacted by the cyclical nature of the shipping industry.

•        We face certain risks related to our transaction arrangements with our affiliates.

•        The profitability and growth of our Shipping Subsidiaries are contingent on the demand for shipping vessels and global economic conditions, with consumer confidence and spending playing a crucial role in influencing shipping volume and charter rates. The volatility or potential increase in charter hire rates for shipping vessels could negatively impact our Shipping Subsidiaries’ profitability.

•        Intercont’s Shipping Subsidiaries operate in a highly competitive global maritime shipping industry and if they do not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

•        Global events, such as terrorist attacks and regional conflicts, have the potential to significantly impact Intercont’s business, financial status, operational results, and cash flows.

•        The paper product industry is cyclical in nature. Fluctuations in the prices of, and the demand for, our seaborne pulping products could result in lower sales volumes and smaller profit margins.

•        Our seaborne pulping business is still in early stages, and may not operate profitably, if at all.

•        Our seaborne pulping business may not comply with all the import/export laws and regulations.

Risks related to our corporate structure

Intercont (Cayman) Limited is a Cayman Islands holding company with no substantive operations. Intercont currently carries out its business primarily through its Shipping Subsidiaries. Intercont and holders of Intercont’s securities (including the Ordinary Shares) are therefore subject to various legal and operational risks and uncertainties related to Intercont’s corporate structure, which would result in a material adverse change in our operations, cause the value of any securities Intercont offers to significantly decline or become worthless. Such risks and uncertainties include, but are not limited to, the following:

•        Cayman Islands economic substance requirements may have an effect on our business and operations. See “Risk Factors — Risks Related to Our Corporate Structure — Cayman Islands economic substance requirements may have an effect on our business and operations” commencing on page 27.

•        As Intercont is incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited. See “Risk Factors — Risks Related to Our Corporate Structure — As Intercont is incorporated under the Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.” commencing on page 28.

•        Intercont will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity. See “Risk Factors — Risks Related to Our Corporate Structure — Intercont will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity.” commencing on page 38.

Risks related to doing business in Hong Kong

We face various legal and operational risks and uncertainties related to being based in and having significant operations in Hong Kong and are therefore subject to risks associated with doing business in Hong Kong generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to complete this offering or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

•        We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global economic condition could significantly impact our business. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business” commencing on page 30.

•        Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business” commencing on page 31.

•        The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Subsidiaries, which may affect a substantial part of our business. See “Risk Factors – Risks Related to Doing Business in Hong Kong — The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our subsidiaries in Hong Kong, which may affect a substantial part of our business” commencing on page 31.

•        The Chinese government may exercise significant oversight and discretion over the conduct of our Hong Kong Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s ordinary shares” commencing on page 32.

Risks related to Intercont’s Ordinary Shares and this offering

In addition to the risks described above, we are subject to the following risks relating to Intercont’s Ordinary Shares and this offering, including, but not limited to, the following:

•        Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — ” commencing on page 36

•        Although we do not believe we are required to file with the China Securities Regulatory Commission for this offering under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises promulgated in February 2023, if we are required to do so, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for this offering. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” commencing on page 36.

•        Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Ordinary Shares. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Although we do not believe we are required to file with the China Securities Regulatory Commission for this offering under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises promulgated in February 2023, if we are required to do so, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for this offering” commencing on page 37.

•        There has been no public market for Intercont’s Ordinary Shares prior to this offering, and you may not be able to resell Intercont’s Ordinary Shares at or above the price you paid, or at all. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — There has been no public market for Intercont’s Ordinary Shares prior to this offering, and you may not be able to resell Intercont’s ordinary share at or above the price you paid, or at all.” commencing on page 38.

•        Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares” commencing on page 38.

Implications of Being a Company with a Holding Company Structure

Intercont is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont conducts all of its operations through its subsidiaries in Hong Kong and Singapore. Because of our corporate structure as a Cayman Islands holding company with operations conducted through our subsidiaries in Asia, it involves unique risks to investors. Investors in our Intercont’s Ordinary Shares should be aware that they will not and may never directly hold equity interests in the operating subsidiaries, but rather purchasing equity solely in Intercont, the Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against Intercont’s directors and officers who are located outside of the United States.

Cash and Asset Flows through Our Organization

As of the date of this prospectus, we conduct all of our revenue-generating operation activities through our wholly owned subsidiaries in Hong Kong. As a result, all of our revenues are received by our Hong Kong Subsidiaries.

As of the date of this prospectus, none of the Hong Kong Subsidiaries has made any dividend payment or distribution to Intercont and Intercont has not made any dividends or distributions to its shareholders. During the year ended June 30, 2023, the Group’s Hong Kong Subsidiaries declared and paid in aggregated of $3.8 million dividends to their original shareholders and the Group’s Hong Kong Subsidiaries subsequently declared and paid in aggregated of $11.8 million dividends to their original shareholders by March 12, 2024. As of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. Other than discussed above, we do not have any cash management policies that dictate the amount of such funding among our subsidiaries.

Cash may be transferred among Intercont and its subsidiaries, and they may lend to and borrow from each other from time to time for business operation purposes. For the six months ended December 31, 2023 and the years ended June 30, 2022 and 2023, no inter-company cash transfers or transfers of other assets have occurred among Intercont and its subsidiaries. For details, see “Summary of Combined Financial and Operating Data — Condensed Combining Schedule — Statement of Cash Flows.”

Regulatory Permissions and Licenses for Our Operations in Hong Kong and This Offering

In spite of the recent developments in the PRC authorities’ regulatory acts, including the CSRC’s promulgation of the Trial Measures on February 17, 2023, the CSRC, Ministry of Finance, and National Administration of State Secrets Protection, and National Archives Administration of China’s joint issuance of the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises on February 24, 2023, and the CAC’s promulgation of the Measures on Security Assessment of Outbound Data Transfer on July 7, 2022, we do not believe we are subject to such regulations. We have no business operations in nor material connections with the mainland of China. The offering of Intercont’s Ordinary Shares will likely not be regarded as an indirect overseas offering by PRC domestic companies under the Trial Measures and no filing procedures required thereunder will be applicable. We are not required to obtain regulatory filings or approvals issued by competent industry authorities of the mainland of China. In addition, we do not believe the offering of Intercont’s Ordinary Shares requires any approval from or filing with any other authorities of the mainland of China.

But due to the risk of change to current political arrangements between mainland China and Hong Kong, there are risks and uncertainties which we cannot foresee, and rules and regulations in the PRC can change quickly with little or no advance notice. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. The PRC government has significant authority to intervene or influence the mainland of China or Hong Kong operations of an offshore holding company, such as ours, at any time. If it is determined in the future that the approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and this offering and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, these risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the shares of Intercont’s Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause Intercont’s Ordinary Shares to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, UHY, is not among the accounting firms. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors outside of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. If Intercont’s Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Intercont’s Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Intercont’s Ordinary Shares. For details, see “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

Dividend Policy

Intercont’s board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, Intercont’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that Intercont may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in Intercont being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution is proposed to be paid. Even if Intercont decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Intercont has never declared or paid cash dividends and does not have any present plan to pay any cash dividends on its Ordinary Shares in the foreseeable future after this offering. During the year ended June 30, 2023, the Group’s subsidiaries declared and paid in aggregated of $3.8 million dividends to their original shareholder controlled by the Controlling Shareholder Group and the Group’s subsidiaries subsequently declared and paid in aggregated of $11.8 million dividends to their original shareholder controlled by the Controlling Shareholder Group by March 12, 2024. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

Implications of Being an Emerging Growth Company

Intercont is an “emerging growth company”, as defined in the “JOBS Act”, and it is eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in Intercont’s Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

Intercont could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which its annual gross revenues exceed $1.235 billion, (2) the date that Intercont becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Intercont’ Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter and Intercont has been publicly reporting for at least 12 months, or (3) the date on which Intercont has issued more than $1 billion in non-convertible debt during the preceding three-year period.

Implications of Being a Foreign Private Issuer

Intercont is a “foreign private issuer” within the meaning of the rules under the Exchange Act. Accordingly, upon consummation of this offering, Intercont will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As such, Intercont will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        Intercont is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, Intercont is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        Intercont is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        Intercont is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        Intercont is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        Intercont’s insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as Intercont, may rely on its home country corporate governance practices in lieu of certain of the rules in Nasdaq Rule 5600 Series and Rule 5250(d), provided that Intercont nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606) and that Intercont has an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If Intercont relies on its home country corporate governance practices in lieu of certain of the rules of Nasdaq, Intercont’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Intercont will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. As a foreign private issuer, Intercont is not generally required to provide quarterly financial information to the shareholders. However, once listed on Nasdaq, Intercont will be required to file an interim balance sheet and income statement as of the end of our second quarter. These interim financial statements are not required to reconcile to US GAAP, but they must be provided no later than 6 months following the end of Intercont’s second quarter. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Intercont is required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. If Intercont relies on its home country corporate governance practices in lieu of certain of the rules of Nasdaq, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If Intercont chooses to do so, Intercont may utilize these exemptions for as long as it continues to qualify as a foreign private issuer. Although Intercont is permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of Nasdaq corporate governance rules, currently, Intercont intends to comply with Nasdaq corporate governance rules applicable to foreign private issuers.

Being a foreign private issuer and an emerging growth company also exempts Intercont from certain more stringent executive compensation disclosure rules. Thus, even if Intercont no longer qualifies as an emerging growth company but remain a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

Corporate Information

Our principal executive offices are located at Room 8501, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong, China. Our registered address is located at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.intercontcayman.com. The information contained on our website is not a part of this prospectus.

Legal Proceedings

None of Intercont or its subsidiaries is currently a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Conventions That Apply to This Prospectus

Unless otherwise indicated, all numbers and financial information are presented in U.S. Dollars.

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•        “Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

•        “HKD”, “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong.

•        “PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, for purposes of this prospectus only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong, Macau or Taiwan. And only in the context of describing PRC laws, the PRC laws do not include any law, regulation, statute, rule, order, decree, notice, and supreme court’s judicial interpretation or other legislation of the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

•        “Securities Act” refers to the Securities Act of 1933, as amended.

•        “$”, “USD”,“US$” or “U.S. Dollars” refers to the official legal currency of the United States.

Our reporting currency is U.S. dollars. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly denominated in U.S. dollar and a majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined statements of income.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$[•] and US$[•] per Ordinary Share.
Ordinary Shares offered by Intercont	[•] Ordinary Shares (or [•] Ordinary Shares if the underwriters exercise in full their option to purchase additional Ordinary Shares).
Ordinary Shares outstanding immediately before this offering	[•] Ordinary Shares (or [•] Ordinary Shares if the underwriters exercise in full their option to purchase additional Ordinary Shares).
Ordinary Shares outstanding immediately after this offering	[•] Ordinary Shares, (or [•] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full, excluding the shares underlying the Representative’s Warrants).
The Ordinary Shares	Each Ordinary Share has a par value of US$0.0001. You should carefully read “Description of Ordinary Shares” section in this prospectus to better understand the terms of the Ordinary Shares.
Option to purchase additional Ordinary Shares

Intercont has granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of additional [•] Ordinary Shares equal to fifteen percent (15%) of the total number of Ordinary Shares sold by Intercont in this offering at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Listing

We have applied to have Intercont’s Ordinary Shares listed on Nasdaq Capital Market under the symbol “NCT.” There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

Use of Proceeds

Intercont estimates that it will receive net proceeds of approximately US$[•] million from this offering, assuming an initial public offering price of US$[•] per Ordinary Shares, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by Intercont.

Intercont intends to use our net proceeds from this offering to, among other things, (i) increase its working capital and financial flexibility to expand its fleet, procure raw materials, fund marketing activities, and other general corporate purposes (approximately 35% of the offering proceeds), (ii) develop onboard pulp manufacturing technologies to improve yields (approximately 30% of the offering proceeds), (iii) engage professionals to promote the maritime ESG industrialization process and explore the related commercial opportunities in the market (approximately 20% of the offering proceeds), and (iv) expand the Company’s research and development team, marketing team, and manufacturing team (approximately 15% of the offering proceeds). None of the proceeds of this offering will be used to compensate or otherwise make payments to officers or directors of Intercont or any of its subsidiaries. See “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in Intercont’s Ordinary Shares.
Lock-up

Intercont, its directors and officers and certain of its existing shareholders, have agreed with the underwriters, subject to certain exceptions, not to sell, or otherwise transfer or otherwise dispose of any Ordinary Shares for a period of 180 days from the closing of this Offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Representative’s Warrants

The registration statement of which this prospectus forms a part also registers for sale the Representative’s Warrants, exercisable at any time and from time to time, in whole or in part, during the five year period commencing six months following the effective date of the registration statement, entitling the Representative to purchase five percent (5%) of the total number of Ordinary Shares sold by Intercont in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 120% of the public offering price. Please see “Underwriting — Representative’s Warrants” for a description of these warrants.

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment therefor on [•], 2024.
Transfer agent and register	Equiniti Trust Company, LLC

The number of Ordinary Shares that will be outstanding immediately after this offering:

•        is based on 25,000,001 Ordinary Shares issued and outstanding as of the date of this prospectus; and

•        includes [•] Ordinary Shares in the form of Ordinary Shares that Intercont will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares.

SUMMARY OF COMBINED FINANCIAL AND OPERATING DATA

Combined Financial Statements

The following summary combined statement of comprehensive income for the six months ended December 31, 2023 and the fiscal years ended June 30, 2022 and 2023. The tables below demonstrate the quantitative metrics of the condensed combining schedule that disaggregates operations and depicts the financial position, results of operations and cash flows of Intercont and its subsidiaries as of December 31, 2023, June 30, 2023 and 2022, and for the six months ended December 31, 2023 and the years ended June 30, 2023 and 2022. They have been derived from our audited combined financial statement included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with the U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary of Combined Financial and Operating Data section together with our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Condensed Combining Schedule — Statement of Income

	For the Six Months Ended December 31, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary*	Hong Kong Subsidiaries	Eliminations	Combined Total
Revenues	$—	$—	$12,372,149	$—	$12,372,149
Cost	$—	$—	$9,012,587	$—	$9,012,587
Gross profit	$—	$—	$3,359,562	$—	$3,359,562
Income from operations	$(300,568)	$—	$2,816,963	$—	$2,516,395
Income for equity method investment	$1,885,935	$—	$—	$(1,885,935)	$—
Net income	$1,585,367	$—	$1,885,935	$(1,885,935)	$1,585,367
	For the Year Ended June 30, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary*	Hong Kong Subsidiaries	Eliminations	Combined Total
Revenues	$—	$—	$32,445,557	$—	$32,445,557
Cost	$—	$—	$18,068,312	$—	$18,068,312
Gross profit	$—	$—	$14,377,245	$—	$14,377,245
Income from operations	$—	$—	$13,500,808	$—	$13,500,808
Income for equity method investment	$10,887,689	$—	$—	$(10,887,689)	$—
Net income	$10,887,689	$—	$10,887,689	$(10,887,689)	$10,887,689

____________

*        The subsidiary was established in July 2023.

	For the Year Ended June 30, 2022
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Revenues	$—	$—	$31,267,721	$—	$31,267,721
Cost	$—	$—	$20,905,934	$—	$20,905,934
Gross profit	$—	$—	$10,361,787	$—	$10,361,787
Income from operations	$—	$—	$9,494,921	$—	$9,494,921
Income for equity method investment	$8,490,146	$—	$—	$(8,490,146)	$—
Net income	$8,490,146	$—	$8,490,146	$(8,490,146)	$8,490,146

Condensed Combining Schedule — Balance Sheet

	As of December 31, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Cash	$99,432	$—	$4,555,477	$—	$4,654,909
Total current assets	$99,432	$—	$5,386,662	$—	$5,486,094
Investments in subsidiaries	$8,240,223	$—	$—	$(8,240,223)	$—
Total non-current assets	$8,340,223	$—	$63,373,051	$(8,240,223)	$63,473,051
Total assets	$8,439,655	$—	$68,759,713	$(8,240,223)	$68,959,145
Total liabilities	$500,000	$—	$60,519,490	$—	$61,019,490
Total equity	$7,939,655	$—	$8,240,223	$(8,240,223)	$7,939,655
Total liabilities and equity	$8,439,655	$—	$68,759,713	$(8,240,223)	$68,959,145
	As of June 30, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Cash	$—	$—	$3,416,273	$—	$3,416,273
Total current assets	$—	$—	$16,560,631	$—	$16,560,631
Investments in subsidiaries	$17,954,288	$—	$—	$(17,954,288)	$—
Total non-current assets	$17,954,288	$—	$63,685,272	$(17,954,288)	$63,685,272
Total assets	$17,954,288	$—	$80,245,903	$(17,954,288)	$80,245,903
Total liabilities	$—	$—	$62,291,615	$—	$62,291,615
Total equity	$17,954,288	$—	$17,954,288	$(17,954,288)	$17,954,288
Total liabilities and equity	$17,954,288	$—	$80,245,903	$(17,954,288)	$80,245,903
	As of June 30, 2022
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Cash	$—	$—	$10,431,422	$—	$10,431,422
Total current assets	$—	$—	$11,099,809	$—	$11,099,809
Investments in subsidiaries	$10,863,757	$—	$—	$(10,863,757)	$—
Total non-current assets	$10,863,757	$—	$57,629,071	$(10,863,757)	$57,629,071
Total assets	$10,863,757	$—	$68,728,880	$(10,863,757)	$68,728,880
Total liabilities	$—	$—	$57,792,913	$—	$57,792,913
Total equity	$10,863,757	$—	$10,935,967	$(10,863,757)	$10,935,967
Total liabilities and equity	$10,863,757	$—	$68,728,880	$(10,863,757)	$68,728,880

Condensed Combining Schedule — Statement of Cash Flows

	For the Six Months Ended December 31, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Net cash provided by operating activities	$(300,568)	$—	$4,168,371	$—	$3,867,803
Net cash provided by investing activities	$—	$—	$11,235,274	$—	$11,235,274
Net cash used in financing activities	$400,000	$—	$(14,264,441)	$—	$(13,864,441)
Inter-company cash transfers:
None	$—	$—	$—	$—	$—

	For the Year Ended June 30, 2023
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Net cash provided by operating activities	$—	$—	$13,569,094	$—	$13,569,094
Net cash used in investing activities	$—	$—	$(23,995,575)	$—	$(23,995,575)
Net cash provided by financing activities	$—	$—	$3,411,332	$—	$3,411,332
Inter-company cash transfers:
None	$—	$—	$—	$—	$—
	For the Year Ended June 30, 2022
	Intercont and BVI Subsidiary	Singapore Subsidiary	Hong Kong Subsidiaries	Eliminations	Combined Total
Net cash used in operating activities	$—	$—	$12,312,313	$—	$12,312,313
Net cash used in investing activities	$—	$—	$(2,102,361)	$—	$(2,102,361)
Net cash provided by financing activities	$—	$—	$(2,532,808)	$—	$(2,532,808)
Inter-company cash transfers:
None	$—	$—	$—	$—	$—

RISK FACTORS

An investment in Intercont’s Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in Intercont’s Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of Intercont’s Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The business of our Shipping Subsidiaries could be negatively impacted by the cyclical nature of the shipping industry.

Historically, the financial performance of the global maritime shipping business has exhibited cyclical patterns, marked by fluctuations in profitability and asset values due to changes in the supply and demand for international maritime shipping services. The quantity of shipping capacity depends on various factors, including the number and size of vessels in the global fleet, their deployment, the introduction of new vessels, and the decommissioning of older ones, etc. The demand for international maritime shipping services is influenced by global and regional economic conditions, currency exchange rates, the globalization of manufacturing, variations in global and regional international trade levels, regulatory developments, and alterations in seaborne and other transportation patterns. Predicting changes in the demand for international maritime shipping services is challenging. Declines in demand and/or increases in international maritime shipping capacity could result in substantially lower freight rates, decreased volume, or a combination of both, thereby adversely affecting the business, financial status, and operational results of our Shipping Subsidiaries.

We face certain risks related to our transaction arrangements with affiliates.

Currently, two (2) of the four (4) vessels operated by our Shipping Subsidiaries are leased from a related party controlled by a family member of our shareholder. Additionally, our Shipping Subsidiaries have also entered into business arrangements with related parties in the ordinary course of business. Historically, we did not have in place a formal process that meets public company standard to review and approve transactions with related parties, and such related party transactions may impair investors in Intercont’s Ordinary Shares. But recently, the Company has adopted a related party transaction policy to review and approve all further related party transactions. Furthermore, if any of the related parties having a business relationship with the Group reneges from the arrangements, the Group will have difficulty in finding replacement in a timely and cost-efficient manner, if at all. As a result, our business operations and financial performance may be negatively affected.

We depend on certain customers for our revenue.

For the six months ended December 31, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 42% and 27%, respectively, of the Group’s total revenues. For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenues. For the year ended June 30, 2022, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 52% of the Group’s total revenues. As of December 31, 2023, Customer F accounted for approximately 100% of the Group’s accounts receivable. As of June 30, 2023, Customer D and Customer E accounted for approximately 74% and 26%, respectively, of the Group’s accounts receivable. As of June 30, 2022, Customer F accounted for approximately 100% of the Group’s accounts receivable. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Shipping Subsidiaries charter vessels from a limited number of suppliers.

Our Shipping Subsidiaries currently charter two (2) vessels from a related party and charter one (1) vessels from an independent third party. If they terminate their business relationships with our Shipping Subsidiaries, our Shipping Subsidiaries will face the risk of not being able to secure adequate vessel replacement in a timely manner or the risk of being required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The profitability and growth of our Shipping Subsidiaries are contingent on the demand for shipping vessels and global economic conditions, with consumer confidence and spending playing a crucial role in influencing shipping volume and charter rates. The volatility or potential increase in charter hire rates for shipping vessels could negatively impact our Shipping Subsidiaries’ profitability.

The movements of the Baltic Dry Index (BDI), an indicator reflecting the daily average charter rates for key routes and published by the Baltic Exchange Limited, are highly unpredictable. Widely considered as a primary benchmark for monitoring the vessel charter market and overall shipping market performance, the BDI experienced a substantial 97.5% decline from its peak of 11,793 in May 2008 to 290 on February 10, 2016, and has since maintained a volatile trajectory. As of January 26, 2024 the BDI reached 1,518. The significant variance of BDI index could result in uncertainties in the Company’s operation.

Several factors influence the demand for shipping capacity, including:

•        Supply and demand dynamics for products suitable for maritime shipping.

•        Changes in the global production of goods transported by ships.

•        Distance requirements for sea transport of cargo products.

•        Globalization of manufacturing.

•        Global and regional economic and political conditions, wars, armed conflicts, terrorist activities, embargoes, strikes, and tariffs.

•        International trade developments and disruptions.

•        Shifts in seaborne and other transportation patterns, encompassing alterations in transport distances and vessel speeds.

•        Environmental and regulatory changes.

•        Currency exchange rate fluctuations.

Demand for dry bulk vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could negatively impact charter rates and have a material adverse effect on our business, results of operations and financial condition.

Factors influencing the supply of shipping capacity encompass:

•        New building deliveries.

•        Scrapping rates of older shipping vessels.

•        Disruption of shipping routes due to accidents or political events.

•        Pricing of steel and other raw materials.

•        Changes in environmental and regulatory frameworks limiting the useful life of vessels.

•        The number of inactive shipping vessels.

•        Port and canal congestion.

A decline in the worldwide economic conditions, particularly in the Asia Pacific region, has the potential to significantly impact our Shipping Subsidiaries’ business, financial well-being, and operational results.

The global economic landscape is pivotal in determining the demand for various commodities across the globe, consequently influencing maritime transportation. Specifically, the Group foresees a substantial number of ports, where its cargo operations are situated, continuing to be actively involved in cargo handling within the Asia Pacific

Region. Asia Pacific Region is expected to function as one of the Group’s crucial locations for loading and unloading operations. Therefore, any negative shifts in economic conditions within Asia Pacific Region could exert a noteworthy influence on the demand for global maritime shipping. Nonetheless, if the economic state of Asia Pacific Region persists in being feeble or undergoes negative growth in the future, it could have an adverse effect on the demand for global maritime shipping.

An escalation of global trade protectionism could have a significant adverse impact on our Shipping Subsidiaries’ business, potentially affecting their financial condition, operational results, and cash flows.

Our Shipping Subsidiaries’ operations are susceptible to the risk that increased global trade protectionism may negatively influence their business. Governments might resort to trade barriers to shield or rejuvenate their domestic industries against foreign imports, thereby diminishing the demand for global maritime shipping. Imposing restrictions on imports, including tariffs, could wield a substantial impact on global trade and the demand for shipping services. The presence of trade protectionism in the markets served by our Shipping Subsidiaries may lead to increased costs of exported goods, extended delivery times, elevated risks associated with exporting, ultimately resulting in a decrease in the volume of exported goods and a diminished demand for shipping.

Our Shipping Subsidiaries’ operations and business revenue often stem from transporting goods from Asia to various overseas export markets. Any downturn or impediment in the production capacity of exporters based in Asia could significantly adversely affect Asia’s export growth rate and, consequently, affecting our Shipping Subsidiaries’ business.

Our Shipping Subsidiaries operate in a highly competitive global maritime shipping industry and if they do not compete successfully with new entrants or established companies with greater resources, their shipping business growth and results of operations may be adversely affected.

The worldwide international maritime shipping business is highly competitive. Barriers to entry are relatively low for existing shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, vessel availability, inland operations, quality of customer service, value-added services and other customer requirements. There is strong competition in the international markets and trade lanes in which our Shipping Subsidiaries currently operate, and we expect that current competitive pressures within the international maritime shipping industry will continue.

Increases in marine fuel prices could increase our operating costs.

Marine fuel constitutes a substantial cost to our global maritime shipping and seaborne pulping businesses. The cost of marine fuel is subject to many economic and political factors which are beyond our control. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven-year high, impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States, and other countries. Since the outbreak of the Palestinian-Israeli conflict in 2023, the instability in the Middle East may further affect international oil prices. Although we do not have any trading activities with sanctioned parties or ports, sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Global events, such as terrorist attacks and regional conflicts, have the potential to significantly impact our business, financial status, operational results, and cash flows.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes, and financial condition. Additionally, recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting the Group’s shipping operations.

Ongoing conflicts and recent developments in regions such as Ukraine, Russia, North Korea, Myanmar, and the Middle East (including Iran, Iraq, Israel, Palestine, Syria, the Persian Gulf, Yemen), coupled with the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict globally. These events may contribute to heightened economic instability in the worldwide financial markets. Recent statements from government leaders about potential trade barriers to safeguard domestic industries against foreign imports add to the uncertainties.

War in a country where a significant supplier or customer of Intercont is situated could impact the supply chain or revenue generation from that customer. Historical instances indicate that political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs, have historically and could continue to significantly impact global trade and the demand for shipping services. Although we have not conducted business with any sanctioned entity or port, we adopt several measures to avoid the transactions with any sanctioned entity or port, and we are in the process of make a Sanction, Export Control and Trade Control Policy. Any of these events, including the recent Houthi rebel terrorist attacks affecting the Red Sea route, could have a material adverse effect on our business, financial condition, cash flows, and operational results.

Acts of piracy on ocean-going vessels may have a material adverse effect on the Group’s business, financial condition, cash flows, and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

Global maritime shipping business and our seaborne pulping business are both subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment, or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on Intercont and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our future results of operations will be subject to seasonal fluctuations, which may adversely affect our financial condition.

The market in which we operate our dry bulk vessels may exhibit seasonal variations in demand, such as demands affected by holiday seasons. In addition, unpredictable and adverse weather conditions and patterns in different parts of the world have in the past had a negative impact on various exports. Such seasonality may affect our business, results of operations, financial condition, and could affect our ability to pay dividends, if any, in the future.

Our freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations, or other governments.

While we do not anticipate our freights calling on ports situated in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities, or countries identified as state sponsors of terrorism, there may be instances, based on charterers’ instructions, where our vessels may call on ports in such countries in the future. The application of U.S. sanctions and embargo laws varies, as they do not uniformly apply to the same entities or prohibit identical activities. Furthermore, these laws and regulations may be amended or strengthened over time.

Although we are committed to complying with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there is no guarantee of continued compliance in the future. This uncertainty arises especially as the interpretation and scope of certain laws may be unclear and subject to evolving interpretations. Any violation of these laws could have a severe adverse impact on our ability to access U.S. capital markets.

We operate carriers globally, exposing our business to inherent operational risks that could potentially impact our revenue, increase expenses, and may not be fully covered by insurance.

Engaged in the global maritime shipping business and seaborne pulping business operating on international vessels, we face inherent risks associated with the global operations of ocean-going freights. Cargoes transported by us are susceptible to damage or loss due to various events, including marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy, and other unforeseen circumstances. Additionally, the transportation of cargoes across diverse international jurisdictions introduces the risk of business interruptions caused by political circumstances in foreign countries, hostilities, labor strikes, boycotts, potential changes in tax rates or policies, and the possibility of government expropriation of our carried cargoes. Any of these events could lead to a loss of revenue, increased costs, and decreased cash flows.

Changing economic, regulatory, and political conditions in some countries, including political and military conflicts, have historically resulted in attacks on vessels, waterway mining, piracy, terrorism, labor strikes, and boycotts. These hazards may result in personal injury or death, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, market disruptions, and interference with shipping routes (such as delays or rerouting), all of which could have a material adverse effect on our business.

As we operate dry bulk vessels, our business has inherent operational risks which may reduce our revenue or increase our expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels will be at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Furthermore, the operation of certain vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds.

If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition, if any, in the future, on our common shares. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable shipping company.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings.

Labor interruptions could disrupt our business.

We could be subject to industrial action or other labor unrest that could prevent or hinder our operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-bribery legislation in various jurisdictions could lead to fines, criminal penalties, contract terminations, and adversely affect our business.

Our global maritime shipping business and seaborne pulping business span numerous countries globally, including those with a known reputation for corruption. The Group is dedicated to conducting its business in adherence to applicable anti-corruption laws. However, we face the risk that individuals or entities employed or engaged by the company, or their agents, may take actions violating anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Such violations could result in substantial fines, sanctions, civil and/or criminal penalties, or limitations on operations in specific jurisdictions, potentially impacting our business, operational results, or financial condition. Moreover, actual or alleged violations could harm our reputation and our ability to engage in business activities. Additionally, the process of detecting, investigating, and resolving actual or alleged violations is costly and can demand significant time and attention from our senior management.

The smuggling of drugs or other contraband onto our freight may lead to governmental claims against the company.

Our freights may call at ports where smugglers attempt to hide drugs and other contraband on vessels, either with or without the knowledge of crew members. In the event that our freights are discovered with contraband, whether or not crew members are aware, the company may face reputational damage and governmental or regulatory claims, potentially having a material adverse effect on our business, financial condition, cash flows, and operational results.

We need to maintain our relationships with local shipping agents, port and terminal operators.

The success of our business relies on our relationships with local shipping agents, port, and terminal operators in the ports where our customers ship and unload their products. The Group believes that these relationships will continue to be crucial for its future success, and the loss of one or more of these relationships could materially and negatively impact its ability to retain and service our customers. We cannot guarantee that we will be able to maintain and expand our existing relationships with local shipping agents, port, and terminal operators or establish new relationships, and uncertainties exist regarding the availability of new or renewed relationships on commercially reasonable terms. In the event that we are unable to maintain, expand, or establish these relationships, we may risk losing customers or experiencing delays in the ports where we operate, potentially having a material adverse effect on our business, financial condition, cash flows, and operational results.

The global financial credit crisis and geopolitical uncertainties have impacted the revenue of the Group, whose primary business revolves around global maritime shipping, particularly in the aspect of chartering vessels. These adverse factors may contribute to increased instability in the ship chartering market, resulting in fluctuations in charter rates and affecting our costs and income related to vessel leasing and operations.

In an environment of financial credit tightening, ship leasing may be influenced by funding shortages and financial pressures, making it challenging for us to secure favorable chartering terms. Additionally, geopolitical tensions may elevate risks on certain shipping routes, further impacting our flexibility and stability in chartering vessels and fulfilling transportation contracts.

To address these challenges, we may need to implement prudent financial management strategies, enhance collaboration with shipowners and leasing companies, and ensure operational stability of our fleet amidst the volatile financial and geopolitical landscape. Moreover, effective risk assessment and flexible operational strategies will play a critical role in sustaining our business continuity and profitability in the realm of vessel chartering.

The ship leasing market is encountering increasing regulatory and environmental pressures, which may potentially lead to a rise in operational costs for us in the future.

The escalating regulatory landscape, particularly in terms of safety, emissions, and other compliance measures, poses challenges for companies involved in ship leasing such as us, and specifically, our Shipping Subsidiaries. Adhering to and implementing these stringent regulations often necessitates investments in technology upgrades, staff training, and enhanced safety protocols, all of which can contribute to an upward trend in operational expenses.

Moreover, the growing emphasis on environmental sustainability is driving the maritime industry towards cleaner and more eco-friendly practices. Adoption of advanced technologies, alternative fuels, and eco-conscious operational measures may come with additional costs. As we align with these evolving industry standards, there is a potential for increased operational expenditures associated with environmental compliance.

To mitigate the impact of these pressures, we may need to proactively manage our operations, invest in sustainable technologies, and continuously monitor and adapt to changing regulatory requirements. Strategic planning and a commitment to environmentally responsible practices will be essential for us to navigate potential increases in operational costs in the ship leasing market.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons and other severe maritime weather events could result in (i) the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes, and (ii) the suspension of our production in our seaborne pulping facilities. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations and financial condition.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels and other vessels we may acquire. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels and scarcity of water resources may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

With the implementation of environmental regulations, the imperative for energy-efficient design in newly built vessels to reduce their carbon intensity has become apparent. Consequently, there is a likely increase in demand for green vessels, but simultaneously, this implies a rise in associated costs.

With the implementation of environmental regulations, including the industry guidelines introduced in 2019 under the “Poseidon Principle” and the MEPC80 meeting held in July 2023 (where countries agreed on a timetable for achieving net-zero carbon emissions in the shipping industry), ship operators may face higher investments and operational costs. This includes costs related to the design and construction of new vessels, investments in fuel and energy efficiency improvements, and updates to equipment and technology to comply with environmental regulations, leading to further increase in chartering costs. These additional costs could have a negative impact on the profitability and competitiveness of shipping companies.

In the future, further strengthening of environmental regulations and the introduction of new net-zero carbon targets may further elevate the demand for green vessels, posing challenges to the cost structure of the shipping industry. Therefore, we may face increase in costs resulting from the adaptation to new environmental regulations and market demands while maintaining sustainable operations.

Increased scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or “ESG”, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

As the shipping industry undergoes digital transformation, the post-implementation maintenance costs of such systems may be higher than those in traditional shipping.

The digitalization of the shipping industry involves the integration of advanced technologies and digital systems, such as maritime software, data analytics, and communication systems. While these technologies offer various benefits, including improved efficiency, real-time monitoring, and enhanced decision-making capabilities, they also introduce complexities and dependencies that may lead to increased maintenance costs.

The continuous evolution of digital technologies requires ongoing updates, cybersecurity measures, and support services to ensure the smooth functioning and security of digital systems. Additionally, the need for specialized personnel with expertise in digital technologies may contribute to higher labor costs for system maintenance. As a result, we may also face increased costs relating to the digital transformation.

The paper product industry is cyclical in nature. Fluctuations in the prices of, and the demand for, our seaborne pulping products could result in lower sales volumes and smaller profit margins.

We plan to launch our seaborne pulping business through Openwindow by the first quarter of calendar year 2025. Currently, Openwindow is in the process of working with a ship owner to set up a factory ship for seaborne pulping business and will lease this factory ship upon the completion of setting up and no contracts have been entered into as the date of this prospectus.

The paper industry is cyclical in nature. Economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates may create cyclical changes in prices, sales volume and margins for our paper products. The overall levels of demand for the paper products that we will manufacture, and consequently our sales and profitability, will reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions. Industry supply of paper products is also subject to fluctuation, as changing industry conditions have and will continue to influence producers to idle or permanently close individual machines or entire mills or retool them for different products to offset a decline in demand. As a result, prices for our paper products will be driven by many factors outside of our control, and we have little influence over the timing and extent of price changes, which are often volatile. If the prices or demand for our paper products decline, or if raw material, transportation or energy costs increase, or both, our business, financial condition and results of operations could be materially adversely affected.

General business and economic conditions could have a material adverse effect on the demand for our seaborne pulping products and our business, financial condition and results of operations.

General business and economic conditions could have a material adverse effect on our seaborne pulping business, financial condition and results of operations. Factors such as the COVID-19 pandemic, civil unrest, high unemployment levels, availability and cost of credit, geopolitical issues and trade disputes have contributed in the past, and may contribute in the future, to volatility in worldwide financial markets and disruptions to, and diminished expectations for, the economy and markets. These conditions could adversely affect industrial non-durable goods production, consumer spending, commercial printing and advertising activities, goods and parcel packaging, white-collar employment levels and consumer confidence, all of which impact demand for our products. In addition, volatility in the capital and credit markets, which impacts interest rates, currency exchange rates and the availability of credit, could have a material adverse effect on our business, financial condition and results of operations.

Competition from other businesses and combination within the paper product industry could have a material adverse effect on our future competitive position in our seaborne pulping business, financial condition and results of operations.

The paper product industry is a competitive environment internationally. Product innovations, manufacturing and operating efficiencies, and marketing, distribution and pricing strategies pursued or achieved by competitors could have a material adverse effect on our business, financial condition and results of operations.

Our seaborne pulping business is still in early stages, and may not operate profitably, if at all.

We plan to launch our seaborne pulping business through Openwindow by the first quarter of calendar year 2025. Currently, Openwindow is in the process of working with a ship owner to set up the factory ship for the seaborne pulping business and testing the equipment. With no historical track record, Openwindow may not be able to successfully operate its seaborne pulping business, if at all. If Openwindow’s seaborne pulping business fails to turn a profit, our business, operations, and financial conditions will be negatively impacted.

We are also still in the research and development stage of the waste gas recycle system related technology, and we have not tested out such technology. There are risks that the technology may not work in practice or if they work, they may not be as efficient as we expect.

Our seaborne pulping business may not comply with all the import/export laws and regulations.

Openwindow’s seaborne pulping business transforms the goods on board during the voyage. However, the laws and regulations usually require the goods on board remain the same to conform with the description on the customs sheets. Therefore, as a new business model, the seaborne pulping business has not proven to comply with the import/export laws and regulations of the countries where Openwindow’s business will cover. If we fail to operate the business in a manner complying with such laws and regulations, we may be subject to fines, sanctions, or may not to operate the seaborne pulping business at all.

After the COVID-19 pandemic, the sustained economic slowdown in Asia poses a potential risk of revenue instability for our ocean seaborne pulping business.

As Asia is a primary target market for our seaborne pulping business, the economic downturn in Asia may lead to a decline in demand for Openwindow’s pulping products. The economic softening could impact the consumption of Asian customers and the need for packaging materials, thereby reducing the demand for our seaborne pulping business. This uncertainty may result in revenue fluctuations and business instability for us, and specifically, Openwindow’s sales and revenues derived from the Asian market.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Currently, we derive all of our revenues from our global maritime shipping business. Our success heavily depends upon the continued services of our management. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our management team and the Group, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

To support our business operations and planned expansion, we intend to hire additional qualified employees. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the global maritime shipping and pulp making industries. Our operation and technical teams play a crucial role in putting our company strategy and plans into action as well as supporting our operations and expansion. The effective operation of our managerial and operating systems, coordination with suppliers and customers, and other back office functions also depends on the hard work and quality performance of our management and employees. Since we face high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. With increased labor costs, we might not be able to offer steady and committed operational staffs and other labor support enough incentives if our remuneration plan is not competitive in the market. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Our global maritime shipping and pulp making businesses span across countries. Although we spend efforts to obtain and maintain various approvals, licenses, permits and filings to operate our business, we cannot guarantee that we will be in compliance with all the applicable regulatory requirements due to the complexity of transnational rules and regulations. Additionally, such licenses are usually valid for specified periods and subject to renewals on expiry. As a result, any failure to renew such licenses may materially and adversely affect our business, financial condition and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

The Group and its subsidiaries have obtained insurance policies they deem necessary and in line with the ordinary practices of the industry. However, the Group and its subsidiaries do not maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by clients, suppliers, competitors, or governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. There is no guarantee that we will prevail in defending ourselves in legal and administrative procedures or in enforcing our rights under various laws, and we may still be involved in several legal or administrative proceedings. Enforcing our rights against the different parties involved may be costly, time-consuming, and ultimately fruitless even if we are successful in our attempt to protect ourselves in legal and administrative processes or to claim our rights under various laws. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We are currently in the process of applying for several patents connected to our seaborn pulping businesses. We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

We are currently in the process of applying for several patents connected to our seaborn pulping businesses. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our patents and other intellectual property rights or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could harm our reputation and have a material adverse effect on our business and our ability to compete with other companies in our industry.

In addition, we may be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of patent, trademark or copyright license usage rights or (iii) misappropriation of trade secrets. Any such claims or resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be prohibited from providing certain products or services to our customers or from utilizing and benefiting from certain patents, copyrights, trademarks, trade secrets or licenses. Alternatively, we may be required to enter into costly licensing arrangements with third parties. Any of these scenarios could harm our reputation and have a material adverse effect on our business and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to expand our fleet, install factory ship modifications for our seaborne pulping businesses, source additional clients and suppliers, improve our technology, and acquire complementary businesses and technologies. We might try to get a credit facility or sell more equity or debt securities if our current resources aren’t enough to cover our financial needs. Existing shareholder dilution could occur as a result of the selling of additional equity securities. Increased debt payment costs and possible operating and financial covenants would follow the incurrence of debt, which would limit our ability to operate. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Intercont’s board of directors and management team lack public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our board of directors and senior management do not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our board of directors and senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of Intercont’s Ordinary Shares may be materially and adversely affected.

We will be subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq Stock Market after we are successfully listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our combined financial statements for the financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

In response to the material weakness identified prior to this offering, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Ordinary Shares may not be able to remain listed on Nasdaq Capital Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of Intercont’s Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Corporate Structure

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Intercont. A “relevant activity” includes a holding company business.

Based on the current interpretation of the ES Act, we believe that (i) Intercont is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains, and (ii) Intercont carries on a holding company business, meaning the business of a pure equity holding entity. Accordingly, for so long as Intercont is a “pure equity holding company” that carries on a “holding company business”, it is only subject to the reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As Intercont is incorporated under the Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Intercont is an exempted company incorporated under the laws of the Cayman Islands. Intercont’s corporate affairs are governed by its memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against Intercont’s directors, actions by its minority shareholders and the fiduciary duties of its directors to Intercont under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary duties of its directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like Intercont have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Intercont’s directors have discretion under its memorandum and articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders except as confirmed by law or authorized by the directors or by Intercont by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where Intercont is incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, Intercont does not plan to rely on home country practices with respect to its corporate governance after it completes this Offering. However, if Intercont chooses to follow its home country practice in the future, its shareholders may be afforded less protection that they would otherwise enjoy under Nasdaq corporate governance listing standards applicable to the U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder Group than they would as public shareholders of a company incorporated in the United States.

Intercont may continue to rely on certain exemptions afforded to a Foreign Private Issuer even after it loses its status as an Emerging Growth Company.

Intercont will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity.

Intercont is a holding company, and it will rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Within Intercont’s direct holding structure, the cross-border transfer of funds within the Group is legal and compliant with the laws and regulations of Singapore, Hong Kong, and the Cayman

Islands. Intercont’s subsidiaries are permitted under the respective laws of Hong Kong and Singapore to provide funding to their respective shareholders through dividends without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings and subject to the requirement of maintaining sufficient fund for these subsidiaries to remain solvent as a going concern and meet its contractual obligations owed to third parties prohibiting or restricting dividend distributions. However, to the extent cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund Intercont’s operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or PRC government on the ability to transfer cash outside Hong Kong or Hong Kong entity. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries in Hong Kong, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our subsidiaries in Hong Kong), such funds or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Intercont or its subsidiaries in Hong Kong to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Intercont.

Certain judgments obtained against us by Intercont’s shareholders may not be enforceable.

Intercont is a Cayman Islands exempted company and substantially all of the Group’s assets are located outside of the United States. In addition, all of Intercont’s current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Doing Business in Hong Kong

Intercont is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont’s operations are conducted by its subsidiaries in Asia, currently mostly in Hong Kong.

Intercont is a Cayman Islands holding company with no material operations of its own. As of the date of this prospectus, substantially all of Intercont’s business operations are conducted by the Shipping Subsidiaries, which are headquartered in Hong Kong. The ability of the Shipping Subsidiaries to make dividend and other payments to Intercont may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Shipping Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions, limitations, and procedures on our transfer of funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on our Shipping Subsidiaries, Fortune Ocean, or Intercont to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of our Shipping Subsidiaries to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of our Shipping Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

The Hong Kong legal system embodies uncertainties which could negatively affect Intercont’s listing on Nasdaq and limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, listing Intercont’s Ordinary Shares on Nasdaq Stock Exchange. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business.

As of the date of this prospectus, substantially all of the Group’s operations are conducted by our Shipping Subsidiaries headquartered in Hong Kong. Changes in demand, economic and political developments and regulatory changes in the region will have a significant effect on our business, results of operations and financial condition. In addition, adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, breakage of land or submarine transmission cables, military or terrorist activity or similar events within Hong Kong may cause significant disruption to our business operations. The outbreak of any severe contagious disease or pandemic within Hong Kong could also have a material adverse effect on our business, results of operations and financial performance. Any significant and protracted worsening to the present global financial and economic climate could result in a change to the spending or usage behavior of our customers which could have an adverse impact on our business, results of operations and financial performance.

Hong Kong’s position and reputation is dependent on the high degree of autonomy.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the U.S.-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This may in turn adversely affect the operations and profitability of our business.

A decline in the economies of Hong Kong, mainland China, or globally, or alterations in mainland China and Hong Kong’s economic and political policies, may significantly and negatively impact our business and financial condition.

The performance, future opportunities, financial health, and operational outcomes of us could be significantly impacted by the political, economic, and social landscapes in Hong Kong and mainland China. The Chinese economy stands apart from most developed nations across several aspects, such as the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Despite substantial growth in recent decades, the Chinese economy’s progression has been uneven, both regionally and across various sectors. The Chinese government has implemented various measures aimed at encouraging economic growth and guiding resource distribution. While these measures might benefit the broader Chinese economy, some could potentially have adverse effects on our operations.

The economy in Hong Kong and mainland China is responsive to global economic trends. A prolonged downturn in the worldwide or Chinese economy could impact the businesses of both our existing and potential customers, thereby exerting a negative influence on the business, operational results, and financial standing of our subsidiaries. Furthermore, sustained volatility in international markets may hinder our capacity to access the capital markets to fulfill liquidity requirements.

Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. Since early 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including the mainland of China and Taiwan. The economy of Hong Kong has been negatively impacted, including our retail market, property market, securities market, and tourism, from such protests.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure you that the Hong Kong protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to Hong Kong protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

In addition, economic, political and legal developments and social conditions in the PRC may significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the mainland of China and Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our business operations and prospects, financial condition, and results of operations may be adversely affected by changes in policies by the PRC government, including:

•        changes in laws, regulations or their interpretation;

•        confiscatory taxation;

•        restrictions on currency conversion, imports or sources of suppliers, or ability to continue as a for-profit enterprise;

•        expropriation or nationalization of private enterprises; and

•        the allocation of resources.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our subsidiaries in Hong Kong, which may affect a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s ordinary shares.

Intercont is a holding company, and we conduct a substantial portion of our operations through our subsidiaries in Hong Kong. As Hong Kong is a special administrative region of the PRC, the PRC government may choose to exercise significant oversight and discretion to companies based in Hong Kong. If we or our subsidiaries in Hong Kong were to become subject to PRC laws, regulations, and other government directives in China, such laws, regulations, and other government directives in China may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our subsidiaries’ development;

•        Result in negative publicity or increase our subsidiaries’ operating costs;

•        Require significant management time and attention; and

•        Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our subsidiaries’ business, including fines assessed for our subsidiaries current or historical operations, or demands or orders that our subsidiaries modify or even cease their business practices.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, some of which were with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development, or public interest before carrying out mergers, restructuring, or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our subsidiaries’ operations are not currently being affected, if such statements become applicable to our subsidiaries in Hong Kong, compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our subsidiaries’ cost of operations.

There are risks that the Chinese government may intervene or influence our subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our subsidiaries’ operations and/or the value of Intercont’s ordinary share. Any legal or regulatory changes that restrict or otherwise unfavorably impact our subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented and applicable to our business, our business, financial condition and results of operations could be adversely affected, and the value of Intercont’s ordinary share could decrease or become worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. Our subsidiaries are Singapore or Hong Kong based company with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Intercont’s Ordinary Shares, which would materially affect the interest of the investors.

We currently do not have any operations in the mainland of China. All of our revenues are derived from our Shipping Subsidiaries headquartered in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of the mainland of China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in the mainland of China.

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Intercont’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue Intercont’s Ordinary Shares to foreign investors or trading of Intercont’s Ordinary Shares on Nasdaq; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Therefore, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, Intercont’s Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Our Shipping Subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong Subsidiaries operate their business in Hong Kong and are thus subject to the laws and regulations of Hong Kong in respect of data privacy and data protection. The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles and other provisions contained therein. The PDPO applies to a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data in or from Hong Kong. As of the date of this prospectus, each of the Hong Kong Subsidiaries has complied with the laws and requirements in respect of data privacy in Hong Kong. Our directors confirm that: (i) none of the Shipping Subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO by any of the Shipping Subsidiaries since their respective dates of incorporation.

Failure to comply with the data privacy requirements in a timely manner, or at all, may subject us and/or the Shipping Subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Shipping Subsidiaries’ operations, which may in turn adversely affect our financial conditions, results of operations and prospects.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, we do not believe we have conducted any anti-competitive actions.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in Intercont’s Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in Intercont’s Ordinary Shares could be rendered worthless. In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though the Company is not involved.

The market price for Intercont’s Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Intercont’s Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of Intercont’s Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have any operations in the mainland of China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, as we operate in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

on the other hand, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. All of the legal and operational risks associated in operating in the PRC may also apply to the operations of our Hong Kong Subsidiaries, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations, as to whether and how the recent and future PRC government statements and regulatory developments (such as those relating to data security or anti-monopoly) would be applicable to the Hong Kong Subsidiaries and us, and as to the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in the mainland of China as a result of any future acquisition, expansion or organic growth.

Risks Related to Intercont’s Ordinary Shares and this Offering

Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our current auditor, UHY LLP, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. UHY LLP is not among the PCAOB-registered public accounting firms registered in the mainland of China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that UHY LLP would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Intercont’s Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

Although we do not believe we are required to file with the China Securities Regulatory Commission for this offering under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises promulgated in February 2023, if we are required to do so, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for this offering.

On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. The CSRC also circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website, on the same day. The Trial Measures, together with the Guidance Rules and Notice (collectively, the “New Overseas Listing Rules”), reiterate the basic principles of the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the New Overseas Listing Rules, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the New Overseas Listing Rules’ requirements within three business days following the submission of application for an initial public offering or listing. To determine whether an overseas offering and listing will be deemed as “the indirect overseas offering and listing” by a PRC domestic company, the Trial Measures provides that (i) any overseas offering and listing made by an issuer that meets both the following explicit criteria will be determined as an “indirect overseas offering and listing”: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies (“Criteria A”), and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; and (ii) the determination as to whether or not an overseas offering and listing by a PRC domestic company is an “indirect overseas offering and listing”, shall be made on a “substance over form” basis (the “Discretional Clause”).

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises (“Confidentiality and Archives Administration Provisions”), which came into effectiveness on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. We do not believe we are subject to the filing and approval requirements because we have no business operation in or material connection with the mainland of China, and the offering of Intercont’s Ordinary Shares will likely not be regarded as an indirect overseas offering by PRC domestic enterprises. We are also advised by our PRC legal counsel, Jingtian & Gongcheng, that the possibility for us to be subject to the filing under the Trial Measures is low because we have no operation in mainland China and don’t meet Criteria A, and Jingtian & Gongcheng currently has no grounds to believe that the Discretional Clause would apply to us, however, Jingtian & Gongcheng cannot rule out the possibility that CSRC would take a different view when determining whether to apply the Discretional Clause on us. Although we do not believe we are subject to the filing and approval requirements because we have no business operation in or material connection with the mainland of China, there are uncertainties regarding the interpretation and implementation of the New Overseas Listing Rules. If we become subject to the New Overseas Listing Rules, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for this offering.

Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Ordinary Shares.

From 2021, the CAC along with other PRC regulatory authorities, has promulgated a series of regulations requiring data processors and businesses with access to a large amount of personal data to become subject to regulatory reviews and other administrative measures. For example, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. The data export measures require that any data processor, who processes or exports personal information exceeding a certain volume threshold pursuant to the measures, shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in the aggregate or has provided the sensitive personal information of more than 10,000 individuals in the aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. Although we do not believe we are subject to such requirements because we do not have any business operations in the mainland of China, nor do we possess or process a large amount of personal information. However, we may become subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our listing.

There has been no public market for Intercont’s Ordinary Shares prior to this offering, and you may not be able to resell Intercont’s ordinary share at or above the price you paid, or at all.

Prior to this offering, Intercont’s Ordinary Shares were not traded on any public market. While we are applying for the listing of Intercont’s ordinary share on Nasdaq Capital Market, the development of a liquid public market for Intercont’s Ordinary Shares is uncertain. Should an active public market fail to materialize after the completion of this offering, the market price of Intercont’s ordinary share may decrease, leading to a significant reduction in liquidity.

The initial public offering price for Intercont’s ordinary share will be determined through negotiations between us and the underwriters, potentially differing from the market price after the initial public offering. There is no assurance that the market price following the offering will not fall below the initial public offering price. If you acquire Intercont’s Ordinary Shares during the initial public offering, reselling them at or above the initial public offering price is not guaranteed. We cannot guarantee that the initial public offering price or the market price post-offering will match or exceed prices from privately negotiated transactions that occurred before our initial public offering. Consequently, investors in Intercont’s ordinary share may witness a significant decrease in the value of their holdings due to limited market liquidity.

Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares.

The trading prices of Intercont’s Ordinary Shares are likely to exhibit high volatility and could undergo wide fluctuations due to factors beyond our control. Such fluctuations may result from broad market and industry influences, including the performance and volatility of market prices or the financial results of other publicly listed companies based in Hong Kong or mainland China. Some of these companies have witnessed significant volatility post their initial public offerings, with instances of substantial price declines in the trading of their securities. The trading performances of securities from other Hong Kong and Chinese companies subsequent to their offerings may impact investor sentiments toward U.S.-listed companies based in Hong Kong, thereby affecting the trading performance of Intercont’s ordinary share, irrespective of our actual operational performance.

Furthermore, any adverse news or perceptions regarding inadequate corporate governance practices, fraudulent accounting, corporate structure, or other matters concerning Hong Kong and Mainland Chinese companies may also negatively influence investor sentiments toward companies in these regions, including us, even if we have not engaged in any inappropriate activities. Additionally, securities markets may undergo significant price and volume fluctuations unrelated to our operational performance, potentially having a material and adverse impact on the trading price of Intercont’s ordinary share.

In addition to the above factors, the price and trading volume of Intercont’s ordinary share may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        the general market reactions and financial market fluctuation due to the continuous Russia-Ukraine conflicts;

•        changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder Group, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder Group;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors above could lead to substantial and abrupt changes in the trading volume and price of Intercont’s Ordinary Shares.

Recent instances have seen extreme surges in stock prices followed by rapid declines and heightened volatility in stock prices, particularly among companies with relatively smaller public floats that recently went public. As a relatively small-capitalization company with a modest public float, we may encounter increased stock price volatility, significant price surges, lower trading volume, and reduced liquidity compared to larger-cap companies. Specifically, Intercont’s Ordinary Shares may be susceptible to swift and substantial price volatility, low trade volumes, and significant spreads between bid and ask prices. This volatility, including any stock run-up, may not be linked to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in assessing the rapidly changing value of Intercont’s Ordinary Shares.

Furthermore, if trading volumes of Intercont’s Ordinary Shares are low, individuals trading in relatively small quantities may easily impact share prices. This low trade volume could also result in substantial price fluctuations, with large percentage changes occurring within a single trading day. Shareholders may face difficulties in quickly liquidating their investment or may be compelled to sell at reduced prices due to low trading volume. Overall market fluctuations and broader economic and political conditions may also adversely affect the market price of Intercont’s ordinary share. As a result of such volatility, investors may incur losses on their investment in Intercont’s ordinary share. A decline in the market price of Intercont’s Ordinary Shares could also negatively impact Intercont’s ability to issue additional

Ordinary Shares or other securities and obtain additional financing in the future. There is no guarantee that an active market for Intercont’s ordinary share will develop or be sustained. If an active market does not emerge, holders of Intercont’s Ordinary Share may struggle to sell their shares promptly or may be unable to sell them at all.

Historically, shareholders of public companies have frequently initiated securities class action lawsuits against those companies following periods of market price instability. If we were to become involved in such a lawsuit, it could divert a substantial portion of our management’s attention and resources from our business operations and necessitate significant expenditures to defend against the suit, potentially impacting our results of operations. Regardless of the suit’s success, it could harm our reputation and limit our ability to raise capital in the future. Moreover, if a claim against us is successful, we may be required to pay substantial damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding Intercont’s Ordinary Shares, the price of Intercont’s Ordinary Shares and trading volume could decline.

The trading market for Intercont’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainties and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Certain recent initial public offerings of companies with public floats comparable to Intercont’s anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Intercont may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Ordinary Shares.

In addition to the risks addressed above in “— Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares”, Intercont’s Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Upon the consummation of this offering, Intercont will have a relatively small public float due to the relatively small size of this offering, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, Intercont’s Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Intercont’s Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if the price of Intercont’s declines after this offering or if you purchase Intercont’s Ordinary Shares prior to any price decline.

Intercont’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming Intercont’s Ordinary Shares begin trading on Nasdaq, they may be “thinly-traded,” meaning that the number of persons interested in purchasing Intercont’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of Intercont’s Ordinary Shares until such time as we became more seasoned.

As a consequence, there may be periods of several days or more when trading activity in Intercont’s Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Intercont’s Ordinary Shares may not develop or be sustained.

Volatility in Intercont’s Ordinary Shares price may subject us to securities litigation.

When compared to seasoned issuers, the market for Intercont’s Ordinary Shares may experience significant price volatility, and we anticipate that Intercont’s share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a firm’s Ordinary Shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of Intercont to effect service of process or to enforce judgements obtained in the United States courts.

Intercont’s corporate affairs are governed by its memorandum and articles of association and by the Cayman Islands Companies Act (As Revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against Intercont’s directors and Intercont, actions by minority shareholders and the fiduciary responsibilities of Intercont’s directors to Intercont under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) on appeal from the Cayman Islands are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary responsibilities of the directors of Intercont under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the U.S., and substantially all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Intercont is not likely to pay cash dividends in the foreseeable future.

Intercont currently intends to retain any future earnings for use in the operation and expansion of the business of itself and its subsidiaries. Accordingly, Intercont does not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should Intercont determine to pay dividends in the future, its ability to do so will depend upon the receipt of dividends or other payments from its subsidiaries.

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies. For example:

•        Intercont is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, Intercont is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        Intercont is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        Intercont is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        Intercont is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Intercont will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Intercont intends to file reports on Form 6-K as a foreign private issuer. However, the information Intercont is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Intercont is also an “emerging growth company” within the meaning of the Securities Act, which status affords it certain reduced disclosure requirements. The reduced disclosure requirement by being an emerging growth company overlap with some of those being a foreign private issuer, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Thus, even if Intercont no longer qualifies as an emerging growth company but remain a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable laws, we will be subject to reduced disclosure requirements. Such reduced disclosure may make Intercont’s Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find Intercont’s Ordinary Shares less attractive as a result, there may be a less active trading market for Intercont’s Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Intercont’s Ordinary Shares that is held by non-affiliates exceeds US$700 million as of March 31, 2022, the last business day of the Intercont’s most recently completed second fiscal quarter, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of Intercont’s Ordinary Shares may be volatile, which could subject us to securities litigation and make it more difficult for you to sell Intercont’s Ordinary Shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the Representative is required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of US$2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the Representative as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the Representative was to determine that demand for Intercont’s Ordinary Shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of Intercont’s

Ordinary Shares affected (positively or negatively) by the limited availability of Intercont’s Ordinary Shares. If this were to happen, investors could find Intercont’s Ordinary Shares to be more volatile than they might otherwise anticipate. Such share price volatility may increase the likelihood that a company may become the target of securities lawsuit. Additionally, it might be harder for smaller investors to sell their shares if a small number of individuals possessed a significant portion of our public float.

Nasdaq has the authority to impose additional and more stringent criteria for Intercont’s continued listing.

Nasdaq Listing Rule 5101 grants Nasdaq broad discretionary powers over the initial and ongoing listing of securities. Nasdaq may exercise this discretion to deny initial listing, impose additional or stricter criteria for the initial or ongoing listing of specific securities, or suspend or delist particular securities based on any event, condition, or circumstance that, in Nasdaq’s opinion, makes the initial or ongoing listing of the securities inadvisable or unwarranted, even if the securities meet all specified criteria for initial or ongoing listing on Nasdaq. Nasdaq has previously exercised its discretion in various instances, such as when a company engaged an auditor that had not undergone a PCAOB inspection, an auditor that PCAOB cannot inspect, or an auditor lacking sufficient resources, geographic reach, or experience to adequately perform the company’s audit; when a company planned a small public offering resulting in insiders holding a significant portion of the company’s listed securities, causing Nasdaq to be concerned about the offering size being insufficient to establish the company’s initial valuation and inadequate liquidity to support a public market for the company; and when a company failed to demonstrate a sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members on the board of directors or management. Due to any of these concerns, Intercont may be subject to Nasdaq’s additional and more stringent criteria for our continued listing, potentially leading to delays or even denial of our listing application for Intercont’s Ordinary Shares.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of Intercont’s Ordinary Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in Intercont’s Ordinary Shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Based upon our current and expected income and assets, (taking into account the expected proceeds from this offering) and projections as to the market price of Intercont’s Ordinary Shares immediately following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of Intercont’s Ordinary Shares, fluctuations in the market price of Intercont’s Ordinary Shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue

Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of Intercont’s Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a

U.S. Holder holds Intercont’s Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds Intercont’s Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares. For more information see “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        the expected growth of the global maritime shipping industry and the pulping industry;

•        our expectations regarding demand for and market acceptance of our platform and services;

•        our expectations regarding our bases of merchants and customers;

•        our plans to invest in our products and services;

•        competition in our industry; and

•        relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of Intercont’s Ordinary Shares. In addition, rapidly changing nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[•] million, or approximately US$[•] million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$[•] per Ordinary Share, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$[•] per Ordinary Share would increase (decrease) the net proceeds to us from this offering by US$[•] million, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares and the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for Intercont’s Ordinary Shares and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering to (i) increase its working capital and financial flexibility to expand its fleet, procure raw materials, fund marketing activities, and other general corporate purposes (approximately 35% of the offering proceeds), (ii) develop onboard pulp manufacturing technologies to improve yields (approximately 30% of the offering proceeds), (iii) engage professionals to promote the maritime ESG industrialization process and explore the related commercial opportunities in the market (approximately 20% of the offering proceeds), and (iv) expand the Company’s research and development team, marketing team, and manufacturing team (approximately 15% of the offering proceeds). Accordingly, our management will have flexibility in applying the net proceeds from this offering and will have broad discretion over how to use the net proceeds we receive from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. None of the proceeds of this offering will be used to compensate or otherwise make payments to officers or directors of Intercont or any of its subsidiaries.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion in the application of net proceeds from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds. See “Risk Factors — Risks Related to Intercont’s Ordinary Shares and this Offering — We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we may invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

Intercont’s board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, Intercont’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that Intercont may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in Intercont being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution is proposed to be paid. Even if Intercont decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Intercont does not have any present plan to pay any cash dividends on its Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

Intercont is a holding company incorporated in the Cayman Islands. Intercont may rely on dividends from its subsidiaries for its cash requirements, including any payment of dividends to its shareholders.

CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2023 as follows on:

•        an actual basis;

•        a pro forma basis to reflect:

(1)    the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3 million. Post the private placement, the Company has 25,000,001 shares outstanding immediately prior to this offering.

(2)    the Group’s Hong Kong subsidiary declared and paid dividend of US$200,000 to the original shareholders on March 12, 2024.

•        a pro forma as adjusted basis to reflect:

(1)    the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3 million. Post the private placement, the Company has 25,000,001 shares outstanding immediately prior to this offering.

(2)    the sale of [•] shares at an assumed initial public offering price of $[•] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and to reflect the application of the proceeds after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of our initial public offering is subject to adjustment based on the initial public offering price of our ordinary shares and other terms of our initial public offering determined at pricing.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Shares.”

	December 31, 2023
	Actual	Pro forma	Pro forma As adjusted(1)
	$	$	$
Long-term loan-noncurrent portion	$4,437,320	$4,437,320	$
Shareholders’ equity:
Ordinary Shares, $0.0001 par value, 500 million shares authorized, 24,499,999 share issued and outstanding, actual; 25,000,001 shares issued and outstanding, pro forma; and [•] shares issued and outstanding, pro forma as adjusted.	$2,450	$2,500	$
Additional paid-in capital	$28,503	$3,028,453	$
Retained earnings	$7,908,702	$7,708,702	$
Total Equity	7,939,655	10,739,655
Total Capitalization(2)	$12,376,975	$15,176,975	$

____________

(1)      Assuming the Representative does not exercise over-allotment option. Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•] million.

(2)      Total capitalization is the sum of long-term loan and total equity.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $[•] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, and estimated expenses payable by us.

DILUTION

If you invest in Intercont’s Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and Intercont’s net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently issued and outstanding Ordinary Shares.

Intercont’s net tangible book value as of December 31, 2023 was approximately US$7.8 million, or US$0.32 per Ordinary Share. Net tangible book value represents the amount of Intercont’s total combined tangible assets, less the amount of its total combined liabilities.

Pro forma net tangible book value per Ordinary Share is calculated after giving effect to (i) the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3 million. Post the private placement, the Company has 25,000,001 shares outstanding immediately prior to this offering; (ii) the Group’s Hong Kong subsidiary declared and paid dividend of US$200,000 to the original shareholders on March 12, 2024. Pro forma as adjusted net tangible book value per Ordinary Share is calculated after giving effect to (i) the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3 million. Post the private placement, the Company has 25,000,001 shares outstanding immediately prior to this offering; (ii) the Group’s Hong Kong subsidiary declared and paid dividend of US$200,000 to the original shareholders on March 12, 2024; and (iii) our initial public offering. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[•] per Ordinary Share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2023, other than to give effect to the sale of Intercont’s Ordinary Shares offered in this offering at the assumed initial public offering price of US$[•] per Ordinary Share, the midpoint of the estimated range of the offering price shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately US$[•] million, or US$[•] per Ordinary Share. This represents an immediate increase in net tangible book value of US$[•] per Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[•] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The following table illustrates such dilution:

(US$)
Assumed initial public offering price	[•]
Net tangible book value per ordinary share as of December 31, 2023	0.32
Pro forma net tangible book value per ordinary share after giving effect to the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3.0 million and the dividend of US$200,000 to original shareholders	0.43

Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the issuance of 500,002 ordinary shares by April 8, 2024 to the private placement investors for the consideration of approximately $3.0 million; (ii) the dividend of US$200,000 to original shareholders and (iii) our initial public offering

[•]
Dilution in net tangible book value per ordinary share to new investors in this initial public offering	[•]

A US$1.00 change in the assumed public offering price of US$[•] per Ordinary Share would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$[•] million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by US$[•] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by US$[•] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Ordinary Shares does not include the Ordinary Shares upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	25,000,001		US$	3,030,953%	US$	0.12
New investors			US$	%	US$
Total				100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of Intercont’s Ordinary Shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Intercont is incorporated under the laws of the Cayman Islands as an exempted company limited by shares. Intercont is incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Intercont’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our operations are mainly conducted in Asia, and our assets are mainly located in Asia. A majority of Intercont’s directors and executive officers are nationals or residents of jurisdictions other than the United States, such as, Ms. Muchun Zhu, Intercont’s CEO, Interim CFO and Chairman of the Board of Directors, currently residing in PRC. and some of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Intercont has appointed Cogency Global, Inc. as its agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by BGA Law (Cayman) Limited, our counsel as to Cayman Islands law, that the courts of the Cayman Islands are unlikely to (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by BGA Law (Cayman) Limited that in those circumstances, although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a foreign money judgment of a foreign court of competent jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment in the Grand Court of the Cayman Islands, provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) is final and conclusive, (iii) is either for a liquidated sum not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (iv) is not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Lawrence Chan & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, an action can be brought upon a foreign judgment in Hong Kong courts. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In an action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in an action in Hong Kong brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

PRC

We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of United States courts or Cayman courts obtained against Intercont or its directors or officers predicated upon the civil liability provisions of the United States federal and state securities laws; or (2) entertain original actions brought in each respective jurisdiction against Intercont or its directors or officers predicated upon the United States federal and state securities laws. Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties and only limited reciprocity arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against Intercont or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and other relevant laws, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding Intercont’s ordinary shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”), is currently principally engaged in time charter service and vessel management services business globally.

For the years ended June 30, 2023 and 2022, our revenues were approximately $32.4 million and $31.3 million, respectively. For the years ended June 30, 2023 and 2022, we had net income of approximately $10.9 million and $8.5 million, respectively. For the six months ended December 31, 2023 and 2022, our revenues were approximately $12.4 million and $19.7 million, respectively. For the six months ended December 31, 2023 and 2022, we had net income of approximately $1.6 million and $8.0 million, respectively.

Reorganization

For the purpose of this offering and the listing on Nasdaq Capital Market, a reorganization of our legal structure was completed on March 27, 2024. The reorganization involved the incorporation of the Company’s wholly-owned subsidiaries, Singapore Openwindow Technology Pte. Ltd. (“Openwindow”) and Fortune Ocean Holdings Limited (“Fortune Ocean”), and transferring five operating entities’ equity interest to Fortune Ocean.

Upon completion of the reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the combined financial statements.

Key Factors that Affect Operating Results

The Group is engaged in the international maritime transportation business of providing time charter and vessel management services globally and primarily derives its revenue from time charter contracts and providing vessel management services. We believe the principal factors that affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•        the demand for seaborne transportation services;

•        the ability of our commercial and chartering operations to successfully employ our vessels at economically attractive rates;

•        the effective and efficient technical management of our vessels; and

•        the strength of and growth in our customer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our combined results of operations. These factors include:

•        the charter hire earned by the vessels under our charters;

•        our access to capital required to acquire additional vessels and/or to implement our business strategy;

•        our ability to sell vessels at prices we deem satisfactory; and

•        our level of debt and the related interest expense and amortization of principal.

Recent Development

In December 2019, a novel strain of coronavirus (COVID-19) surfaced and significantly impacted the global economy as well as our business and the businesses of our charterers. In response to the COVID-19 pandemic, governments throughout the world implemented measures to protect their citizens from exposure and mitigate the spread of COVID-19. These measures included, but were not limited to, lockdowns, quarantine regulations and other emergency health policies. As a result of these measures, the Company experienced delays in operations due to port restrictions and additional protocols. According to the International Monetary Fund (“IMF”), global economic growth for 2021 was 5.9%, as compared to 2020 which was -3.1%. World output in 2020 was impacted significantly by COVID-19, but experienced a strong rebound in 2021. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results for the years ended June 30, 2023 and 2022 and for the six months ended December 31, 2023 and 2022. On May 5, 2023, the WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Group’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Operating Results

For the six months ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the six months December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the six months ended December 31,		Change	% Change
	2023	2022
REVENUE:
Total revenue	$12,372,149	$19,702,399	$(7,330,250)	(37)%
COST OF REVENUE:
Cost of revenues	9,012,587	9,885,567	(872,980)	(9)%
GROSS PROFIT	3,359,562	9,816,832	(6,457,270)	(66)%

OPERATING EXPENSES:
General and administrative expenses	543,167	565,327	(22,160)	(4)%
Research and development expenses	300,000	—	300,000	100%
Total operating expenses	843,167	565,327	277,840	49%
INCOME FROM OPERATIONS	2,516,395	9,251,505	(6,735,110)	(73)%

OTHER INCOME (EXPENSE):
Interest income	307,097	27,229	279,868	1,028%
Interest expense	(1,323,080)	(1,203,347)	(119,733)	10%
Other income, net	84,955	(66,858)	151,813	(227)%
Total other expense, net	(931,028)	(1,242,976)	311,948	(25)%
INCOME BEFORE INCOME TAXES	1,585,367	8,008,529	(6,423,162)	(80)%

PROVISION FOR INCOME TAXES	—	—	—	—%
NET INCOME	$1,585,367	$8,008,529	$(6,423,162)	(80)%

Revenues

For the six months ended December 31, 2023, our total revenue was approximately $12.4 million as compared to approximately $19.7 million for the six months ended December 31, 2022, total revenue decreasing by approximately $7.3 million, or 37%. The overall decrease in total revenue was primarily attributable to the decrease of hire rate for time charter during the six months ended December 31, 2023. For the six months ended December 31, 2022, the hire rate was at high level due to the impact of COVID-19. Hire rate decreased to normal level during the six months ended December 31, 2023 and becomes stable in 2024.

For the six months ended December 31, 2023 and 2022, the disaggregated revenues by revenue streams were as follows:

	For the six months ended December 31,		Change	% Change
	2023	2022
Revenue:
Time charter revenue	$9,446,414	$16,707,474	$(7,261,060)	(43)%
Vessel management services revenue	2,925,735	2,994,925	(69,190)	(2)%
Total revenue	$12,372,149	$19,702,399	$(7,330,250)	(37)%

Time charter revenue decreased by approximately $7.3 million or 43% from approximately $16.7 million in the six months ended December 31, 2022 to approximately $9.4 million in the six months ended December 31, 2023. The decrease was primarily attributable to the decrease of hire rate for time charter during the six months ended December 31, 2023. For the six months ended December 31, 2022, the hire rate was at high level due to the impact of

COVID-19. Hire rate decreased to normal level during the six months ended December 31, 2023 and becomes stable in 2024. Vessel management services revenue decreased by $69,190 or 2% from approximately $3.0 million in the six months ended December 31, 2022 to approximately $2.9 million in the six months ended December 31, 2023.

Cost of Revenues

Cost by revenue stream:

	For the six months ended December 31,		Change	% Change
	2023	2022
Cost by revenue stream:
Cost of time charter revenue	$6,403,617	$7,180,834	$(777,217)	(11)%
Cost of vessel management services revenue	2,608,970	2,704,733	(95,763)	(4)%
Total cost	$9,012,587	$9,885,567	$(872,980)	(9)%
	For the six months ended December 31,		Change	% Change
	2023	2022
Cost by type:
Vessel lease expense	$1,236,380	$2,211,190	$(974,810)	(44)%
Depreciation and amortization	1,797,034	1,677,379	119,655	7%
Crew salary	3,064,425	3,204,633	(140,208)	(4)%
Other	2,914,748	2,792,365	122,383	4%
Total cost	$9,012,587	$9,885,567	$(872,980)	(9)%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salary and others. Total cost amounted to approximately $9.0 million for the six months ended December 31, 2023, representing a decrease of approximately $0.9 million or 9% compared to approximately $9.9 million for the six months ended December 31, 2022. The decrease in cost is primarily attributed to the decrease in vessel lease expenses as below.

Vessel lease expense was approximately $1.2 million for the six months ended December 31, 2023, representing a decrease of approximately $1.0 million compared to approximately $2.2 million for the six months ended December 31, 2022. Our vessel lease expense represents the operating lease expense for Top Advancer. As the gross daily hire is calculated based on index of BSI (“Baltic Supramax index”) 58 10TC published by the Baltic Exchange, the hire decreased significantly following the price changes in market.

Depreciation and amortization were approximately $1.8 million for the six months ended December 31, 2023, representing an increase of approximately $0.1 million compared to approximately $1.7 million for the six months ended December 31, 2022. The increase was due to the depreciation expenses of newly installed desulfurizing towers on Top Diligence and Top Elegance.

Crew salary was approximately $3.1 million for the six months ended December 31, 2023, representing a decrease of approximately $0.1 million compared to approximately $3.2 million for the six months ended December 31, 2022. The decrease was primarily attributed to a reduction in the market salary.

Gross profit

	For the six months ended December 31,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit for time charter	3,042,797	32%	9,526,640	57%
Gross profit for vessel management services	316,765	11%	290,192	10%
Total gross profit	$3,359,562	27%	$9,816,832	50%

Our gross profit amounted to approximately $3.4 million for the six months ended December 31, 2023, compared to a gross profit of approximately $9.8 million for the six months ended December 31, 2022. Gross margin as a percent of overall revenue for the six months ended December 31, 2023 and 2022 was 27% and 50%, respectively. The decrease in gross profit margin was primarily due to lower gross profit margin for time charter in the six months ended December 31, 2023. Gross profit margin for time charter was 32% and 57%, respectively, for the six months ended December 31, 2023 and 2022. While time charter revenue and vessel lease expense decreased by 43% and 44%, respectively, following the market hire rate fluctuation, we have other fixed costs such as depreciation and amortization and crew salary which don’t have strict linear relationship with revenue, thus the time charter cost decrease was not as significant as time charter revenue decrease, which brought down the gross profit margin.

Operating Expenses

	For the six months ended December 31,		Change	% Change
	2023	2022
OPERATING EXPENSES:
General and administrative	543,167	565,327	(22,160)	(4)%
Research and development expenses	300,000	—	300,000	100%
Total operating expenses	$843,167	$565,327	$277,840	49%

Our operating expenses consist of general and administrative expenses and research and development expenses. Operating expenses increased by approximately $0.3 million, or 49%, from approximately $0.6 million for the six months ended December 31, 2022 to approximately $0.8 million for the six months ended December 31, 2023 due to increase of $0.3 million in research and development expenses.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and also included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by $22,160 due to decreased salary expenses and other expenses.

The Group incurred $0.3 million research and development expenses for entrusting a third party to develop a bio-pulping technology big data platform.

Other expenses, net

Other expense, net primarily consists of interest income, interest expense and other expense. Other expense, net was approximately $0.9 million in the six months ended December 31, 2023, representing a decrease of approximately $0.3 million, or approximately 25%, as compared to approximately $1.2 million in the six months ended December 31, 2022 due to the following reasons: (1) interest income increased by approximately $0.3 million in the six months ended December 31, 2023; (2) interest expense increased by approximately $0.1 million to approximately $1.3 million in the six months ended December 31, 2023 from approximately $1.2 million in the six months ended December 31, 2022 due to increase of loan balance and increase of variable interest expense from financing lease, and (3) other income was $84,955 in the six months ended December 31, 2023, as compared to other expenses of $66,858 in the six months ended December 31, 2022. The change of other expenses was mainly due to the fluctuations in the market price of the bunker.

Net Income

As a result of the foregoing, net income amounted to approximately $1.6 million for the six months ended December 31, 2023, compared to a net income of approximately $8.0 million for the six months ended December 31, 2022.

For the Years Ended June 30, 2023 and 2022

The following table summarizes the results of our operations for the years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended June 30,		Change	% Change
	2023	2022
REVENUE:
Total revenue	$32,445,557	$31,267,721	$1,177,836	4%
COST OF REVENUE:
Cost of revenues	18,068,312	20,905,934	(2,837,622)	(14)%
GROSS PROFIT	14,377,245	10,361,787	4,015,458	39%
OPERATING EXPENSES:
General and administrative expenses	876,437	866,866	9,571	1%
Total operating expenses	876,437	866,866	9,571	1%
INCOME FROM OPERATIONS	13,500,808	9,494,921	4,005,887	42%
OTHER INCOME (EXPENSE):
Interest income	194,576	491	194,085	39,529%
Interest expense	(2,718,304)	(1,386,713)	(1,331,591)	96%
Other income, net	(89,391)	381,447	(470,838)	(123)%
Total other expense, net	(2,613,119)	(1,004,775)	(1,608,344)	160%
INCOME BEFORE INCOME TAXES	10,887,689	8,490,146	2,397,543	28%
PROVISION FOR INCOME TAXES	—	—	—	—%
NET INCOME	$10,887,689	$8,490,146	$2,397,543	28%

Revenues

For the year ended June 30, 2023, our total revenue was approximately $32.4 million as compared to approximately $31.3 million for the year ended June 30, 2022, total revenue increasing by approximately $1.2 million, or 4%. The overall increase in total revenue was primarily attributable to time charter revenue generated from an additional vessel purchased during the year ended June 30, 2023.

For the years ended June 30, 2023 and 2022, the disaggregated revenues by revenue streams were as follows:

	For the Years Ended June 30,		Change	% Change
	2023	2022
Revenue:
Time charter revenue	$27,042,943	$24,286,052	$2,756,891	11%
Vessel management services revenue	5,402,614	6,981,669	(1,579,055)	(23)%
Total revenue	$32,445,557	$31,267,721	$1,177,836	4%

Time charter revenue increased by approximately $2.8 million or 11% from approximately $24.3 million in the year ended June 30, 2022 to approximately $27.0 million in the year ended June 30, 2023. The increase was contributed by an additional vessel we bought and put in use in August 2022. Vessel management services revenue decreased by approximately $1.6 million or 23% from approximately $7.0 million in the year ended June 30, 2022 to approximately $5.4 million in the year ended June 30, 2023. The decrease was mainly due to a reduction in vessel management services contracts caused by a poor market environment for the year ended June 30, 2023.

Cost of Revenues

Cost by revenue stream:

	For the Years Ended June 30,		Change	% Change
	2023	2022
Cost by revenue stream:
Cost of time charter revenue	$13,151,715	$14,312,209	$(1,160,494)	(8)%
Cost of vessel management services revenue	4,916,597	6,593,725	(1,677,128)	(25)%
Total cost	$18,068,312	$20,905,934	$(2,837,622)	(14)%
	For the Years Ended June 30,		Change	% Change
	2023	2022
Cost by type:
Vessel lease expense	$3,598,016	$6,531,618	$(2,933,602)	(45)%
Depreciation and amortization	3,463,076	2,704,848	758,228	28%
Crew salary	5,909,905	6,482,524	(572,619)	(9)%
Other	5,097,315	5,186,944	(89,629)	(2)%
Total cost	$18,068,312	$20,905,934	$(2,837,622)	(14)%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salary and others. Our cost amounted to approximately $18.1 million for the year ended June 30, 2023, representing a decrease of approximately $2.8 million or 14% compared to approximately $20.9 million for the year ended June 30, 2022. The decrease in cost is primarily attributed to the decrease in vessel lease expenses as below.

Vessel lease expense was approximately $3.6 million for the year ended June 30, 2023, representing a decrease of approximately $2.9 million compared to approximately $6.5 million for the year ended June 30, 2022. Our vessel lease expense represents the operating lease expense for Top Advancer. As the gross daily hire is calculated based on index of BSI (“Baltic Supramax index”) 58 10TC published by the Baltic Exchange, the hire decreased significantly following the price changes in market.

Depreciation and amortization were approximately $3.5 million for the year ended June 30, 2023, representing an increase of approximately $0.8 million compared to approximately $2.7 million for the year ended June 30, 2022.The increase was contributed by the additional vessel we bought and put in use in August 2022.

Crew salary was approximately $5.9 million for the year ended June 30, 2023, representing a decrease of approximately $0.6 million compared to approximately $6.5 million for the year ended June 30, 2022. The decrease was primarily attributed to a significant reduction in the market salary.

Gross profit

	For the Years Ended June 30,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$14,377,245	44%	$10,361,787	33%

Our gross profit amounted to approximately $14.4 million for the year ended June 30, 2023, compared to a gross profit of approximately $10.4 million for the year ended June 30, 2022. Gross margin as a percent of overall revenue for the years ended June 30, 2023 and 2022 was 44% and 33%, respectively. The increase in gross margin was primarily due to the higher revenue and lower cost such as vessel lease expense in the year ended June 30, 2023.

Operating Expenses

	For the Years Ended June 30,		Change	% Change
	2023	2022
OPERATING EXPENSES:
General and administrative	876,437	866,866	9,571	1%
Total operating expenses	$876,437	$866,866	$9,571	1%

Our operating expenses consist of general and administrative expenses. Operating expenses increased by $9,571, or 1%, from approximately $0.9 million for the year ended June 30, 2022 to approximately $0.9 million for the year ended June 30, 2023.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and also included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $9,571 due to increased salary expenses and other expenses.

Other income (expenses), net

Other income (expense), net primarily consists of interest income, interest expense and other income. Other expense, net was approximately $2.6 million in the year ended June 30, 2023, representing an increase of approximately $1.6 million, or approximately 160%, as compared to approximately $1.0 million in the year ended June 30, 2022 due to the following reasons: (1) interest income increased by approximately $0.2 million in the year ended June 30, 2023; (2) interest expense increased by approximately $1.3 million to approximately $2.7 million in the year ended June 30, 2023 from approximately $1.4 million in the year ended June 30, 2022 due to increase of loan balance and increase of variable interest expense from financing lease, and (3) other expenses, net was $89,391 in the year ended June 30, 2023, as compared to other income, net of $381,447 in the year ended June 30, 2022. The change of other expenses was mainly due to the fluctuations in the market price of the bunker.

Net Income

As a result of the foregoing, net income amounted to approximately $10.9 million for the year ended June 30, 2023, compared to a net income of approximately $8.5 million for the year ended June 30, 2022.

Taxation

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The Group’s shipping subsidiaries are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue from shipping subsidiaries is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

Certain Mainland China Tax Laws and Regulations Consideration

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”), the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We conduct our operations solely in Hong Kong through our Hong Kong Subsidiaries without any operation, subsidiary or VIE structure in Mainland China. None of our subsidiaries directly or indirectly hold any interests in any enterprises in Mainland China, and all of our revenues and profits are generated by our Hong Kong Subsidiaries in Hong Kong. After consulting our counsel as to PRC law, Jingtian & Gongcheng, we do not consider the said Enterprise Income Tax Law, or the Double Tax Avoidance Arrangement, or any Mainland Chinese taxation law and regulations, restrict our ability to conduct our business, accept foreign investment or impose limitations on our ability to list on any U.S. or foreign stock exchange.

Liquidity and Capital Resources

Substantially all of our operations are conducted in open sea and all of our revenue, expenses, and cash are denominated in USD. As of June 30, 2023, cash of approximately $3.4 million were held by the Group, of which $2.7 million were held in Singapore. As of December 31, 2023, cash of approximately $4.7 million were held by the Group, of which $4.4 million were held in Singapore.

The Company is a holding company with no material operations of its own. We conduct operations primarily through our subsidiaries in Hong Kong. As a result, the Group’s ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries in Hong Kong are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Hong Kong accounting standards and regulations.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2023, we had cash of approximately $3.4 million. Our current assets were approximately $16.6 million, and our current liabilities were approximately $34.6 million, which resulted in a working capital deficit of approximately $18.0 million. As of December 31, 2023, we had cash of approximately $4.7 million. Our current assets were approximately $5.5 million, and our current liabilities were approximately $36.5 million, which resulted in a working capital deficit of approximately $31.0 million. The working capital deficit was mainly due to loans from related parties, which will not be required by the related parties to repay within one year after the filing date. Our net cash provided by operating activities amounted to approximately $13.1 million and $12.3 million for the years ended June 30, 2023 and 2022, respectively, and approximately $3.9 million and $9.0 million for the six months ended December 31, 2023 and 2022, respectively. We have historically funded our working capital needs primarily from operations, bank loans and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or performance on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the 12 months following the date of this prospectus.

The following summarizes the key components of our cash flows for the six months ended December 31, 2023 and 2022.

	For the six months ended December 31,
	2023	2022
Net cash provided by operating activities	$3,867,803	$8,956,229
Net cash provided by (used in) investing activities	11,235,274	(11,994,790)
Net cash provided by (used in) financing activities	(13,864,441)	7,667,538
Net increase in cash	$1,238,636	$4,628,977

Operating Activities

Net cash provided by operating activities was approximately $3.9 million for the six months ended December 31, 2023, as compared to approximately $9.0 million net cash provided by operating activities for the six months ended December 31, 2022. Cash provided by operating activities for the six months ended December 31, 2023 mainly consisted of net income of approximately $1.6 million, noncash adjustments of approximately $3.4 million, a decrease of approximately $0.1 million in accounts receivable, an increase of approximately $0.1 million in advance from customers, an increase of approximately $0.2 million in accrued expenses and other liabilities, a decrease of approximately $0.2 million in due from related parties, offset by a decrease of approximately $1.5 million in operating leases payable and a decrease of approximately $0.3 million in due to related parties.

Net cash provided by operating activities was approximately $9.0 million for the six months ended December 31, 2022. Net cash provided by operating activities for the six months ended December 31, 2022, mainly consisted of net income of approximately $8.0 million, noncash adjustments of approximately $3.2 million, a decrease of approximately $0.3 million in prepayments and other assets, an increase of approximately $0.2 million in accounts payable, an increase of approximately $0.1 million in advance from customers, offset by a decrease of approximately $1.4 million in operating leases payable, an increase of approximately $0.6 million in due from related parties, a decrease of approximately $0.6 million in due to related parties and a decrease of approximately $0.1 million in accrued expenses and other liabilities.

Investing Activities

Net cash provided by investing activities for the six months ended December 31, 2023 was approximately $11.2 million, mainly consisting of withdrawal of time deposit through a related party of approximately $12.5 million, offset by purchase of long-lived assets for approximately $0.1 million, payment for dry-docking cost for approximately $0.7 million and purchase of time deposit through a related party of approximately $0.5 million. Net cash used in investing activities for the six months ended December 31, 2022 was approximately $12.0 million, mainly consisted of purchase of long-lived assets of approximately $12.0 million, purchase of time deposit through a related party of approximately $3.5 million, offset by withdrawal of time deposit through a related party of approximately $3.5 million.

Financing Activities

Net cash used in financing activities was approximately $13.9 million for the six months ended December 31, 2023, consisted of repayment of long-term loan from a third-party of approximately $1.0 million, financing lease-principal repayment of approximately $1.6 million, dividends to shareholders of approximately $11.6 million, and deferred IPO cost of approximately $1.0 million, offset by capital injection from investor of approximately $0.5 million. Net cash provided by financing activities for the six months ended December 31, 2022 was approximately $7.7 million, consisted of loan received from a third-party, net of issuance cost of approximately $9.5 million, borrowing receipt from a related party of approximately $3.4 million, offset by financing lease-principal repayment of approximately $1.6 million, dividends to shareholders of approximately $2.4 million and payment of loan deposit of approximately $0.5 million.

The following summarizes the key components of our cash flows for the years ended June 30, 2023 and 2022.

	For the Years Ended June 30,
	2023	2022
Net cash provided by operating activities	$13,569,094	$12,312,313
Net cash used in investing activities	(23,995,575)	(2,102,361)
Net cash provided by (used in) financing activities	3,411,332	(2,532,808)
Net increase (decrease) in cash	$(7,015,149)	$7,677,144

Operating Activities

Net cash provided by operating activities was approximately $13.6 million for the year ended June 30, 2023, as compared to approximately $12.3 million net cash provided by operating activities for the year ended June 30, 2022. Cash provided by operating activities for the year ended June 30, 2023 mainly consisted of net income of approximately $10.9 million, noncash adjustments of approximately $6.5 million, an increase of approximately $0.1 million in accounts receivable due to increased revenue for the year ended June 30, 2023, a decrease of approximately $0.6 million in due from related parties, a decrease of approximately $0.4 million in due to related parties, and a decrease of approximately $0.1 million in accrued expenses and other liabilities and a decrease of approximately $2.8 million in operating leases payable.

Net cash provided by operating activities was approximately $12.3 million for the year ended June 30, 2022. Net cash provided by operating activities for the year ended June 30, 2022, mainly consisted of net income of approximately $8.5 million, noncash adjustments of approximately $5.5 million, an increase of approximately $0.4 million in due from related parties, an increase of approximately $0.3 million in due to related parties, an increase of approximately $0.5 million in long term payable deposit, offset by a decrease of approximately $2.7 million in operating leases payable.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2023 was approximately $24.0 million, mainly consisting of property purchases such as a vessel for approximately $12.0 million, purchase of time deposit through a related party of approximately $21.5 million and withdrawal of time deposit through a related party of approximately $9.5 million. Net cash used in investing activities for the year ended June 30, 2022 was approximately $2.1 million, mainly consisted of prepayment for vessel purchase for approximately $2.1 million.

Financing Activities

Net cash provided by financing activities was approximately $3.4 million for the year ended June 30, 2023, mainly consisted of loan received from a third-party, net of debt issuance cost approximately $9.5 million, repayment of long-term loan from a third-party approximately $1.9 million, financing lease-principal repayment of approximately $3.2 million, proceeds from a related party of approximately $3.4 million, dividends to shareholders of approximately $3.9 million, and payment of loan security deposit $0.5 million. Net cash used in financing activities for the year ended June 30, 2022, was approximately $2.5 million, including financing lease-principal repayment of approximately $3.2 million, proceeds from related party’s loans of approximately $2.1 million, repayment of a related party of approximately $1.2 million, payment of deferred debt issuance cost of approximately $0.2 million.

Capital Expenditures

We made capital expenditures of approximately $12.0 million and $2.1 million for the years ended June 30, 2023, and 2022, respectively. For the six months ended December 31, 2023 and 2022, our capital expenditure was approximately $0.8 million and $12.0 million, respectively. Our capital expenditures were mainly used for vessel purchase.

Contractual Obligations

The Group had an outstanding loan of $6,432,320 as of December 31, 2023. The Group has also entered into non-cancellable operating and financing lease agreements to charter-in vessels, which will expire in January 2026, September 2028 and January 2029, respectively.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payment Due by Fiscal Years Ending June 30,
	Total	2024	2025 and 2026	2027 and 2028	2029 and beyond
Operating lease arrangements	$6,323,741	$1,574,448	$4,749,293	$—	$—
Financing lease arrangements	22,908,466	2,313,852	8,672,366	7,739,495	4,182,753
Loan	6,555,000	997,500	3,990,000	1,567,500	—
Total	$35,787,207	$4,885,800	$17,411,659	$9,306,995	$4,182,753

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2023 and 2022 and for six months ended December 31, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and Development, Patents and Licenses, Etc.

See “Business — Intellectual Property”.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2023, June 30, 2023, and 2022, the aggregate amount of cash of $4,370,649, $2,687,762 and $10,339,156, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 75,000 Singapore Dollar (approximately $56,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $2.7 million and $1.4 million for the years ended June 30, 2023 and 2022 and interest expense of $1.3 million and $1.2 million for the six months ended December 31, 2023 and 2022, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of December 31, 2023, we had approximately total $6.4 million of long-term loan. For illustrative purposes, if the interest rate charged on such bank borrowings were to increase by 1%, our interest expenses would increase by approximately $0.06 million on an annual basis. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Prospectus/Offer to Exchange, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of June 30, 2023. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weakness, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Policies

We prepare our combined financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our combined financial condition and results of operations.

Uses of Estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, impairment of long-lived assets and salvage value of the owned vessels. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Impairment of Long-Lived Assets

Vessels, other fixed assets and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessels, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessels. The Group has considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

For the years ended June 30, 2023 and 2022 and for the six months ended December 31, 2023 and 2022, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Revenue Recognition

The Group is engaged in vessel rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

On July 1, 2019, the Group has adopted ASC 842 “Leases” and ASU 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1:	Identify the contract(s) with a customer
Step 2:	Identify the performance obligations in the contract
Step 3:	Determine the transaction price
Step 4:	Allocate the transaction price to the performance obligations in the contract
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of a vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one months to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessels, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract. The progress of transferring the service is measured based on monthly bill issued and therefore recognized vessel management services revenue is recognized based on monthly bill over the term of the contract.

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of December 31, 2023, June 30, 2023 and 2022, the advances from customer amounted to $305,291, $187,597 and $80,405, respectively. All contract liabilities as of June 30, 2023 have been recognized as revenue for the six months ended December 31, 2023. All contract liabilities as of December 31, 2023 have been recognized as revenue in January and February 2024.

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of the Group’s vessels to be 10-25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on balance sheet.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its combined balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term no more than one year and without purchase option (short-term leases), the Group records operating lease expense in its combined statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Combined Financial Statements.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “The Maritime Shipping and Seaborne-Pulping Market Study” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Global Maritime Shipping Market

Definition and Classification

According to Organisation for Economic Co-operation and Development (“OECD”), maritime shipping refers to any movement of goods and/or passengers using seagoing vessels on voyages which are undertaken wholly or partly at sea. The transport includes one port transport which are movements of goods shipped to offshore installations, or for dumping at sea, or reclaimed from the sea bed and unload in ports and fluvio-ocean movements of goods by seagoing vessels.

Maritime ship leasing services refer to the services provided by the ship’s supply side (lessor) to the ship’s demand side (lessee) for the transfer of the right to use. The lessor of the ship collects periodic lease payments from the lessee. After the lease expires, the ownership of the ship is determined based on the specific leasing mode and the relevant agreement. The maritime ship leasing industry can be subdivided into bank-based, vendor-based, and third-party-based enterprises based on the various backgrounds of their controlling shareholders.

Market Size of Global Maritime Shipping Industry in Terms of Total Fleet Carrying Capacity

The global maritime shipping industry has experienced considerable growth over the recent years in all segments in terms of the total fleet carrying capacity, mainly due to the increasing maritime trade volume and corresponding demand for marine transportation. The total market size increased from 1,931.7 million deadweight tonnage (“DWT”) in 2018 to 2,198.0 million DWT in 2022, representing a CAGR of 3.3% during the period. As the global maritime trade activities recovers from the COVID-19 pandemic and continues to grow, the market size of the maritime shipping industry is forecasted to increase to 2,539.3 million DWT in 2027, representing a CAGR of 2.9% from 2023 to 2027.

Source: The Frost & Sullivan Report

Total Trading Volume of Global Bulk Carriers

The global seaborne trading volume of major dry bulk commodities like iron ore, coal, and grains reached approximately 5,230.1 million metric tons in 2018, after years of steady growth. However, the onset of the COVID-19 pandemic in early

2020 led to a contraction in dry bulk shipping and global trade volumes, Lockdowns and economic uncertainty caused a year-on-year decline of 2.0% in total trading volume of global bulk carriers in 2020. This drop in demand for dry bulk carrier shipping capacity had effects across related upstream and downstream industries relying on the shipment of raw materials and unfinished goods. The total trading volume of global bulk carriers have recovered robustly over 2021 and 2022 subsequent to ease of logistics restrictions and as infrastructure investment and construction activity picked up pace in 2021. Overall, the total trading volume of global bulk carriers has grown at a CAGR of approximately 0.5% during 2018 to 2022, and is expected grow at a CAGR of approximately 0.7% during 2023 to 2027.

Source: The Frost & Sullivan Report

Market Size of Maritime Ship Leasing Industry

As the development of global trade continues to drive the growth in demand for shipping, which has led to the rapid expansion of the global ship leasing services industry in recent years, the market size in terms of revenue has continued to increase from approximately US$4.9 billion in 2018 to US$6.7 billion in 2022, with a CAGR of 11.1%. However, the COVID-19 pandemic, which slowed global trade and economic activity between 2020 and 2022, led to a decrease in demand for shipping and excess capacity, resulting in a rise in ship vacancy rates and a consequent decrease in revenue growth. As the epidemic subsides, the global economy and commerce has gradually recover since 2022. Moreover, the future development of multipurpose and eco-friendly ships will also contribute to the expansion of the global ship leasing services market’s revenue. By 2027, the market is anticipated to reach approximately US$12.8 billion, expanding at a CAGR of 14.2%.

Source: The Frost & Sullivan Report

The ship leasing services industry in Asia has mirrored the global trend, experiencing significant growth driven by the expansion of regional trade and the corresponding need for shipping services. The Asian market has witnessed its size in terms of revenue escalate from US$1.5 billion in 2018 to US$2.0 billion in 2022, reflecting a CAGR of approximately

7.4%. The growth trajectory was temporarily impacted by the COVID-19 pandemic, which disrupted trade flows and economic activities between 2020 and 2022, causing a reduction in the demand for maritime shipping across the continent. With the abatement of the epidemic, there is an optimistic outlook for the regional economy and trade networks. The resumption of economic activities and trade is expected to spur a revival in the demand for shipping and, consequently, for ship leasing services starting from 2022 onwards. Additionally, the Asian market is poised to benefit from the global shift towards the deployment of multipurpose and environmentally friendly vessels. The Asian ship leasing services market is projected to reach a value of approximately US$3.7 billion by 2027, at an accelerated CAGR of 13.7% from 2023 to 2027.

Source: The Frost & Sullivan Report

Market Size of Vessel Management Services Industry

Vessel Management services involve the everyday operations of ships, technical oversight, crew administration, maintenance and repair tasks, and handling necessary certification and documentation as per maritime laws and guidelines for vessels owned by third parties. Owners of small to medium-sized fleets frequently utilize these services for effective cost management.

The global market size of Vessel Management saw an increase from USD 5.4 billion in 2018 to USD 6.8 billion in 2022, reflecting a CAGR of 5.9%. This growth has been fueled by factors such as the growing need for compliance, a rising demand for professional services, and a heightened focus on core competencies. As the maritime shipping market continues to expand, the global market for Vessel Management is projected to experience a CAGR of 3.9% from 2023 to 2027.

Source: The Frost & Sullivan Report

In Asia, the Vessel Management industry has shown a robust growth trajectory, reflecting the region’s increasing influence in the global maritime sector. The market size for Asia’s Vessel Management services has witnessed a rise from USD 1.7 billion in 2018 to USD 2.1 billion in 2023, demonstrating a CAGR of approximately 4.3%, attributable to the burgeoning necessity for specialized management services as regional ship owners, particularly those with small to medium-sized fleets, seek cost efficiencies and expertise in the face of evolving compliance requirements and operational complexities. With the maritime industry in Asia expected to continue its upward trend, the market for Vessel Management services is anticipated to maintain its growth momentum. Projections indicate that by 2027, the Asian market will reach a valuation of approximately USD 2.6 billion, expanding at a CAGR of 3.7% from 2023 to 2027. This forecasted growth underscores the sustained demand for Vessel Management services in the region, as shipowners increasingly recognize the value of partnering with professional management firms to enhance operational efficiency, ensure regulatory compliance, and achieve cost-effective fleet operations.

Source: The Frost & Sullivan Report

Competitive Landscape of Global Maritime Shipping Market

The traditional global maritime shipping industry has historically been a competitive sector dominated by a handful of large players. Underpinning the strategies of most players is a focus on consolidating maritime assets and resources. However, this model centered on fleet expansion, vessel acquisition, and enhancing economies of scale has limitations in terms of innovation, sustainability, and long-term value creation for the industry.

Major incumbent firms include (1) ship leasing companies lease out self-owned vessels, such as CSSC (Hong Kong) Shipping Company Limited, COSCO SHIPPING Corporation Limited, AVIC International Maritime Holdings Ltd, (2) shipping liners that focus on freight transportation and logistics, such as Evergreen Marine Corp., COSCO SHIPPING Corporation Limited, China Merchants Group, and (3) ship management services providers that feature technical and crew management, such as V.Group Holdings Limited.

These companies have traditionally competed on scale, routes, and pricing leverage. Ship leasing firms battle to expand fleets and gain bargaining power over charter rates. Shipping liners fight for capacity, port access, and bookings share on critical trade lanes. Ship management firms vie to sign on more vessels under their operational oversight.

Innovative Pioneering Ocean Factory Approach

Intercont is pioneering an innovative business model and staking out an advantage based on differentiated capabilities beyond conventional maritime cost and capacity factors. With its future-ready approach, the Group has set itself apart from the incumbent and traditional thinking players in the maritime industry.

The Group has established a strong position in the maritime industry through its Shipping Subsidiaries including Max Bright, Top Moral, Top Creation, Top, Legend and Top Wisdom. These subsidiaries operate traditional maritime businesses focused on chartering business and vessel management service.

Unlike incumbent shipping companies, Intercont is pioneering an innovative ocean factory model through Openwindow, another wholly-owned subsidiary. Openwindow’s vessels will be equipped with biomass processing and pulp production capabilities, converting raw materials into bio-pulp during voyages. Such solutions-focused model brings manufacturing onboard by leveraging underutilized ship capacity.

While the Shipping Subsidiaries compete effectively today based on conventional factors like freight rates, flexibility and reliability, Intercont’s future focus is on unlocking new revenue streams through Openwindow’s on-board manufacturing and sale of sustainable bio-pulp. By repurposing ships as ocean factories, the Group achieves the dual benefits of lower emissions through enhanced resource use and new profit pools from value-added production. The ocean factory model represents a paradigm shift driven by digitization and sustainability. Overall, Intercont’s core shipping businesses provides a solid foundation and industry expertise, while it aims to transition towards being an innovative leader in converting ships from just transportation vessels into smart, connected manufacturing platforms through Openwindow.

Overview of the Traditional Pulping and Sea-Based Decarbonization Seaborne-Pulping Market

Traditional Pulping and Bio-Pulping

Traditional pulping refers to the conventional methods of separating cellulose fibers from wood to produce pulp for papermaking. The most common traditional pulping processes are mechanical pulping and chemical pulping. Mechanical pulping involves grinding logs and wood chips against an abrasive stone to physically separate the wood fibers. Chemical pulping uses a chemical solution to break down the lignin that binds the cellulose fibers together in wood.

Bio-pulping is an alternative pulping process that uses enzymes or fungi to break down lignin and separate cellulose fibers in wood. It serves as a more environmentally sustainable approach compared to traditional chemical pulping. Bio-pulping provides environmental and efficiency advantages including reduced chemical and energy use, higher pulp yield, lower costs, and decreased environmental impact by utilizing natural fungi or enzymes to pretreat wood chips and enhance delignification prior to chemical pulping stages.

Definition of Sea-based Decarbonization Bio-pulping

Seaborne-Pulping in the paper pulping industry refers to the utilization of marine vessels, such as ships or tankers, to conduct bio-pulping process for the production of pulp used in papermaking. In such context, the business model is often referred to as “Ocean Factory”, where transportation and manufacturing processes are highly integrated. Bio-pulping involves the use of biological agents, such as fungi or enzymes, to selectively degrade lignin and other components of wood or lignocellulosic materials, resulting in the separation of fibers for pulp production.

In the context of Sea-based Decarbonization Bio-pulping, the marine vessel serves as a mobile processing facility where the bio-pulping process takes place. The vessel’s storage space is utilized to load and transport the raw materials, which include wood chips, wood pulp, or other suitable lignocellulosic feedstocks. The vessel’s existing equipment and infrastructure are leveraged for the bio-pulping process, with the addition of specific biological agents or enzymes to facilitate lignin degradation and fiber separation.

The sea-based environment provides natural mixing and agitation through tidal and wave movements, which aids in the breakdown of lignin and enhances the bio-pulping process. The controlled temperature and anaerobic conditions within the vessel’s processing space can be maintained to support the optimal growth and activity of the selected biological agents.

Global Pulp Consumption Volume

The global pulp consumption increased at a CAGR of 0.08% from 186.6 million tons in 2018 to 187.2 million tons in 2022. This can be primarily ascribed to the paper industry’s consistent demand for frequently used paper products such as specialty paper, packaging paper, household paper, and cultural paper. Additionally, the increased capacity of downstream paper mills on the demand side and the rate of expansion of pulp mills on the supply side also contribute to such stability.

It is forecasted that worldwide pulp consumption will increase at a CAGR of approximately 2.6% from 192.2 million tons in 2023 to 212.6 million tons in 2027. Emerging markets, including China, Southeast Asia, and Eastern Europe, are anticipated to account for the majority of this incremental demand.

Source: The Frost & Sullivan Report

Pulp Consumption Volume in Asia

The consumption volume of pulp in Asia recorded an increase from 112.5 million tonnes in 2018 to 131.7 million tonnes in 2022, at a CAGR OF 4.0%. Packaging, tissue paper and graphic paper are the major end-use segments driving pulp consumption. Rising e-commerce and consumerism are also fueling demand for paper packaging and pulp consumption in Asia.

Going forward, consumption of pulp is expected grow at a CAGR of 4.1% from 2023 to 2027, due to the rapid development of various pulp production technology including bio-pulping and the continued growth of downstream industries.

Source: The Frost & Sullivan Report

Pulp Consumption Volume in Europe

The consumption volume of pulp in Europe increased from 27.8 million tonnes in 2018 to 30.0 million tonnes in 2022, at a CAGR of 1.9%. The major end-use segments driving pulp consumption in Europe are packaging, tissue paper, and graphic paper. The growing focus on sustainable packaging solutions and the rise of e-commerce have contributed to the demand for paper packaging and pulp consumption in the region. Europe has been at the forefront of adopting sustainable pulp production practices, with a strong emphasis on recycling and the use of certified sustainable forest management. The region has also seen a shift towards the use of alternative fibers, such as agricultural residues and recycled paper, to reduce the reliance on virgin wood pulp. Looking ahead, the consumption of pulp in Europe is projected to grow at a CAGR of 2.2% from 2023 to 2027.

Source: The Frost & Sullivan Report

Pulp Consumption Volume in North America

The consumption volume of pulp in North America has shown significant growth, increasing from 9.0 million tonnes in 2018 to 12.0 million tonnes in 2022, at an impressive CAGR of 7.4%, attributed to the strong demand for pulp in various end-use segments, such as packaging, tissue paper, and specialty papers. Besides, North America has also seen significant investments in advanced pulp production technologies, such as biotechnology and nanotechnology, which have improved the efficiency and sustainability of pulp production processes. The consumption of pulp in North America is expected to maintain its strong growth trajectory, with a projected CAGR of 2.6% from 2023 to 2027, driven by the continued expansion of e-commerce, the increasing demand for sustainable packaging solutions, and the development of innovative pulp-based products.

Source: The Frost & Sullivan Report

Global Bio-Pulp Production Volume

By 2022, the global market for bio-pulping has expanded to approximately 10.3 million tons. This growth can be attributed to the consistent rise in waste paper recycling worldwide in recent years, which has furnished an ample supply of raw materials for bio-pulping, as well as the ongoing advancements in associated technologies. While the commercial sector of the worldwide bio-pulping industry continues to encounter obstacles related to technical economics, large-scale manufacturing, bio-pulping has the potential to fulfill the worldwide need for sustainable development on account of its reduced greenhouse gas emissions and enhanced resource efficiency in comparison to conventional wood pulp pulping techniques.

Furthermore, large pulp and paper companies that operate internationally have made strategic investments in biotechnology firms and introduced bio-based products in recent years in an effort to support the bio-pulping market’s future growth, consequently, the global bio-pulping market has exhibited strong potential for expansion, driven by the rising demand for sustainable pulp products, declining costs of enzyme-based technologies, and growing government incentives for eco-friendly manufacturing, resulting in an expected production volume of 20.7 million tons by 2027, increasing at a CAGR of 14.5% from 2022 to 2027.

Source: The Frost & Sullivan Report

Bio-Pulp Production Volume in Asia

While bio-pulping currently accounts for approximately 5.5% of Asia’s total pulp production at around 5.2 million tonnes in 2022, it has been expanding rapidly from virtually zero a decade ago as major paper/pulp producers invest in bio-pulping projects supported by government incentives and abundant agricultural residue feedstock sources. Overall from 2018 to 2022, the production volume of bio-pulp in Asia has increased from 1.7 million tonnes to 5.2 million tonnes during 2018 to 2022, representing a CAGR of approximately 32.2% during the period. Advances in biotechnology and engineering have also improved the viability of bio-pulping. With continued improvements in technology, commercialization and favorable market/policy drivers, bio-pulping production is poised for exponential growth in the coming decade, offering tremendous opportunities for solutions providers given the vast untapped potential. Asia’s nascent bio-pulping sector is likely to undergo massive expansion to supplement conventional pulp capacity.

Source: The Frost & Sullivan Report

Source: The Frost & Sullivan Report

Bio-Pulp Production Volume in Europe

In Europe, bio-pulping has emerged as a key focus area, driven by the region’s commitment to sustainability and the transition towards a circular bioeconomy. There is a significant increase of bio-pulp production increased from the 1.0 million tonnes of bio-pulp produced in 2018 to 2.3 million tonnes in 2022, with a CAGR of 23.9% during the 2018-2022 period. The growth of bio-pulping in Europe has been supported by several factors, including stringent environmental regulations, increasing consumer demand for eco-friendly products, and the availability of advanced technologies. The European Union’s Green Deal and the Circular Economy Action Plan have set ambitious targets for reducing carbon emissions and promoting the use of renewable resources, creating a favorable policy environment for bio-pulping investments.

Source: The Frost & Sullivan Report

Bio-Pulp Production Volume in North America

There is a significant increase of bio-pulp production increased from the 0.8 million tonnes of bio-pulp produced in 2018 to 1.9 million tonnes in 2022, with a CAGR of 25.3% during the 2018-2022 period. The growth of bio-pulping in North America can be attributed to several factors, including the region’s abundant biomass resources, advanced technological capabilities, and supportive government policies. The United States and Canada have vast forest resources and well-established pulp and paper industries, providing a strong foundation for the adoption of bio-pulping technologies. Additionally, the region has a thriving agricultural sector, generating substantial amounts of agricultural residues that can be utilized as feedstock for bio-pulping.

Source: The Frost & Sullivan Report

Introduction of Seaborne-Pulping

Seaborne-Pulping in the paper pulping industry refers to the utilization of marine vessels, such as ships or tankers, to conduct bio-pulping process to produce pulp used in papermaking. In such context, the business model is often referred to as “Ocean Factory”, where transportation and manufacturing processes are highly integrated. Bio-pulping involves the use of biological agents, such as fungi or enzymes, to selectively degrade lignin and other components of wood or lignocellulosic materials, resulting in the separation of fibers for pulp production.

In the context of Seaborne-Pulping, the marine vessel serves as a mobile processing facility where the bio-pulping process takes place. The vessel’s storage space is utilized to load and transport the raw materials, which include wood chips, wood pulp, or other suitable lignocellulosic feedstocks. The vessel’s existing equipment and infrastructure are leveraged for the bio-pulping process, with the addition of specific biological agents or enzymes to facilitate lignin degradation and fiber separation.

The sea-based environment provides natural mixing and agitation through tidal and wave movements, which aids in the breakdown of lignin and enhances the bio-pulping process. The controlled temperature and anaerobic conditions within the vessel’s processing space can be maintained to support the optimal growth and activity of the selected biological agents.

Synergies and Core Competence of Seaborne-Pulping

Mobility:    The mobility of ocean-going vessels provides maritime bio-pulping with immense flexibility compared to land-based pulping plants. Large cargo ships equipped with bio-pulping facilities can transport biomass feedstocks from global sources and produce pulp simultaneously as the vessel sails to destinations across the world. This eliminates the need for pulp mills to be built near plantations, allowing pulp production to happen offshore and closer to consumer markets. Ships can adjust routes and on-board pulp manufacturing capacities based on changing demand. The mobile nature of the bio-pulping factories enables dynamic production allocation, with the fleet dispatched to wherever raw materials and pulp needs are highest. This mobility also provides resilience against localized disruptions. Overall, the freedom to produce pulp anytime, anywhere across the vast oceans gives maritime bio-pulping unmatched agility. No longer restrained by fixed assets on land, the pulp supply chain can respond faster to market conditions for competitive advantage.

Eco-friendliness and carbon neutrality:    A key benefit of maritime bio-pulping is its potential to achieve carbon neutral pulp production through the use of biofuels, waste heat recovery, and renewable energy sources onboard ships. Unlike conventional land-based mills that rely heavily on fossil fuels, bio-pulping vessels can be powered by cleaner biofuel options that reduce carbon footprints. Waste heat captured from the ship’s engines and onboard pulp manufacturing process can be recycled to meet energy needs. Solar, wind or ocean energy can also supplement power requirements sustainably. Furthermore, the closed-loop nature of the compact production environment on ships enables optimal energy efficiency. By leveraging these technologies, maritime bio-pulping reduces greenhouse gas emissions and achieves carbon neutrality during ocean voyages — a major advantage over typical mill operations that contribute immensely to climate change. The carbon-free pulp enhances environmental branding as well.

Efficiency:    Maritime bio-pulping allows pulp production at massive economies of scale that are difficult to achieve with land-based mills. The large capacity cargo ships used as mobile pulping platforms enable significantly higher pulp output per unit compared to traditional factories constrained by land availability. The ships also provide a self-contained production environment that lends itself to process optimization, material reuse, and tighter quality control. Since existing ships are repurposed, there is no need for new infrastructure investment. The onboard manufacturing also maximizes asset utility during transport. With bio-pulping, every ship already traversing the oceans can contribute to pulp supply. This greatly improves overall supply chain efficiency and asset utilization. Fewer vessels are needed to meet market demand. By leveraging the vast space and routes of ocean transit for pulp production, maritime bio-pulping substantially improves economies of scale and efficiency compared to land-based mills.

Supply chain integration:    Maritime bio-pulping enables tighter integration of the pulp supply chain by combining raw material transportation and pulp production on the same ships, which improves logistics efficiency as vessels can pick up feedstocks from global sources and convert them into pulp during voyages to consumer markets. Just-in-time pulp delivery is enabled by synchronizing manufacturing with shipments. Additionally, real-time monitoring of inventory and production allows dynamic adjustment of pulp output and routing to match demand. This superior supply chain coordination and responsiveness provides significant advantage over land-based mills with fragmented material sourcing and production.

Digitalization:    Maritime bio-pulping leverages advanced digital technologies to enable data-driven optimization and automation of pulp production on ships. Sensors and control systems collect real-time process data across the mobile pulp mills, and continuously monitor key parameters and make adjustments for peak efficiency. Operators onshore can also oversee operations remotely. Digital twin technology creates virtual models of the physical pulp manufacturing processes, allowing operators to simulate real-world conditions and preview outcomes digitally. Overall, digitalization gives maritime bio-pulping increased transparency, control, productivity and security across the fleet in ways not possible with conventional mills.

Potential cost-savings:    Seaborne-Pulping can potentially offer cost savings in terms of land expenses. Land-based bio-pulping operations can be limited by the high costs associated with acquiring and maintaining land for pulp production. Utilizing existing sea vessels, such as oil tankers or other suitable ships, for bio-pulping can reduce the need for expensive land investments and associated costs.

Market differentiation:    Adopting Seaborne-Pulping can differentiate a shipping company from its competitors. It allows such a company to position itself as innovative and environmentally conscious than other market competitors in the shipping industry. This differentiation can be advantageous when competing for contracts and partnerships with paper manufacturers who prioritize sustainable practices.

Value Chain

Source: The Frost & Sullivan Report

Upstream, forestry companies and waste management firms supply the raw material inputs like wood chips and recycled paper waste to be processed into bio-pulp onboard ships. Agricultural businesses provide crop residues as feedstock. Biotech companies develop customized enzyme solutions to break down biomass for pulping. Midstream, innovative maritime firms, such as Intercont, operate bio-pulping vessels equipped with pulping machinery to produce pulp during sea voyages. Investors support scaling of the novel ocean factories. Real-time data and automation enable efficient at-sea pulp production. Downstream, pulp refiners further process the crude bio-pulp into materials suited for paper, packaging, tissue, textile, and chemical companies as end-consumers. The eco-friendly pulp substitutes conventional pulp. Carbon traders also purchase credits generated by the firms pioneering decarbonized ocean pulping.

This integrated value web centers sustainability across the chain. It provides cost-effective, decentralized bio-pulp production that de-risks supply for diverse downstream industries. The shared commitment to advancing renewable pulp unites upstream feedstock suppliers, midstream ocean factories, and downstream manufacturers in pioneering a greener pulp production system.

Market Drivers and Trends Analysis

Surging demand for recycled pulp:    Southeast Asian countries, such as Malaysia and Vietnam, have banned the import of plastic scraps. In Thailand, all plastic waste imports will be banned from 1 January 2025, according to a Thai cabinet ruling issued on 21 February 2023. China’s stricter environmental regulations and import ban on solid wastes including waste paper since 2021 has also led to surging demand for imported recycled pulp as an eco-friendly alternative raw material. With implementation of waste ban, paper manufacturers in Asia have to find substitutes, and imported recycled pulp made from waste paper has become an attractive option. The tariffs and procedures also favor recycled pulp imports. As environmental awareness rises, demand for recycled pulp in Asia and globally is projected to expand continuously. In 2022, Asia’s consumption of recycled pulp amounted to more than 65 million tons, increased at a year-on-year rate of more than 7% from 2021. With waste paper excluded from the world’s largest paper producer market, recycled pulp producers need to expand capacities. Seaborne-Pulping, with its high efficiency, flexibility and sustainability, presents an innovative production model that can viably meet the growing recycled pulp demands. Accordingly, the policy-driven market shift and supply deficit provides a significant driver propelling Sea-based Decarbonization Bio-pulping.

Surge in Bio-pulping production in Asia:    The rapid growth of biopulping in Asia is one of the key drivers for Seaborne-Pulping. Bio-pulping drastically reduces chemical usage and resulting effluent discharges, achieving near zero-emission clean pulping. Leading pulp manufacturing companies in the country have followed such trend. For instance, China Sunshine Paper Holdings Co Ltd has jointly developed with the Qilu University of Technology, and the Institute of Forestry and Chemical Industry of China Academy of Forestry Sciences, to develop a bio-mechanical pulp project with the research and development costs up to RMB800 million in 2022. The main product of such project has been bio-mechanical pulp, which can replace wood pulp and imported waste paper, and is used for the production of high-grade corrugated paper and other specialized packaging paper; the by-product, biomass fuel can replace coal as energy sources. The Asia’s abundant agricultural residues provide ample cheap raw material to enable large-scale biopulping. With strong policy support, technological advances, and pulp demand growth, bio-pulping is poised to displace a certain portion of chemical pulping in Asia in the coming years which presents market potential for Seaborne-Pulping to provide flexible, sustainable and cost-efficient pulp production.

BUSINESS

Our Mission

We aim to leave green footprints across the oceans through our maritime shipping and seaborne pulping operation.

Our Corporate History and Structure

Intercont is a Cayman exempted company formed on July 4, 2023. On March 27, 2024, Intercont completed a reorganization of its corporate structure. Intercont owns a 100% equity interest in each of Fortune Ocean Holdings Limited, a British Virgin Islands holding company formed on January 22, 2024 (“Fortune Ocean” or the “BVI Subsidiary”), and Singapore Openwindow Technology Pte. Ltd., a Singapore private company limited by shares formed on July 28, 2023 (“Openwindow” or the “Singapore Subsidiary”).

On March 14, 2024, Fortune Ocean became the 100% owner of Top Wisdom Shipping Management Co., Limited (德威船务管理有限公司), a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited (创宝国际（香港）有限公司), a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited (德润船务有限公司), a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited (德祥航运有限公司), a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited (耀光海事公估有限公司), a Hong Kong company formed on April 2, 2014 (“Max Bright,” and together with Top Wisdom, Top Creation, Top Moral, and Top Legend, the “Shipping Subsidiaries” or the “Hong Kong Subsidiaries”).

The Group has conducted its international maritime shipping business through the Shipping Subsidiaries since 2011. Openwindow plans to launch its seaborne pulping business by the first quarter of calendar year 2025.

The following diagram illustrates our corporate structure, including our subsidiaries.

Overview

The Group operates its global maritime shipping services through its Shipping Subsidiaries. The Group’s global maritime shipping business consists of two revenue streams, time chartering and vessel management services. The Group’s global maritime shipping business generated US$12.4 million, US$32.4 million and US$31.3 million revenue in the six months ended December 31, 2023, the fiscal years ended June 30, 2023 and 2022, respectively, which constitute 100% of the Group’s revenue in the past two fiscal years. The Group expects to see steady growth in the global maritime shipping business.

The Group plans to operate its seaborne pulping business through Openwindow and build its seaborne pulping business upon its long-established global maritime shipping operations. Via a combination of self-owned factory ships and partnership with other shipowners for leased-in factory ships, the Group expects to launch the seaborne pulping business by the first quarter of calendar year 2025.

Global Maritime Shipping

We operate our global maritime shipping services through our Shipping Subsidiaries in Hong Kong. Currently, the Group derives all of its revenue from its global maritime shipping business, where it expects to see steady growth. The Group’s global maritime shipping business generated revenues of US$12.4 million, US$32.4 million in the six months ended December 31, 2023, the fiscal years ended June 30, 2023 and 2022, respectively. For the six months ended December 31, 2023, fiscal years 2023 and 2022, our net income was $1.6 million, $10.9 million and $8.5 million, respectively. Specifically, our shipping business consists of two segments, time chartering and vessel management services.

Time Chartering

Top Moral owns a vessel and leases it to charterers. Top Creation leased a vessel from Zhejiang Shipping (Hongkong) Co. Ltd., each of Top Legend and Max Bright leased a vessel from a related party of the Group. Each of Top Creation, Top Legend, and Max Bright in turn charters the leased vessels to other short time charterers. Each of Top Moral, Top Creation, Top Legend, and Max Bright derives its revenue from the chartering businesses. The charterers use these vessels as bulk carriers, transporting iron ore, coal, grain, and other goods. The total cargo carrying capacity of our fleet is 217,191 dwt.

Our Shipping Subsidiaries deploy our fleet either on time charter trips or spot voyages of short-term duration. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of then market conditions. Currently, our bulk vessels are employed under time charters usually lasting one (1) to twenty-four (24) months.

Vessel Management Services

Top Wisdom derives its revenue from vessel management services. These services include hiring crew, obtaining insurance policies, conducting safety inspection, and providing technology support for the clients’ vessels and voyages. Top Wisdom charges a certain amount of money from its client and uses such money to pay for the crew and other costs. The surplus after paying out the costs constitutes Top Wisdom’s profit.

Most of the vessel service agreements have a term longer than one year and are typically billed on a monthly basis. Currently, Top Wisdom provides management service for eight (8) vessels, including the vessels of Top Moral, Top Creation, Top Legend, and Max Bright. For the six months ended December 31, 2023, fiscal years 2023 and 2022, Top Wisdom derived approximately 65.87%, 89.68% and 91.88% of its revenue from affiliated entities, respectively.

Our Fleet

As of April 1, 2024, the profile and deployment of the Shipping Subsidiaries’ fleet is as the following:

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Self-Owned Vessel
Top Brilliance	Top Moral	N/A	2008	China	56,823	Bulk Carrier	Time Charter	Variable depending on the market	N/A
Leased Vessels
Top Advancer	Zhejiang Shipping (Hongkong) Co. Ltd.	Top Creation	2016	China	63,368	Bulk Carrier	Leased-in on a bareboat basis	A monthly rate calculated based on the BSI 58 10 TC published by the Baltic Exchange, as set forth in the charger agreement.	January 16, 2026

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Top Diligence	Topsheen Shipping Group Limited	Max Bright	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(1)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	September 17, 2028
Top Elegance	Topsheen Shipping Group Limited	Top Legend	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(2)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	January 13, 2029

____________

(1)      Upon expiration of the lease, Max Bright is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Max Bright also has the option to purchase the vessel at the price provided in the charter agreement.

(2)      Upon expiration of the lease, Top Legend is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Top Legend also has the option to purchase the vessel at the price provided in the charter agreement.

Suppliers and Costs

We maintain long-term good-standing relationships with various ship owners, including a related party and independent third parties. Our Shipping Subsidiaries typically enter into contracts with a term at least five years with the ship owners to reduce the risk of charter rate fluctuations. Under certain circumstances, our Shipping Subsidiaries charter vessels on the spot market. Currently, Our Shipping Subsidiaries materially depend on a related party, and other affiliated entities to supply vessels and management services. The costs of leasing vessels and hiring crews may be subject to the volatility of the general market.

Customers

Our Shipping Subsidiaries also maintain good relationships with customers to keep a steady flow of business needs for global maritime shipping services. For the six months ended December 31, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 42% and 27%, respectively, of the Group’s total revenues. For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenues. For the year ended June 30, 2022, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 52% of the Group’s total revenues.

Our Shipping Subsidiaries enter into standard charter agreements and vessel management agreements with their customers. The charter agreements are in standard forms, setting forth the parties, the charter period, the charter hire, as well as the specifications of the vessel chartered, including its type, total dead weight, classification society, etc. The vessel management agreements are also in standard forms, setting forth the parties, the vessel to be managed, the term of the management, and the daily management fee.

Seaborne Pulping

Intercont plans to operate its seaborne pulping business through Openwindow, backed by the Shipping Subsidiaries’ connection in the industry.

Traditional Pulping Industry

Pulp mills process timber into pulp, the fundamental material for paper and paper products. After unloaded to a pulp mill, timber gets chipped into small pieces and screened to remove oversized and undersized chips. Chips are pre-treated with heat or chemicals to soften the lignin before further processing. Then, to turn wood into pulp, either mechanical or chemical method is used. In the mechanical approach, the chipping machine consumes diesel to grind and shred chips into lignin. Under the chemical approach, chemicals such as sodium hydroxide and sulfide liquor are used for the removal of lignin and separation of cellulose. The treated pulp then gets washed and bleached. For ease of later transportation and handling, the pulp will be dried and baled.

Though mechanical and chemical processes produce products fit for different uses because of the different lignin concentration resulting from the processes. The mechanical method has higher yield of pulp, but the pulp contains more lignin, making its end product suitable for paperboards and newsprint, but not high-end paper products such as tissues or fine printing paper. In contrast, the chemically produced pulp contains less lignin, and is therefore suitable for fine paper products.

The traditional pulp production requires landmass to build up factories, consumes thermal and electric energy, and the use of chemicals results in heavy pollution. As improvement, some bio-enzymes are used as alternatives to chemicals. Unlike chemicals, the bio-enzymes are environmentally friendly. Thereby, the production of certain types of paper products that can be processed by bio-enzymes have much less environmental impact.

Openwindow’s Seaborne Pulping Technology

Openwindow’s seaborne pulping design is based on the mechanical method. Modularizing the onshore model, Openwindow expects to easily transplant the equipment onto factory ships. By utilizing the shipping time to make pulp with environmentally friendly designs, the supply chain can be shortened and greenized.

Though based on the same diesel-powered chipping machine, Openwindow plans to develop technologies that utilizes the waste gas and heat from the vessel engines, which is usually 70 – 90 degrees Celsius, and left unused without proper treatment. Openwindow intends to use such waste gas to heat up the water used in the chipping process. Additionally, Openwindow plans to add certain bio-enzymes to promote the chipping.

More specifically, the waste gas recycle system is designed to consist of a waste heat recovery system and a waste heat power generation system.

The waste heat recovery system is designed to convert the waste heat from the vessel engines’ exhaust gas and jacket water into thermal energy of hot water. The waste heat recovery system is expected to reduce the emission concentration of pollutants in the exhaust gas and help reduce pollutant emissions.

The waste heat power generation system is designed to transform the thermal energy into mechanical and electric energy. Based on the current testing results, such utilization of the waste gas can help save approximately 8% of the energy consumption. However, we are still in the research and development stage of the waste gas recycle system related technology, and we have not tested out such technology in practice. There are risks that the technology may not work in practice, or if they work, may not be as effective as we expect. Openwindow will continue to explore other renewable energy solution in the seaborne chipping process.

Additionally, Openwindow also expects to make modifications to the diesel engines for higher efficiency. Two frequency-converted low-speed diesel generator sets are designed to be installed on each pulping factory ship to ensure continuous power supply for the pulping process equipment’s consumption.

The waste heat power generation and diesel generator sets transmit power to the distribution panel together, which are expected to effectively performs power transmission and distribution work. The power management system (PMS) controls the power load of each pulping equipment, efficiently and reasonably distributes power, and saves electricity.

Furthermore, the onboard equipment adjustment will include conversions of bulk storage rooms into pulp production rooms, installation of the waste heat recycle system, the power generators, the desalination equipment, and other modification of wire lines for the system to operate. The vessel modification will cause material changes to the dry bulk carrier vessel. As a result, the modified vessel will need a new certification from a classification society before commencing its operation.

Openwindow’s Seaborne Pulping Process

Openwindow plans to collect old corrugated containers from the designated ports. Then cargo handlers will be engaged to stack the old corrugated containers into the cabin, ready for the pulping streamline. The pulping production line is expected to be an automatic distributed control system (“DCS”), consisting of a large number of cameras monitoring the status of each equipment, enabling personnel to control and operate in a control room.

At the port, during a regular process, the crew take the old corrugated containers off the storage trusses, cutting the wires bundling the containers during transportation. Then the old corrugated containers are transported from the storage cabins to the processing cabin on a gantry mechanism, and put into the mechanical broke pulpers, transforming them into liquid pulp. The liquid pulp will be further processed to remove impurities, in which process enzyme will be added to further dissolve unwanted fibers, saving energy and enhancing the quality of the pulp. Finally, the pulp gets condensed and dehydrated into pulp bales containing approximately 50% of water, ready to offload to downstream paper mills for paper making. The pulping process is expected to be automated by a distributed control system, and trained personnel will be monitoring in a control room to check the status and make necessary adjustments.

Additionally, in the initial stages, Openwindow plans to produce pulp exclusively out of wastepaper, and specifically, #11, #12, and #13 American old corrugated containers (“AOCC”), which are more easily available and of high quality. Incurring no need to cut down new timber, Openwindow expects to generate economic gains at minimum environmental costs.

Routes

Openwindow plans to launch its first line between U.S. and China. Openwindow’s suppliers are expected to collect old corrugated containers across the U.S. and ship them to the port of Long Beach, Oakland, or another designated port on the west coast of the U.S. Then the factory ship is expected to head to a port in Southeast Asia, and to change the customs sheet from old corrugated containers to pulp. Then the factory ship is expected to head to a Chinese port, offloading the pulp bales to the customers.

The U.S. — Southeast Asia — China voyage will take approximately 21 – 24 days, giving sufficient time to process the old corrugated containers onboard.

Leased-in and Self-owned Factory Ships

Openwindow plans to start its seaborne pulping business with leased-in factory ships models first. Initially, Openwindow plans to lease factory ships from shipowners. Such shipowners are expected to modify the factory ships under Openwindow’s technical specifications. Upon satisfactory inspection, Openwindow will accept such factory ships and hire them to launch the seaborne pulping business. Such a leased-in business model is expected to enable Openwindow to quickly scale up the seaborne pulping business and increase its revenue. In the long run, Openwindow also has plan to purchase factory ships or lease in bare boats to install modifications by itself. Eventually, the ratio of self-owned factory ships to leased-in factory ships is expected to reach 1:4.

And such modified factory ship will need a new certification from a classification society before commencing its operation.

Suppliers and Costs

Openwindow plans to purchase old corrugated containers, specifically, Grades 11, 12 and 13, from suppliers in the U.S. For the fiscal year 2025, Openwindow expects to purchase approximately 100,000 tons of old corrugated containers. Openwindow has contacted several old corrugated container suppliers for the supply and purchase relationship, and will rely to a certain extent on certain ship ownerships for the provision of seaborne pulping factory ships.

Costs of old corrugated containers can change materially due to shifts in market supply and demand. According to Fastmarkets, a website providing data for commodity markets, the U.S. market’s old corrugated container price average has decreased by $55/ton, or 50.5%, from a $109/ton US average in August 2022. Meanwhile, the vessel rental costs can be subject to volatilities in the shipping market.

Customers

Pulp made from old corrugated containers using bio-enzyme is more suitable for certain types of paper products — mostly, containers or packages. Therefore, Openwindow’s targeted customers are those producing paper containers and packages, including those in mainland China and Singapore.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success.

Global maritime shipping Services

•        Established Track Record in Global Maritime Shipping.    Our Shipping Subsidiaries and management team have been in the global maritime shipping business for over a decade. Over the years, our Shipping Subsidiaries have maintained stable business relationships with critical suppliers and customers.

•        Strong Balance Sheet Positioned for Additional Growth.    The Group has a well-capitalized balance sheet, and has maintained its liquidity position throughout the downturn in shipping markets through prudent financial risk management. The Group’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned the Group to take advantage of further growth opportunities.

•        Experienced management team.    The Group has an experienced team. Each management team member of the Shipping Subsidiaries has over ten years of experience in global maritime shipping. The management team’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of the global maritime shipping sector.

•        Large cargo contracts base and strong relationships with key counterparties.    Intercont has built a significant base of cargo contracts. Intercont has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and brokers. Thus, Intercont has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts base helps Intercont to better position its routes geographically and enables it to mitigate market volatility.

Seaborne Pulping Business

•        Light-asset business model.    Unlike traditional shipping companies, Openwindow plans to operate the seaborne pulping business on a light-asset model. Openwindow expects to own only a limited number of pulping factory ships, but to lease most factory ships modified according to its specifications from shipowners. Under this model, Openwindow can quickly scale up its business without incurring significant capital expenditures.

•        Product quality.    Utilizing advanced equipment and procedures, Openwindow expects to be able to deliver high-quality pulp. Openwindow’s pulp is expected to contain less undissolved fiber and impurities than the Chinese national standard, making it readily available for the downstream paper mills’ processing without further treatment. The higher quality pulp is expected to provide Openwindow an edge against some of its competitors.

•        Targeted market.    Openwindow’s pulp is expected to be suitable for making paper containers and packages, widely used in the logistics and delivery industry. With a large volume of online shopping transactions, Asia’s market has a corresponding appetite for packaging materials. Openwindow expects to benefit from this specific segment of market.

Growth Strategies

We intend to pursue the following strategies to drive future growth.

Global maritime shipping Business

•        Organically grow our fleet.    Our Shipping Subsidiaries plan to organically grow our fleet to increase our revenue and meet increasing demands. Our Shipping Subsidiaries expect to acquire two (2) additional vessels in the upcoming five years but our Shipping Subsidiaries have not entered into any contracts of acquisition of vessels as of the date of this prospectus.

•        Improve operation efficiency.    We plan to improve the efficiency of our operations, by introducing more advanced technology to empower the chartering service. By better connecting the needs of shipowners and charters, as well as more efficiently arranging the vessel space, we expect to further increase the profit margin of the chartering business.

•        Consolidate the financial conditions.    Some of our Shipping Subsidiaries’ vessels are financed, subjecting us to potential risks from interest rate changes and market volatilities. We plan to adjust our capital structure based on the outcome of our operations and market conditions to reduce risks.

Seaborne Pulping business

•        Increase the number of pulping factory ships.    Openwindow is negotiating with a shipowner to set up a factory ship with specific specifications for its seaborne pulping operations. After it launches and operates steadily, Openwindow expects to duplicate the model to new factory ships. Openwindow expects to attain a fleet of eight (8) leased-in and self-owned factory ships by the end of fiscal year 2027. Openwindow has not entered into any contracts to lease or acquire factory ships as of the date of this prospectus.

•        Expand product lines.    The current designs of Openwindow’s equipment and technology are expected to work best for making pulp out of old corrugated containers. Openwindow plans to improve its technology to manufacture pulp out of other materials and for other purposes.

•        Acquire more customers.    Openwindow’s seaborne pulping business is at an early stage. To further grow its business, Openwindow expects to expand its customer base for higher bargaining power and flexibility.

Competition

For the international maritime business, we face intense competition in vessel chartering and vessel management sections. According to the Frost & Sullivan Report, competitors in the vessel chartering business include CSSC (Hong Kong), Shipping Company Limited, COSCO SHIPPING Corporation Limited, AVIC International Maritime Holdings Ltd, etc.; and competitors in the vessel management service section include V.Group Holdings Limited, among others.

According to the Frost & Sullivan Report, our seaborne pulping business operates an innovated business model, which produces pulp from waste old corrugated cardboards, focusing on the packaging materials industry, and expects to source raw materials from North America and explore markets in Southeast Asia and East Asia. Our business model is different from those of the incumbent shipping companies. Therefore, we do not expect to see direct competitors for our seaborne pulping business in the near future.

Employees

As of July 1, 2024, the Group had 18 employees, some of the employees are hired to assist loading and unloading work in Chinese ports. The following table sets forth the breakdown of our employees including appointed directors and officers as of July 1, 2024 by function:

Functions	Number
Key Management	1
Vessel Operating Team	10
Accounting, Research and Development and Administration Team	7
Total	18

As of July 1, 2024, 15 employees were based in mainland China and 3 employees were based in Singapore.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Except for our fleet, the Group does not own any other major assets. Top Wisdom leases 1,900 sq.ft. office space in Nanjing, China, at an annual rate of CNY 198,000 (approximately US$27,500) from a shareholder’s family member.

Debt and Financing

Top Moral entered into a vessel financing loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. (“CIFSS”) in August 2022 (the “CIFSS Loan”). Top Moral used the proceeds of the CIFSS Loan to purchase Top Brilliance (originally named Mandarin Fortune), a Supramax Bulk Carrier built in 2018. The principal of the CIFSS Loan was US$9,500,000, with a five-year maturity date and a current annual interest rate of Secured Overnight Financing Rate (SOFR) plus 4.16%, after an amendment in March 2023. As of December 31, 2023, the total outstanding balance of the CIFSS Loan was US$6,432,340.

Except for the CIFSS Loan, neither the Group nor any of its subsidiaries has entered into any material debt or financing arrangements.

Classification and Inspection

All the vessels leased or owned by us are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas. All new and pre-owned vessels that we lease or purchase are required certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to accept delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a member classification society of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year — an annual survey, every two to three years — an intermediate survey, and every four to five years — a special survey. Vessels may also be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major charterers regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well-maintained, high quality fleet should provide us with a competitive advantage in the current environment of increasing regulations, and customer focus on quality of service. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

Intellectual Property

Intercont considers its patents, copyrights, trademarks, trade names, internet domain names, patents and other intellectual property assets invaluable to its ability to develop and protect new technology, grow its business and enhance its brand recognition. As of the date of this prospectus, the Group does not own any intellectual property except for the domain name http://www.intercontcayman.com. The Group is applying for patents related to the seaborne pulping technologies, and will cooperate with third party researchers to explore favorable licensing agreements.

Seasonality

The maritime shipping business is affected by seasonality. Usually, the global shipping demand increases before certain major festivals, such as Christmas and the Lunar New Year. But since the Shipping Subsidiaries have long term agreements with suppliers and customers, the Group does not expect to see material impact caused by seasonality factors. Meanwhile, the Group does not expect to see material seasonality in the seaborne pulping business.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities rising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with Swedish Club, the London P&I Club, PICC Property and Casualty Company Limited and Lloyd`s insurance underwriters. Accordingly, if any vessels owned or operated by our Shipping Subsidiaries incur significant costs from an accident, spill or other environmental liability or becomes subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing coverage for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss. The vessels are each insured up to at least fair market value, subject to a deductible of US$30,000 per incident. We also maintain Increased Value insurance. Under the Increased Value insurance, in case of total loss of a vessel, we will be able to recover the sum insured under the Increased Value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, designed to covers third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs”. This insurance aims to respond to third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers, or other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs. Our current protection and indemnity insurance provides cover for Oil Pollution up to US$1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from US$10 million to US$30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from US$50 million to US$100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis. The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool US$100 million) up to an amount of US$3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market. As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its fiscal year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Legal Proceedings

As of the date of this prospectus, to the management’s best knowledge, the Group is not subject to or under threat of any litigation or legal proceeding that would cause material adverse effect on the business of the Group.

REGULATIONS

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities.

Regulations applicable to our global maritime shipping business

Our global maritime shipping business is subject to various laws and regulations, from international conventions to national, state and local laws and regulations in effect where our Shipping Subsidiaries may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations — International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, and has been periodically updating it with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Vessels owned and operated by our Shipping Subsidiaries are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008.

Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.

We currently have no committed capital expenditure obligations or plans for the installation of scrubbers on our vessels. To comply with emissions regulations, our vessels are not retrofitted with scrubbers need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%.

Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has ballast water treatment systems installed and has been issued with an International Ballast Water Management Certificate by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from global maritime shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives.

The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 and adopted in June 2021 build on the EEDI and SEEMP by requiring ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of global maritime shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. These changes were accompanied by the introduction of the so-called “Enhanced SEEMP,” a strengthened version of SEEMP that includes new mandatory content, such as a CII target implementation plan, on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. In June 2022, the European Union revised proposed amendments to these regulations which would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the revised EU requirements, as well as potential additional costs related to the ETS. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation became effective on January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA. In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.

Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Many initiatives intended to enhance vessel security have been proposed since the terrorist attack on September 11, 2001. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•        on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•        on-board installation of ship security alert systems;

•        the development of vessel security plans; and

•        compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98) — Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.

Vessel Recycling Regulations

The EU has adopted a regulation aiming to facilitate the ratification of the IMO Recycling Convention and setting forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports on December 31, 2020.

Flag state regulations

A ship must be registered in a country and sailed under the flag of the country which that ship is registered (the “Flag State”). The effect is that the ship will have a nationality. Even in another state’s territorial waters, those on board of the ship are also subject to the law of the Flag State. The ship is subject to the jurisdiction of the Flag State and the Flag State can exercise regulatory control over the ship that sails under its flag. The jurisdiction and regulatory controls involve inspection, certification and the issue of papers in relation to safety and pollution prevention pursuant to the applicable international conventions and national laws. The vessels owned or chartered by us are registered in Hong Kong and Marshall Islands. In addition to the international convention, the vessels owned or chartered by our Group are also subject to the applicable laws, regulations and requirements of Hong Kong and Marshall Islands.

Hong Kong laws and regulations

As we conduct business in Hong Kong through our Shipping Subsidiaries, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) provides the principles that a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data (a “Data User”) must follow in respect of any acts concerning information, existing in a form which access to or processing of is practicable, which relates to a living individual and can be used to identify that individual (the “Personal Data”). Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention.

Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. However, if a Data User has taken all reasonable precautions and exercised all due diligence to avoid a data leakage, then such Data User will not be liable for such punishments.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

As we carry on businesses in Hong Kong, we are subject to BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department of Hong Kong and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate in Hong Kong will be granted. Business registration serves to notify the Inland Revenue Department in Hong Kong of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. The standard profits tax rate for corporations is at 16.5%. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions. Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

Under Section 23B of the IRO, charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax.

Merchant Shipping Ordinance (Chapter 281 of the Laws of Hong Kong) (“MSO”)

The MSO principally deals with (a) registration and licensing of ships; (b) forfeiture of ship; (c) compulsory third party risks insurance; and (d) detention of ships. Under the MSO, there are three subsidiary legislations applicable to us which comprise Merchant Shipping (Forms) Regulations, Merchant Shipping (Fees) Regulations and Merchant Shipping (Marine Courts) Regulations, relating mainly to forms and fees for the purpose of the MSO or of regulations under the MSO, and formal investigations into casualties and inquiries into charges of incompetency or misconduct.

Merchant Shipping (Registration) Ordinance (Chapter 415 of the Laws of Hong Kong) (“MS(R)O”)

The MS(R)O provides for the registration of ships and mortgages of ships in Hong Kong. According to the MS(R)O, a ship subject to a demise charterparty may be registered in Hong Kong if the demise charterer or lessee of that ship is a “qualified person” as defined in MS(R)O. There is no requirement that a ship owned by a qualified person must be registered in Hong Kong.

Qualified persons under MS(R)O include: (i) an individual who is a resident of Hong Kong and holds a valid Hong Kong identity card; (ii) a company incorporated in Hong Kong; and (iii) a company incorporated outside Hong Kong, but which has established a place of business in Hong Kong and has registered under the Companies Ordinance in Hong Kong as “an oversea company” with a place of business in Hong Kong. Our Group falls within the definition of “qualified persons”. Therefore, MS(R)O and its subsidiary legislations are applicable to us.

Under the MS(R)O, there are subsidiary legislations applicable to us which include, among others, Merchant Shipping (Registration) (Fees and Charges) Regulations (Chapter 415A of the Laws of Hong Kong), Merchant Shipping (Registration) (Ships’ Names) Regulations (Chapter 415B of the Laws of Hong Kong) and the Merchant Shipping (Registration) (Tonnage) Regulations (Chapter 415C of the Laws of Hong Kong).

The Registrar of Ships of Hong Kong is responsible for keeping a register for ships registered or provisionally registered under the MS(R)O. The register shall contain particulars in respect of ships, owners and their respective interests in ships, demise charterers, mortgagees and representative persons as are prescribed.

Merchant Shipping (Safety) Ordinance (Chapter 369 of the Laws of Hong Kong) (“MS(S)O”) and Merchant Shipping (Prevention and Control of Pollution) Ordinance (Chapter 413 of the Laws of Hong Kong) (“MS(PC)O”)

Hong Kong is an Associate Member of the International Maritime Organization (IMO) and has accepted the international conventions relating to safety and protection of the marine environment. These conventions are implemented through regulations made under the MS(S)O and MS(PC)O and regulates the safety and prevention and control of pollution issues of Hong Kong ships.

Merchant Shipping (Liability and Compensation for Oil Pollution) Ordinance (Chapter 414 of the Laws of Hong Kong) (“MS(LCOP)O”)

The MS(LCOP)O provides for the legislative framework in enforcing claims against the shipowners where any persistent oil carried by the ship is discharged or escaped from the ship resulting in pollution and damage.

Air Pollution Control (Fuel for Vessels) Regulations (Chapter 311AB of the Laws of Hong Kong) (“APC(FV)R”)

The APC(FV)R regulates the air pollution from the marine sector and implements marine emission standards. Since April 1, 2014, a statutory cap of 0.05% on the sulfur content of locally supplied marine light diesel (MLD) has been imposed. Also, ocean-going vessels (OGVs) have been required to switch to compliant fuel while at berth in Hong Kong since July 1, 2015.

The International Maritime Organization (IMO) has currently tightened the sulfur content in fuel oil from 3.5% to less than 0.5% starting from January 1, 2020. The prohibition applies to vessels within the waters of Hong Kong. During its stay in the waters of Hong Kong, a vessel is prohibited from using any fuel other than compliant fuel for combustion purposes for operating any of its specified machinery, which includes the main engine, auxiliary engine, boiler and generator.

Compliant fuel required by the APC(FV)R includes low-sulfur marine fuel with sulfur content not exceeding 0.5%, liquefied natural gas or any other fuel approved by the authority.

The owner and master of OGVs in the waters of Hong Kong must record the following particulars in a log book of the vessel as soon as practicable:

1.      the date and time when the vessel enters and exits the waters of Hong Kong;

2.      the date and time when a fuel switch operation to compliant fuel is completed on the vessel;

3.      the vessel’s position, and the volume and sulfur content of the compliant fuel carried on the vessel for operating its specified machinery when a fuel switch operation to compliant fuel is completed on the vessel;

4.      the date and time when a fuel switch operation to non-compliant fuel commences on the vessel; and

5.      the vessel’s position, and the volume and sulfur content of the compliant fuel carried on the vessel for operating its specified machinery when a fuel switch operation to non-compliant fuel commences on the vessel.

Merchant Shipping (Collision Damage Liability and Salvage) Ordinance (Chapter 508 of the Laws of Hong Kong) (“MS(CDLS)O”)

The MS(CDLS)O governs the law relating to salvage operations. This Ordinance incorporates the International Convention on Salvage 1989, thereby bringing this aspect of Hong Kong law in line with international laws.

Carriage of Goods by Sea Ordinance (Chapter 462 of the Laws of Hong Kong) (“CGSO”)

The CGSO incorporates the Hague-Visby Rules which governs the rights and liabilities (and the limitation of such liabilities) of the parties (including the shipowners) relating to the transportation of goods by sea. Whilst most of the member states to the international conventions simply adopt the requirements of the international conventions by incorporating the same in its national laws, the Flag State requirements of some states may be different or extended to aspects which are not addressed in the international conventions.

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong) (“DGO”)

Pursuant to section 8 of the DGO, no person (including a body corporate) shall, inter alia, supply vessels or equipment for loading, discharging or moving dangerous goods on vessels except under and in accordance with a licence (or permit) issued under the DGO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“OLO”)

The OLO regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The OLO imposes a common duty of care on an occupier of a premise to take reasonable care of the premise in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding Intercont’s executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Muchun Zhu	41	Chief Executive Officer, Interim Chief Financial Officer, and Chairman of the Board of Directors
[•]	[•]	[•]
[•]	[•]	[•]
Michael Schumann*	53	Independent Director Appointee
Dahong Li*	64	Independent Director Appointee
Bin Wang*	66	Independent Director Appointee

____________

*       Each of Mr. Li, Mr. Schumann, Mr. Li, and Mr. Wang has accepted appointment as a director, which will be immediately effective upon the declaration of the effectiveness of Intercont’s registration statement on Form F-1 by the SEC, of which this prospectus is a part.

Biography

Muchun Zhu, Chief Executive Officer and Chairman of the Board of the Directors

Ms. Zhu has been serving as the chief executive officer and director and Chairman of the board of directors of Intercont since July 2023. Ms. Zhu is also serving as the interim chief financial officer of Intercont on an interim basis. Ms. Zhu has over ten years of work experience in finance and investing. Prior to working at Intercont, Ms. Zhu served as a managing director at Beijing Jiulichenwei Investment and Management Company from 2018 to 2023. From 2015 to 2018, Ms. Zhu served as the president and chief executive officer of Innovate Asset Management (Group) Co., Ltd. Ms. Zhu has also been serving as a senior investment adviser at Topsheen Shipping Group Limited from 2019 to 2020. Ms. Zhu obtained her bachelor’s degree in business administration from the University of Plymouth in 2005, and her master’s degree in finance and investment from the University of Exeter in 2006.

Michael Schumann, Independent Director Appointee

Mr. Schumann is an independent director appointee of Intercont, whose appointment will become effective upon the effective of this registration statement. Mr. Schumann established Michael Schumann Public Affairs GmbH in 2010 and has been serving has a managing director since then. Mr. Schumann’s other corporate experience also include serving as a managing director of DELCO International GmbH since 2017, serving as a member of the advisory board of Jiangsu Hexinyuan Investment Management Co. Ltd. from 2020 to 2022, and serving as a managing director of CCC China Coffee Culter Holding GmbH from 2018 to 2019. Additionally, Mr. Schumann has been serving on the board of directors of German Federal Association for Economic Development and Foreign Trade (BWA) e.V. since 2013, and the chairman of the board of directors since 2018. Mr. Schumann also served as a member of the advisory board of OWF East German Economic Forum from 2016 to 2023, a member of the extended board of directors at DJV — German Journalist and Media Association, Berlin Chapter from 2004 to 2014, and the honorary president of MPW — Berlin Forum on Media, Politics, and Economy in 2007. Mr. Schumann obtained his bachelor’s degree in German Literature from the University of Bonn in 1992, and his master’s degree in German Literature from the State University of New York at Binghamton in 1993.

Dahong Li, Independent Director Appointee

Mr. Li is an independent director appointee of Intercont, whose appointment will become effective upon the effective of this registration statement. Mr. Li has been working as an executive director and chairman of the board of Grand T G Gold Holdings Limited since 2016, and a managing director at Vision Capital Partners Limited since 2005. From 1995 to 2005, Mr. Li worked as a consultant at World Bank. From 1990 to 1995, Mr. Li worked at Dames & Mores, Inc. as an engineer and manager. In 1982, Mr. Li graduated from Tsinghua University with a bachelor’s degree in civil and environmental engineering. Mr. Li obtained from University of Toronto his Master of Applied Sciences degree in civil engineering 1985. Mr. Li obtained from University of Toronto his Ph.D. degree in civil engineering in 1990.

Bin Wang, Independent Director Appointee

Mr. Wang is an independent director appointee of Intercont, whose appointment will become effective upon the effective of this registration statement. Mr. Wang is the Managing Director of Eon Capital International Ltd, a Hong Kong-incorporated corporate advisory service company since 2007. Currently, he serves as the Independent Director in two Nasdaq-listed public companies: Fly-E Group, Inc (NASDAQ: FLYE) and Maison Solution Inc. (NASDAQ: MSS). He also acted as the Chairman and CEO of Alberton Acquisition Corp. (ALAC), a NASDAQ listing company from 2018 to 2020. From 2010 to 2012, he served as an Independent Board Director of Sky Digital Stores Corp. (SKYC), participating in the company’s public listing process. Mr. Wang began his financial career in 1994 with Chemical Bank, as market segment manager for developing the bank’s commercial banking business in the US domestic Asian market. He then served as Vice President and Team Leader of Chase International Financial Services after Chemical Bank’s merger into Chase in 1996 and later combination into JP Morgan Chase in 2000. He continued his service at JP Morgan Chase with a broad range of management responsibilities in the development and growth of the bank’s international business until 2006. Mr. Wang graduated from Northwestern Polytechnic University in 1980, received his M.S. degree in Mechanical Engineering from Xi’an Jiaotong University in 1983 and he obtained his MA in economics from Illinois State University in 1992. Mr. Wang has over 30 years of management experience in financial industry and has provided his financial advisory services to dozens of corporation clients in both U.S. and Asia.

Employment Agreements, Director Agreements and Indemnification Agreements.

Intercont has entered into employment agreements with each of its executive officers. Under these agreements, each of its executive officers is employed for an [unspecified term]. Either party may terminate the agreement with prior written notification.

The executive officers are entitled to a fixed salary and other company benefits, each as determined by the board of directors from time to time.

Each of Intercont’s executive officers has agreed not to release or disclose to anyone any confidential or secret information or knowledge of Intercont, whether developed by him/herself or by others.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Intercont will also enter into director agreements with each of its independent directors which agreements set forth the terms and provisions of their engagement.

In addition, Intercont plans to enter into indemnification agreements with each of its directors that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS (IN US$)

For the year ended June 30, 2023, we paid an aggregate of US$0 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Board of Directors

Intercont’s board of directors have established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the board of directors and will serve until his or her successor is elected and qualified, unless he or she is removed or resigns earlier.

Audit Committee

Under Nasdaq listing standards and applicable SEC rules, Intercont is required to have three members of the audit committee all of whom must be independent. Effective as of the date of this prospectus, Intercont has established an audit committee of board of directors, which will consist of Bin Wang, Michael Schumann and Dahong Li, each of whom is an independent director under Nasdaq’s listing standards. Bin Wang is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        overseeing the Company’s relationship with the independent auditor;

•        reviewing the adequacy and effectiveness of the Company’s internal control policies and procedures on a regular basis;

•        overseeing the Company’s compliance procedures; and

•        reviewing the Company’s annual and quarterly financial statements.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Bin Wang qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Effective as of the date of this prospectus, Intercont has established a nominating and corporate governance committee of the board of directors, which will consist of Michael Schumann, Dahong Li and Bin Wang, each of whom is an independent director under Nasdaq’s listing standards. Michael Schumann is the Chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating and corporate governance committee considers persons identified by its members, management, shareholders, investment bankers and others.

The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

•        making recommendations as to the size and composition of the board of directors;

•        recommending desired qualifications and characteristics for board membership and with corresponding attributes;

•        establishing and administering a periodic assessment procedure relating to the performance of the board as a whole and its individual members; and

•        developing and recommending to the board of directors a set of corporate governance principles and practices.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our memorandum and articles of association. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Effective as of the date of this prospectus, Intercont has established a compensation committee of the board of directors, which will consist of Dahong Li, Bin Wang, and Michael Schumann, each of whom is an independent director under Nasdaq’s listing standards. Dahong Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing the Company’s goals and objectives relevant to the executives’ compensation and evaluation of the executives; performance of such goals and objectives;

•        reviewing and making recommendations to the board of directors with respect to director compensation

•        administering the Company’s incentive-compensation plans and equity-based plans; and

•        approving any share option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement.

Strategic Development Committee

Effective as of the date of this prospectus, Intercont has established a strategic development committee of the board of directors, which will consist of Muchun Zhu, Dahong Li, and Michael Schumann. Muchun Zhu is the Chairperson of the strategic development committee. The strategic development committee’s duties, which are specified in our Strategic Development Committee Charter, include, but are not limited to:

•        Overseeing the development and execution of the Company’s strategic plan to create long-term stockholder value; and

•        Evaluate strategic actions, including strategic cooperation, investments, merger, acquisitions, divestitures and other business and financing strategies and assess such actions for strategic alignment, short and long-term impact on the Company’s objectives and stockholder value and other considerations.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Michael Schumann, Dahong Li, and Bin Wang, are “independent directors” as defined by Nasdaq.

Code of Ethics

Intercont adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Duties of Directors

Under Cayman Islands law, Intercont’s directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Intercont’s directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, Intercont’s directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Intercont’s board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of Intercont’s board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in the register of members.

Intercont has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

The officers are elected by and serve at the discretion of the board of directors of Intercont and may be removed by the board of directors of Intercont. The directors of the board of Intercont shall not be required to retire by rotation. The office of a director shall be vacated if the director dies, resigns, or is removed from office by a shareholders’ ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors or becomes of unsound mind.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Intercont’s Ordinary Shares of the date of this prospectus by Intercont’s officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of Intercont’s Ordinary Shares.

Intercont determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 25,000,001 Ordinary Shares issued and outstanding as of the date of this prospectus, and [•] Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the Representative does not exercise any portion of the over-allotment option, and Ordinary Shares, assuming the Representative exercises the over-allotment option in full.

Except as otherwise indicated in the table below, addresses of Intercont’s directors, executive officers and named beneficial owners are in care of Intercont (Cayman) Limited, Room 8501 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong, China, Tel: +(852) - 37521802.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (assuming no exercise of the over-allotment option)		Ordinary Shares Beneficially Owned After this Offering (assuming exercise in full of the over-allotment option)
	Number of shares	Percentage of shares(1)	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Muchun Zhu(2)(3)	5,164,951	20.66%
Michael Schumann(4)	—	—
Dahong Li(5)	—	—
5% or Greater Shareholders:
Brilliant Cheer Limited(6)(7)	8,938,110	35.75%
Three Star Shipping Cooperation(7)(8)	1,330,076	5.32%
Eagle Dragon Limited(9)	4,469,055	17.88%
Golden Maple Holdings Limited(10)	2,553,746	10.21%
Beverly Holding Limited(3)(11)	4,256,243	17.02%
Eascor Holding Limited(3)(12)	908,708	3.63%
All directors and executive officers as a group (three individuals)	5,164,951	20.66%

____________

(1)      Percentage is calculated based on 25,000,001 Ordinary Shares issued and outstanding as of July 26, 2024.

(2)      The address of Muchun Zhu is No. 18-1, Tonghuai Street, Moling Street, Jiangning District, Nanjing City, Jiangsu Province, China.

(3)      Includes 4,256,243 shares owned by Beverly Holding Limited, and 908,708 shares owned by Eascor Holding Limited, each an entity 100% owned by Muchun Zhu.

(4)      The address of Michael Schumann is Kranzler Eck Berlin Kurfürstendamm 22, 10719 Berlin, Germany.

(5)      The address of Dahong Li is No.93 Wuyuan Road, Xuhui District, Shanghai, China.

(6)      The registered address of Brilliant Cheer Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)      Each of Brilliant Cheer Limited and Three Star Shipping Cooperation is 100% owned by Jun Li, whose address is 7 Bishan Street, 15 #17-08 Sky Habitat, Singapore 573908.

(8)      The registered address of Three Star Shipping Cooperation is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)      The registered address of Eagle Dragon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Eagle Dragon Limited is 100% owned by Shoucheng Lei, whose address is Room 1702-1703, Tower A, Xiaoyun Centre, No. 15 Xiaguangli Chaoyang District, Beijing 100016, China.

(10)    The registered address of Golden Maple Holdings is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Golden Maple Holdings is 100% owned by Luan Chen, whose address is Golden Maple Holdings is House 38, Kovan Rise, #12-19, Singapore 544727.

(11)    The registered address of Beverly Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(12)    The registered address of Eascor Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Transactions with Certain Related Parties

For the six months ended December 31, 2023 and the years ended June 30, 2021, 2022 and 2023, we entered into certain related party transactions as set forth below.

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Controlled by a family member of Mr. Jun Li
Topsheen Shipping Singapore Pte. Ltd.	Controlled by a family member of Mr. Jun Li
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation

(2) Due from related parties

As of December 31, 2023, June 30, 2023, 2022, and 2021, the balances due from related parties were as follows:

	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
	(Unaudited)			(Unaudited)
Ocean Master Worldwide Corporation	$—	$2,374	$—	$6,410
Topsheen Shipping Limited(1)	—	12,152,888	—
Topsheen Shipping Singapore Pte. Ltd.(2)	459,661	482,176	—	320,513
Rui Da Shipping Co. Limited	—	—	—	3,688
Nanjing Dexin Shipping Management Co., Ltd.	—	—	—	21,891
Total	$459,661	$12,637,438	$—	$352,501

____________

(1)      The main balance due from Topsheen Shipping Limited represents the time deposit the Group entrusted Topsheen Shipping Limited to manage for fund utilization efficiency purpose. The time deposit was subsequently collected in November 2023.

(2)      The balance represents the outstanding receivable from Topsheen Shipping Singapore Pte. Ltd for the time charter service provided by the Group.

(3) Due to related parties

As of December 31, 2023, June 30, 2023, 2022, and 2021, the balances due to related parties were as follows:

	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
	(Unaudited)			(Unaudited)
Topsheen Shipping Singapore Pte. Ltd.(1)	$189,420	$440,072	$849,198	$502,326
Topsheen Shipping Group Limited(2)	21,442	42,580	24,787	1,243,093
Nanjing Dexin Shipping Management Co., Ltd.(2)	12,708	5,147	3,742	—
Xun Da Shipping Co. Limited	—	—	—	5,850
Due to shareholders and affiliates(3)	24,776,946	24,776,946	19,276,947	19,274,510
Ocean Master Worldwide Corporation(4)	—	—	2,100,000	—
Total	$25,000,516	$25,264,745	$22,254,674	$21,025,779

____________

(1)      The balances mainly represented rent fee collected in advance from Topsheen Shipping Singapore Pte. Ltd.

(2)      The balances mainly represented the expenses paid by the Group.

(3)      The balances mainly represented non-interest bearing loans from the shareholders (and their affiliates) of the Group and due on demand.

(4)      The balances mainly represented Ocean master made the payment on behalf of Top Moral to buy vessel.

(4) Services provided to related parties

	For the six months ended December 31, 2023	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
	(Unaudited)			(Unaudited)
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue)	$5,143,724	$13,999,534	$16,125,914	$8,518,813
Mei Da Shipping Co. Limited (Vessel management services revenue)	805,211	2,052,046	1,531,688	882,167
Tong Da Shipping Co. Limited (Vessel management services revenue)	853,289	1,752,601	1,711,363	881,117
KEEN BEST SHIPPING CO.,LIMITED (Vessel management service revenue)	176,218	—	—	—
Rui Da Shipping Co. Limited (Vessel management services revenue)	—	420,737	1,562,259	1,413,484
Xun Da Shipping Co. Limited (Vessel management services revenue)	—	619,504	1,609,132	1,370,968
Total	$6,978,442	$18,844,422	$22,540,356	$13,066,549

For the six months ended December 31, 2023 and for the years ended June 30, 2023, 2022, and 2021, the Group provided time charter service and vessel management services to the related parties. The numbers have been included in the revenue of the combined statements of income.

(5) Financing lease from a related party

As of December 31, 2023 and June 30, 2023 and 2022, the Group has financing leases with a related party.

(6) Short-term lease expense from a related party

	For the six Months ended December 31, 2023	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
	(Unaudited)			(Unaudited)
Mr. Jun Li’s affiliate	$13,979	$28,571	$29,163	$12,798
Total	$13,979	$28,571	$29,163	$12,798

These numbers have been included in the general and administrative expenses in the Combined Statements of Income.

(7) General and administrative expenses shared with a related party

	For the six Months ended December 31, 2023	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
	(Unaudited)			(Unaudited)
Topsheen Shipping Group Co., Ltd	$63,032	$75,592	$59,319	$—
Total	$63,032	$75,592	$59,319	$—

DESCRIPTION OF SHARE CAPITAL

Intercont is a Cayman Islands exempted company and its affairs are governed by its memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, Intercont’s authorized share capital is US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each. As of the date of this prospectus, 25,000,001 Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, Intercont will have 25,000,001 Ordinary Shares issued and outstanding. All of Intercont’s Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of Intercont’s Ordinary Shares to be issued in the offering will be issued as fully paid.

Intercont’s Post-Offering Memorandum and Articles of Association

Intercont will adopt an amended and restated memorandum and articles of association, which will become effective and replace Intercont’s current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of Intercont’s Ordinary Shares.

Objects of Intercont.    Under Intercont’s post-offering memorandum and articles of association, the objects of Intercont are unrestricted, and Intercont is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    Intercont’s Ordinary Shares are issued in registered form and are issued when registered in its register of members. Intercont may not issue shares to bearer. Intercont’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of Intercont’s Ordinary Shares are entitled to such dividends as may be declared by Intercont’s board of directors. Intercont’s post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of Intercont lawfully available therefor. Under the laws of the Cayman Islands, Intercont may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of Intercont’s share premium account if this would result in Intercont being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid.

Voting Rights.    At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll (before or on the declaration of the results of the show of hands) is demanded by:

•        the chairman of the meeting; or

•        one or more shareholder(s) present in person or by proxy entitled to vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to Intercont’s post-offering memorandum and articles of association and a reduction of Intercont’s share capital. Intercont’s shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, Intercont is not obliged by the Companies Act to call shareholders’ annual general meetings under the laws of the Cayman Islands. Intercont’s post-offering memorandum and articles of association provide that Intercont may (but shall not be obliged to), in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by Intercont’s directors. A shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

Shareholders’ general meetings may be convened by Intercont’s board of directors. Advance notice of not less than ten days (excluding the day service is deemed to take place as provided in the post-offering articles of association but including the day of the meeting) is required for the convening of Intercont’s annual general shareholders’ meeting (if any) and any other general meeting of Intercont’s shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in Intercont entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Intercont’s post-offering memorandum and articles of association provide that upon the requisition of any one or more of Intercont’s shareholders which hold not less than 10% of the paid up voting share capital of Intercont, Intercont’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, Intercont’s post-offering memorandum and articles of association do not provide Intercont’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of Intercont’s shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by Intercont’s board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Intercont’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Intercont has a lien. Intercont’s board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as Intercont’s board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as Intercont’s directors may from time to time require is paid to us in respect thereof.

If Intercont’s directors refuse to register a transfer they shall, within six weeks after the date on which the transfer was lodged with Intercont, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten days’ notice being given by advertisement in such one or more newspapers, by electronic means or by other means in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as Intercont’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any calendar year.

Liquidation.    If Intercont shall be wound up, the liquidator, with the sanction of an ordinary resolution or any other sanction required by the Companies Act, divide amongst of Intercont in specie the whole or any part of the assets of Intercont (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out between the shareholders or difference class or series of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

Calls on Shares and Forfeiture of Shares.    Intercont’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares and each shareholder shall (subject to receiving at least 14 days’ notice specifying the time and times of payment) pay to Intercont at the time or times so specified the amount called on such shares. If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, Intercont’s board of directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued, naming a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and specifying that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited. If the requirement of any such notices as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of Intercont’s board of directors to that effect.

Redemption, Repurchase and Surrender of Shares.    Subject to the Companies Act and Intercont’s post-offering memorandum and articles of association, Intercont may issue shares on terms that such shares are subject to redemption, at Intercont’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either its board of directors or by special resolutions. Intercont may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors or by ordinary resolutions, or are otherwise authorized by Intercont’s post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of Intercont’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if Intercont can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, Intercont may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of Intercont is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by a majority of two-thirds of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. The special rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares. The rights attached to or otherwise conferred upon the holders of the Shares of any class shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights in accordance with the Intercont’s post-offering memorandum and articles of association.

Issuance of Additional Shares.    Intercont’s post-offering memorandum and articles of association authorizes its board of directors to issue additional Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Intercont’s post-offering memorandum and articles of association also authorizes its board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series.

Intercont’s board of directors may issue preference shares without action by Intercont’s shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records.    Holders of Intercont’s Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of Intercont’s list of shareholders or its corporate records. Intercont’s post-offering memorandum and articles of association provide that no shareholder (not being a director) shall have any right of inspecting any account or book or document of Intercont except as conferred by law, the stock exchange rules or authorized by the directors or by ordinary resolution. “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of Intercont’s post-offering memorandum and articles of association may discourage, delay or prevent a change of control of Intercont or management that shareholders may consider favorable, including provisions that:

•        authorize Intercont’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by Intercont’s shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, Intercont’s directors may only exercise the rights and powers granted to them under its post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of Intercont.

Exempted Company.    Intercont is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and combinations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “combination” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or combination, the directors of each constituent company must approve a written plan of merger or combination, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a certificate of good standing, a director’s declaration as to the solvency of the consolidated or surviving company and other specified content as required by the Companies Act and an undertaking that a copy of the certificate of merger or combination will be given to the members and creditors of each constituent company and that notification of the merger or combination will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or combination is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or combination, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or combination is void or unlawful.

Separate from the statutory provisions relating to mergers and combinations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of the creditors or each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, Intercont will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Intercont’s post-offering memorandum and articles of association provide that that Intercont shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of Intercont’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning Intercont or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, Intercont has entered into indemnification agreements with Intercont’s directors and executive officers that provide such persons with additional indemnification beyond that provided in Intercont’s post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Intercont’s directors, officers or persons controlling us under the foregoing provisions, Intercont has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written resolution by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and Intercont’s post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with Intercont’s post-offering amended and restated articles of association and may be taken by a unanimous written consent signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting.

Shareholder Proposals.    Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands laws provide shareholders with only limited rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Intercont’s post-offering amended and restated articles of association allow Intercont’s shareholders holding shares which carry in aggregate not less than 10% of the paid up voting share capital of the Company to requisition a general meeting of Intercont’s shareholders, in which case Intercont’s board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, Intercont’s post-offering amended and restated articles of association do not provide Intercont’s shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, Intercont is not obliged by laws of the Cayman Islands to call shareholders’ annual general meetings.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but Intercont’s post-offering amended and restated articles of association do not provide for cumulative voting. As a result, Intercont’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Intercont’s post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of Intercont’s shareholders. Under Intercont’s post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company;

(iv) without special leave of absence from Intercont’s board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office by ordinary resolutions.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Intercont cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or voluntarily by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Intercont’s post-offering amended and restated articles of association, if Intercont’s share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.

Amendment of Governing Documents.    Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Intercont’s post-offering memorandum and articles of association may only be amended with a special resolution of Intercont’s shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by Intercont’s post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Intercont’s shares. In addition, there are no provisions in Intercont’s post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The transfer agent and registrar for Intercont’s Ordinary Shares is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Ave, Brooklyn, NY, 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, Intercont will have [•] Ordinary Shares outstanding, representing [•] Ordinary Shares offered in this offering, or approximately [•]% of its issued and outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Ordinary Shares in the public market could adversely affect prevailing market prices of Intercont’s Ordinary Shares. Prior to this offering, there has been no public market for Intercont’s Ordinary Shares. We intend to apply to list the Ordinary Shares on Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop for our ordinary shares.

Lock-Up Agreements

Intercont has agreed, on behalf of itself and any successor entity, for a period of 180 days from the closing of this offering, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of share capital of Intercont or any securities that are convertible into or exercisable or exchangeable for share capital of Intercont, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any share capital of Intercont or any securities convertible into or exercisable or exchangeable for of share capital of Intercont, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of share capital of Intercont, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of share capital of Intercont or other securities, in cash or otherwise without the prior written consent of the Representative.

Intercont’s directors, officers and shareholders of its outstanding securities (including warrants, options and other securities exercisable for or convertible into Ordinary Shares) as of the effective date of the registration statement of which this prospectus forms a part have agreed, for a period of 180 days from the closing of this offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of share capital of Intercont, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to Intercont in general, and the trading pattern of, and demand for, Intercont’s securities in general.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of Intercont’s Ordinary Share. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for Intercont’s Ordinary Shares may dispose of significant numbers of Intercont’s Ordinary Shares in the future. We cannot predict what effect, if any, future sales of Intercont’s Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of Intercont’s Ordinary Shares from time to time. Sales of substantial amounts of Intercont’s Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of Intercont’s Ordinary Shares.

Rule 144

All of Intercont’s Ordinary Shares outstanding prior to this offering upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•        1% of our then total issued and outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares; or

•        the average weekly trading volume of Intercont’s Ordinary Shares in the form of the same class on Nasdaq or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases Intercont’s Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the material Cayman Islands, Hong Kong, and U.S. federal income tax consequences of an investment in Intercont’s Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Intercont’s ordinary share, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of BGA Law (Cayman) Limited, our special Cayman Islands legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Intercont’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Intercont’s Ordinary Shares, nor will gains derived from the disposal of Intercont’s Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the U.S.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations, and at a maximum rate of 15% on unincorporated businesses and individuals. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of Hong Kong Stock (as defined below), will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong Stock (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Hong Kong Stock). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong Stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable, if the shares being transferred are not Hong Kong Stock. “Hong Kong Stock” means those stocks the transfer of which is required to be registered in Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of Intercont’s Ordinary Shares by a U.S. Holder, as defined below, that acquires Intercont’s Ordinary Shares in this offering and holds such shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold Intercont’s Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of Intercont’s voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding Intercont’s Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in Intercont’s Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Intercont’s Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Intercont’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding Intercont’s Ordinary Shares are urged to consult their tax advisors regarding an investment in Intercont’s Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Intercont’s Ordinary Shares.

Taxation of Dividends and Other Distributions on Intercont’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as Intercont’s are expected to be. Even if dividends would otherwise be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if such U.S. Holder does not hold the share for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Intercont’s Ordinary Shares, including the effect of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in Intercont’s Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (generally determined on the basis of an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of Intercont’s Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We will make a separate determination following the end of each tax year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. The determination of whether we will be classified as a PFIC is made annually and may involve facts that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold Intercont’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in Intercont’s Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Intercont’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded. In other than de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Intercont’s Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to Intercont’s Ordinary Shares and proceeds from the sale, exchange or redemption of Intercont’s Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to Intercont’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

UNDERWRITING

In connection with this offering, Intercont will enter into an underwriting agreement with EF Hutton LLC, acting as representative (the “Representative”) of the underwriters named below. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Subject to the terms and conditions of the underwriting agreement, Intercont has agreed to issue and sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from Intercont, on a firm commitment basis, the respective number of Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares
EF Hutton LLC
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from Intercont and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, such as absence of any material adverse change in Intercont’s business or in the financial markets and receipt by the underwriters of certain officers’ certificates and legal opinions and comfort letters from Intercont, its counsels and the independent auditors. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The Representative has advised Intercont that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that initial offering price less a selling concession not in excess of $[•] per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by Intercont as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed Intercont that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

Intercont has granted to the underwriters an option, exercisable for up to 45 days after the closing of this offering, to purchase up to [•] additional Ordinary Shares equal to fifteen percent (15%) of the total number of Ordinary Shares sold by Intercont in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Ordinary Shares listed next to the name of all underwriters in the preceding table.

Underwriting Discounts and Commissions and Expenses

The underwriters’ discounts are (i) four and one-half percent (4.5%) of the gross proceeds of the offering raised from investors that are introduced by the Company, and (ii) seven and one-half percent (7.5%) of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company.

The following table shows the price per Ordinary Share and total public offering price, underwriting discounts, and proceeds before expenses to Intercont, calculated based on the fact that 100% of the gross proceeds of the offering are raised from investors introduced directly or indirectly by any party or entity which is not the Company, assuming a $[•] per Ordinary Share initial offering price, the midpoint of the estimated price range set forth on the cover page of this prospectus. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	Without Exercise of Over-Allotment	Full Exercise of Over-allotment
Public offering price	$	$	$
Underwriting discounts(1) (7.5%):	$	$	$
Proceeds, before expenses, to Intercont	$	$	$

____________

(1)      The fees do not include the Representative’s Warrants or expense reimbursement provisions described below.

Intercont will also pay to the Representative by deduction from gross proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one half of one percent (0.5%) of the gross proceeds received by Intercont from the sale of Ordinary Shares.

Intercont has agreed to pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Ordinary Shares with the SEC; (b) all fees and expenses relating to the listing of the Ordinary Shares on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Ordinary Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the Ordinary Shares from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $30,000 of the Representative’s actual accountable road show and due diligence expenses for the offering; (j) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (l) the fees for the Representative’s legal counsels in the United States, Hong Kong and other foreign jurisdictions, as applicable, in an aggregate amount not to exceed $175,000; and (m) all fees, expenses, and disbursements relating to background checks of the Company’s directors and officers in an aggregate amount not to exceed $10,000. If there is not a closing, the legal fees shall not exceed $100,000.

Intercont has agreed to pay an expense advance towards the Representative’s out-of-pocket accountable expenses (the “Advance”) of $50,000 upon execution of the engagement letter in connection with this offering. Any portion of the Advance will be returned to Intercont to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

Upon completion of this offering, Intercont has agreed to issue warrants to the Representative or its designees to purchase a number of Ordinary Shares equal to five percent (5%) of the total number of Ordinary Shares sold by Intercont in this offering, including any shares sold in this offering to cover over-allotments, at an exercise price equal to 120% of the initial public offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months following the effective date of the registration statement of which this prospectus forms a part. The Representative’s Warrants and the shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1)(A). The Representative (or permitted assignees under the FINRA Rule 5110(e)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days following the date of commencement of sales of the securities issued in this offering except as permitted by FINRA Rule 5110(e)(2), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period pursuant to FINRA Rule 5110(e)(2)(B)(i), (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The Representative or its designees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at Intercont’s expense and unlimited “piggyback” registration rights at Intercont’s expenses. The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of dividends, share splits, recapitalization, merger, or other structural transaction to prevent mechanical dilution. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

Lock-Up Agreements

Intercont has agreed, on behalf of itself and any successor entity, for a period of 180 days from the closing of this offering, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of share capital of Intercont or any securities that are convertible into or exercisable or exchangeable for share capital of Intercont, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any share capital of Intercont or any securities convertible into or exercisable or exchangeable for of share capital of Intercont, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of share capital of Intercont, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of share capital of Intercont or other securities, in cash or otherwise without the prior written consent of the Representative.

Intercont’s directors, officers and shareholders of its outstanding securities (including warrants, options and other securities exercisable for or convertible into Ordinary Shares) as of the effective date of the registration statement of which this prospectus forms a part have agreed, for a period of 180 days from the closing of this offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of share capital of Intercont, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to Intercont in general, and the trading pattern of, and demand for, Intercont’s securities in general.

Right of First Refusal

Intercont has agreed, provided that this offering is completed, that until 18 months after the closing of this offering, the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all public equity linked financings (each, a “Subject Transaction”), during such 18-month period, of the Company, or any successor to or any current or future subsidiary of Intercont’s Company, on terms and conditions customary to the Representative for such Subject Transaction. The Representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation. For the avoidance of any doubt, the Company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction during the 18-month period referred to above without the express written consent of the Representative, provided, however, that such right shall be subject to FINRA Rule 5110(g), including that the right of first refusal may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Tail Fee

The Representative shall be entitled to a cash fee equal to eight percent (8%) of the gross proceeds received by Intercont from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to Intercont during Intercont’s engagement period with the Representative, in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated within the eighteen (18) month period following the expiration or termination of Intercont’s engagement of the Representative, provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by Intercont for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Indemnification

Intercont has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Nasdaq Listing

Intercont plans to have its Ordinary Shares approved for listing on Nasdaq Capital Market under the symbol “NCT”. Intercont makes no representation that such application will be approved or that Intercont’s Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, Intercont will not close this offering unless such Ordinary Shares will be listed on Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on Nasdaq Capital Market may engage in passive market making transactions on Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for Intercont’s securities and the public offering price for Intercont’s Ordinary Shares will be determined through negotiations between Intercont and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, Intercont’s financial information, market valuations of other companies that we and the Representative believe to be comparable to Intercont, estimates of Intercont’s business potential, the present state of Intercont’s development and other factors deemed relevant. The offering price for Intercont’s Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Ordinary Shares sold in the public offering. The values of such shares are subject to change as a result of market conditions and other factors. Intercont offers no assurances that the offering price will correspond to the price at which the Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for Intercont’s shares will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Intercont’s Ordinary Shares. Specifically, the Representative may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The Representative can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Representative will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The Representative may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The Representative must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Representative is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Representative may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing Intercont’s Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the Representative may bid for, and purchase, Intercont’s Ordinary Shares in market making transactions, including passive market making transactions as described above.

These activities may stabilize or maintain the market price of Intercont’s Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with Intercont and its affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Intercont’s or Intercont’s affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by Intercont or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Australia.    This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)     you confirm and warrant that you are either:

(i)     “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)    “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or of the Corporations Act and related regulations before the offer has been made;

(iii)   person associated with the company under section 708(12) of the Corporations Act; or

(iv)   “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)    you warrant and agree that you will not offer any of the Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.    The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for Intercont or the underwriters to produce a prospectus for such offer. Neither Intercont nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with Intercont and the underwriters that:

•        it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•        in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong.    The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan.    The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and the Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the People’s Republic of China (“PRC”), and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Intercont’s Ordinary Shares may not be circulated or distributed, nor may Intercont’s Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where Intercont’s Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan.    The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of Intercont’s Ordinary Shares. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
Nasdaq listing fee
Financial Industry Regulatory Authority Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

We will bear these expenses and the underwriting discounts and commissions incurred in connection with the offer and sale of the Ordinary Shares by us.

LEGAL MATTERS

We are being represented by Jun He Law Offices LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by BGA Law (Cayman) Limited. Certain legal matters as to Hong Kong law will be passed upon for us by Lawrence Chan & Co. Jun He Law Offices LLC may rely upon BGA Law (Cayman) Limited with respect to matters governed by Cayman Islands law, and may rely upon Lawrence Chan & Co. with respect to matters governed by Hong Kong law. The underwriters are being represented by Ortoli Rosenstadt LLP in connection with this offering.

EXPERTS

The combined financial statements of Intercont (Cayman) Limited, as of the years ended June 30, 2023 and 2022, included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by UHY, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The registered business address of UHY is 1185 Avenue of the Americas, 38th Floor, New York, NY 10036.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to Intercont’s Ordinary Shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and their exhibits and schedules for further information with respect to us and the Ordinary Shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO COMBINED FINANCIAL STATEMENTS

INTERCONT (CAYMAN) LIMITED

Combined Financial Statements as of and for the years ended June 30, 2023 and 2022
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1195)	F-26
Combined Balance Sheets as of June 30, 2023 and 2022	F-27
Combined Statements of Income for the Years Ended June 30, 2023 and 2022	F-28
Combined Statements of Changes in Shareholders’ Equity for the Years Ended June 30, 2023 and 2022	F-29
Combined Statements of Cash Flows for the Years Ended June 30, 2023 and 2022	F-30
Notes to Combined Financial Statements	F-31 – F-49

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars — except for share data)

	As of December 31, 2023	As of December 31, 2023	As of June 30, 2023
		Pro forma (Note 12)
ASSETS
Current Assets:
Cash	$4,654,909	$4,454,909	$3,416,273
Accounts receivable, net	1,500	1,500	105,029
Prepayments and other current assets	370,024	370,024	401,891
Due from related parties	459,661	459,661	12,637,438
Total Current Assets	5,486,094	5,286,094	16,560,631
Vessels, net	55,076,669	55,076,669	54,814,667
Property and equipment, net	2,018	2,018	2,826
Deferred dry dock cost, net	1,264,231	1,264,231	399,555
Right-of-use asset-operating lease, net	6,055,133	6,055,133	7,493,224
Deferred IPO cost	100,000	100,000	—
Prepayments and other non-current assets	975,000	975,000	975,000
Total Non-Current Assets	63,473,051	63,473,051	63,685,272
Total Assets	$68,959,145	$68,759,145	$80,245,903

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$1,995,000	$1,995,000	$2,042,500
Accounts payable	1,154,475	1,154,475	882,519
Advance from customers	305,291	305,291	187,597
Accrued expenses and other current liabilities	790,333	790,333	55,862
Operating lease liabilities – current	2,973,779	2,973,779	2,913,790
Financing lease liabilities – current	3,249,081	3,249,081	3,242,237
Due to related parties	25,000,516	25,000,516	25,264,745
Long-term payable, current	1,050,000	1,050,000	—
Total Current Liabilities	36,518,475	36,518,475	34,589,250
Long-term loan	4,437,320	4,437,320	5,398,397
Long-term payable, non-current	896,702	896,702	—
Long-term deposit	500,000	500,000	500,000
Operating lease liabilities – non-current	3,088,538	3,088,538	4,599,228
Financing lease liabilities – non-current	15,578,455	15,578,455	17,204,740
Total Non-Current Liabilities	24,501,015	24,501,015	27,702,365
Total Liabilities	61,019,490	61,019,490	62,291,615

COMMITMENTS AND CONTINGENCIES (Note 11)

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500 million shares authorized, 24,499,999 share issued and outstanding as of December 31, 2023 and June 30, 2023, respectively*	2,450	2,450	2,450
Additional paid-in capital	28,503	28,503	28,503
Retained earnings	7,908,702	7,708,702	17,923,335
Total Shareholders’ Equity	7,939,655	7,739,655	17,954,288
Total Equity	7,939,655	7,739,655	17,954,288
Total Liabilities and Equity	$68,959,145	$68,759,145	$80,245,903

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 9.

The accompanying notes are an integral part of these unaudited combined financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED STATEMENT OF INCOME
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2023	2022
Revenue
Time charter revenue – third parties	$4,395,034		$8,016,945
Time charter revenue – related party	5,051,380		8,690,529
Vessel management services revenue – third parties	998,673		418,320
Vessel management services revenue – related parties	1,927,062		2,576,605
Total revenue	12,372,149		19,702,399

Cost of revenues
Cost of time charter revenue	6,403,617		7,180,834
Cost of vessel management services revenue	2,608,970		2,704,733
Total Cost of revenues	9,012,587		9,885,567
Gross profit	3,359,562		9,816,832

Operating expenses:
General and administrative expenses	543,167		565,327
Research and development expenses	300,000		—
Total operating expenses	843,167		565,327

Income from operations	2,516,395		9,251,505

Other income (expense):
Interest income	307,097		27,229
Interest expense	(1,323,080)		(1,203,347)
Other expense, net	84,955		(66,858)
Total other expense, net	(931,028)		(1,242,976)

Income before income taxes	1,585,367		8,008,529
Provision for income taxes	—		—
Net income	1,585,367		8,008,529
Less: Net income attributable to non-controlling interests	—		16,573
Net income attributable to the Company	$1,585,367		$7,991,956

Earnings per share – Basic and diluted*	$0.1		$0.3
Weighted Average Shares Outstanding – Basic and diluted*	24,499,999		24,499,999
Pro forma Earnings per share – Basic and diluted**	$—	$	[•]
Pro forma Weighted Average Shares Outstanding – Basic and diluted**			[•]

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 9.

**      Pro forma shares and per share data are presented on a retroactive basis to reflect the event as described in Note 12.

The accompanying notes are an integral part of these unaudited combined financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Expressed in U.S. Dollars — except for share data)

	Ordinary Shares		Attributable to Intercont’s Shareholders		Non- controlling interest	Total
			Additional Paid in Capital	Retained Earnings
	Shares*	Amount
Balance as of June 30, 2022	24,499,999	$2,450	$9,088	$10,852,219	$72,210	$10,935,967
Purchase of 10% noncontrolling interest in Top Wisdom	—	—	19,415	—	(19,415)	—
Net income	—	—	—	7,991,956	16,573	8,008,529
Dividends to shareholders	—	—	—	(2,300,000)	(69,368)	(2,369,368)
Balance as of December 31, 2022	24,499,999	$2,450	$28,503	$16,544,175	$—	$16,575,128

Balance as of June 30, 2023	24,499,999	2,450	28,503	17,923,335	—	17,954,288
Dividends to shareholders	—	—	—	(11,600,000)	—	(11,600,000)
Net income	—	—	—	1,585,367	—	1,585,367
Balance as of December 31, 2023	24,499,999	$2,450	$28,503	$7,908,702	$—	$7,939,655

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 9.

The accompanying notes are an integral part of these unaudited combined financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$1,585,367	$8,008,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels and equipment	1,797,841	1,678,314
Amortization of debt issuance cost	36,423	30,144
Amortization of deferred dry-docking cost	122,829	79,911
Amortization of operating lease right-of-use assets	1,438,091	1,380,671
Amortization of discount for long-term payable	16,158	—
Changes in operating assets and liabilities:
Accounts receivable	103,529	(2,044)
Prepayments and other assets	31,867	284,194
Accounts payable	(79,314)	154,657
Advance from customers	117,694	126,683
Accrued expenses and other liabilities	234,471	(108,494)
Due from related parties	177,777	(638,086)
Due to related parties	(264,229)	(644,969)
Operating lease liabilities	(1,450,701)	(1,393,281)
Net cash provided by operating activities	3,867,803	8,956,229

Cash flows from investing activities:
Purchase of long-lived assets	(88,492)	(11,994,790)
Payment for dry-docking cost	(676,234)	—
Purchase of time deposit through a related party	(500,000)	(3,500,000)
Withdraw of time deposit through a related party	12,500,000	3,500,000
Net cash provided by (used in) investing activities	11,235,274	(11,994,790)

Cash flows from financing activities:
Loan received from a third-party, net of debt issuance cost	—	9,485,000
Repayment of long-term loan from a third-party	(1,045,000)	(760,000)
Financing lease liabilities-principal repayment	(1,619,441)	(1,613,094)
Dividends to shareholders	(11,600,000)	(2,369,368)
Borrowing receipt from a related party	—	3,400,000
Deferred IPO cost	(100,000)	—
Capital injection from investor	500,000	—
Payment of loan deposit	—	(475,000)
Net cash provided by (used in) financing activities	(13,864,441)	7,667,538

Net increase in cash	1,238,636	4,628,977
Cash at beginning of year	3,416,273	10,431,422
Cash at end of year	$4,654,909	$15,060,399

Supplemental disclosure information:
Cash paid for interest	$1,214,465	$773,292
Non-cash transactions:
Addition to fixed assets through long term account payable	$1,970,544	$—

The accompanying notes are an integral part of these unaudited combined financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged time charter service and vessel management services business.

Upon completion of the Reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on March 27, 2024. The reorganization involved:

(i)     The formation of the Company’s wholly owned subsidiary-Openwindow on July 28, 2023

(ii)    The formation of Fortune Ocean on January 22, 2024 and all the equity interests of Top Wisdom, Top Moral, Top Legend, Top Creation and Max Bright were transferred to Fortune Ocean on March 14, 2024

(iii)   All the shareholders’ equity interests in Fortune Ocean were transferred to the Company on March 27, 2024 under common control and at nominal consideration

Immediately before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same group of the shareholders. Therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited combined financial statements in accordance with ASC 805-50-45-5.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of December 31, 2023, the Group had cash of approximately $4,654,909. As of December 31, 2023 and June 30, 2023, the Group’s working capital deficit was approximately $31,032,381 and $18,028,619.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. Management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year.

Principles of combination

The unaudited condensed combined financial statements include the financial statements of the Company and its subsidiaries as discussed in Note 1.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances among the Company and its subsidiaries have been eliminated upon combination.

Emerging Growth Company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the unaudited combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited combined financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, impairment of long-lived assets and salvage value of the owned vessels. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined statements of income.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayment and other assets, due from related parties, accounts payable, advance from customers, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term of loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group’s accounts receivable, other receivables (included in “prepayments and other current assets”) and due from related parties are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded current expected credit loss expense for accounts receivable amounted to nil as of December 31, 2023 and June 30, 2023.

Prepayments and other assets primarily consist of lease deposit, and employee advance, which are presented net of allowance for credit loss. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. As of December 31, 2023 and June 30, 2023, the Group provided allowance for credit losses of nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of income in other income or expenses. Depreciation expense was $807 and $935 for the six months ended December 31, 2023 and 2022, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on the balance sheet.

Impairment of long-lived assets

Vessels, other fixed assets and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessel. The Group has considered various indicators, including but not limited to, the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

As of December 31, 2023 and June 30, 2023, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Deferred dry docking cost, net

Vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. As of December 31, 2023 and June 30, 2023, the deferred dry docking cost, net was $1,264,231 and $399,555, respectively. For the six months ended December 31, 2023 and 2022, the amortization expense for the deferred drydock costs amounted to $122,829 and $79,911, respectively.

Revenue recognition

The Group is engaged in vessels rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

On July 1, 2019, the Group has adopted Accounting Standards Codification (shorted as “ASC” hereafter) 842 “Leases” and Accounting Standard Update (shorted as “ASU” hereafter) 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract. The progress of transferring the service is measured based on monthly bill issued and therefore recognized vessel management services revenue is recognized based on monthly bill over the term of the contract.

Disaggregation of Revenues

For the six months ended December 31, 2023 and 2022, the disaggregated revenues by revenue streams were as follows:

	For the Six Months ended December 31,
	2023	2022
Time charter revenue	$9,446,414	$16,707,474
Vessel management services revenue	2,925,735	2,994,925
Total	$12,372,149	$19,702,399

For the six months ended December 31, 2023 and 2022, the disaggregated revenues by customer location were as follows:

	For the Six Months ended December 31,
	2023	2022
Singapore	$5,143,724	$12,782,411
Hong Kong S.A.R.	1,883,730	1,883,462
BVI	3,367,004	2,715,319
Other countries	1,977,691	2,321,207
Total	$12,372,149	$19,702,399

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of December 31, 2023 and June 30, 2023, the contract liabilities amounted to $305,291 and $187,597, respectively. All contract liabilities as of June 30, 2023 have been recognized as revenue in the next month. All contract liabilities as of December 31, 2023 have been recognized as revenue in January 2024.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its combined balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its combined statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2023 and 2022, there were 24,499,999 basic and dilutive shares.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on our overall return to shareholders based on combined net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2023, and June 30, 2023, the aggregate amount of cash of $4,370,649 and $2,687,762, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 75,000 Singapore Dollar (approximately $56,000) in aggregate per depositor. As of December 31, 2023, the Company’s uninsured cash balance was approximately $4,314,649. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the six months ended December 31, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 42% and 27%, respectively, of the Group’s total revenues. For the six months ended December 31, 2022, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 44%, 14% and 20%, respectively, of the Group’s total revenues. As of December 31, 2023, Customer F accounted for approximately 100% of the Group’s accounts receivable. As of June 30, 2023, Customer D and Customer E accounted for approximately 74% and 26%, respectively, of the Group’s accounts receivable.

c. Significant suppliers

For the six months ended December 31, 2023, Supplier A accounted for approximately 13% of the Group’s total cost of revenues, respectively. For the six months ended December 31, 2022, Supplier A accounted for approximately 22% of the Group’s total cost of revenues. As of December 31, 2023, no supplier accounted for more than 10% of the Company’s total accounts payable. As of June 30, 2023, Supplier B accounted for approximately 64% of the Group’s total accounts payable.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s unaudited combined financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Group will adopt this standard beginning with our fiscal year ending June 30, 2025. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments in ASU 2024-02 contain amendments to the Codification that remove references to various FASB Concepts Statements. Following the release of ASU 2024-02 in March 2024, the effective date will be annual reporting periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined balance sheets, statements of income and statements of cash flows.

Note 3 — VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance June 30, 2023	$68,191,736	$(13,377,069)	$54,814,667
Additions	2,059,036	(1,797,034)	262,002
Balance December 31, 2023	$70,250,772	$(15,174,103)	$55,076,669

The above balances as of December 31, 2023 and June 30, 2023 are analyzed in the following tables:

	Cost	Accumulated Depreciation	Net Book Value
Owned Vessel*
Balance June 30, 2023	$14,094,790	$(758,229)	$13,336,561
Additions	—	(433,273)	(433,273)
Balance December 31, 2023	$14,094,790	$(1,191,502)	$12,903,288
Right-of-use assets under finance lease**	Cost	Accumulated Depreciation	Net Book Value
Balance June 30, 2023	$54,096,946	$(12,618,840)	$41,478,106
Additions	2,059,036	(1,363,761)	695,275
Balance December 31, 2023	$56,155,982	$(13,982,601)	$42,173,381

*Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $433,273 and $324,955 for the six months ended December 31, 2023 and 2022.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 3 — VESSELS, NET (cont.)

**Right-of-use assets under finance lease:

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 5)

In January, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 5)

During the six months ended December 31, 2023, the Group completed the installation of desulfurizing towers on Top Diligence and Top Elegance. The original value of $2,059,036 is depreciated during the useful life.

Depreciation expense for the vessels under finance lease was $1,363,761 and $1,352,424 for six months ended December 31, 2023 and 2022, respectively.

Note 4 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2023	As of June 30, 2023
Received from investors(1)	$500,000	$—
Wages and welfare payable	202,093	—
Others	88,240	55,862
Total	$790,333	$55,862

Other non-current liabilities:

Long-term deposit(2)	$500,000	$500,000
Long-term payable(3)	896,702	—
Total	$1,396,702	$500,000

____________

(1)      This is the investment fund prepaid by investors for private placements(see Note 9). The related issuance of the ordinary shares for the private placement was completed on April 8, 2024 and the related balance was transferred to equity subsequently.

(2)      This is the long-term deposit received from the customer for Top Brilliance.

(3)      This is the non-current portion of long-term payable for desulfurizing towers of Top Diligence and Top Elegance. Total long-term payable balance amounted to $1,946,702, with current portion of $1,050,000. The balance for Top Diligence shall be paid in four installments of $265,000 every six months from October 15, 2023 to October 15, 2025 and was discounted at a rate of 6.96%. The balance for Top Elegance shall be paid in four installments of $$265,000 every six months from December 20, 2023 to December 20, 2025 and was discounted at a rate of 6.85%.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 5 — Leases

Operating lease

In February, 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

For the six months ended Dec 31, 2023 and 2022, cash paid for operating lease liabilities amounted to $1,274,106 and $2,361,422, respectively.

The components of lease expenses for the six months ended December 31, 2023 and 2022 were as follows:

	For the six months ended December 31, 2023	For the six months ended December 31, 2022
Fixed operating lease	$1,579,139	$1,579,139
Variable operating lease	(305,033)	782,283
Total lease expense	$1,274,106	$2,361,422

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31, 2023	As of June 30, 2023
Right-of-use assets-operating lease, net	$6,055,133	$7,493,224
Operating lease liabilities – current	$2,973,779	$2,913,790
Operating lease liabilities – non-current	3,088,538	4,599,228
Total operating lease liabilities	$6,062,317	$7,513,018

The weighted average remaining lease terms and discount rate for operating lease were as follows as of December 31, 2023 and June 30, 2023:

	As of December 31, 2023	As of June 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2 years	2.5 years
Weighted average discount rate	4.16%	4.16%

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 5 — Leases (cont.)

The following is a schedule of maturities of operating lease liabilities (excluding variable payments) as of December 31, 2023:

For the period ending June 30,
2024	1,574,448
For the year ending June 30,
2025	$3,157,546
2026	1,591,747
Total future minimum lease payments	$6,323,741
Less: imputed interest	261,424
Present value of lease liabilities	$6,062,317

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to $13,979 and $14,711 for the six months ended December 31, 2023 and 2022.

Financing leases

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 8). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of December 31, 2023 and June 30, 2023, the outstanding balance of lease liabilities was $9,149,998 and $9,960,192, respectively, and is repayable in 56 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In October, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 8). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of December 31, 2023 and June 30, 2023, the outstanding balance of lease liabilities was $9,677,539 and $10,486,785, respectively, and is repayable in 60 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 5 — Leases (cont.)

The total amount of financing lease expense, including amortization and interest expenses recognized in the combined statements of income for the six months ended December 31, 2023 and 2022 were as follows:

	For the six months ended December 31, 2023	For the six months ended December 31, 2022
Depreciation expenses	$1,352,424	$1,352,424
Interest expenses-fixed	752,717	875,672
Interest expenses-variable	193,179	59,402
Total	2,298,320	2,287,498

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of December 31, 2023	As of June 30, 2023
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 4)	$42,173,381	$41,478,106
Financing lease liabilities – current	3,249,081	3,242,237
Financing lease liabilities – non-current	15,578,455	17,204,740
Total financing lease liabilities	$18,827,536	$20,446,977

The weighted average remaining lease terms and discount rates for financing leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.84 years
Weighted average discount rate	7.61%

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.34 years
Weighted average discount rate	7.61%

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 5 — Leases (cont.)

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of December 31, 2023:

For the period ending June 30,
2024	$2,313,852
For the year ending June 30,
2025	4,452,792
2026	4,219,574
2027	3,986,356
2028	3,753,139
Thereafter	4,182,753
Total future minimum lease payments	$22,908,466
Less: imputed interest	4,080,930
Present value of lease liabilities	$18,827,536

Note 6 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of December 31, 2023	As of June 30, 2023
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$6,432,320	$7,440,897
Total	6,432,320	7,440,897
Less: Long-term loan – current portion	1,995,000	2,042,500
Long-term loan – non-current portion	$4,437,320	$5,398,397

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate(“ LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500 was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd. and other related parties (related parties, see Note 7). The Group is required to repay monthly installments comprising principal and interest thereafter.

The repayment schedule for the loan are as follows:

For the period ending June 30,
2024	$997,500
For the year ending June 30,
2025	1,995,000
2026	1,995,000
2027	1,361,668
2028	205,832
Total future minimum lease payments	$6,555,000
Less: imputed interest	122,680
Present value of lease liabilities	$6,432,320

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related parties’ balances as of December 31, 2023 and June 30, 2023 and transactions for the six months ended December 31, 2023 and 2022 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Controlled by a family member of Mr. Jun Li
Topsheen Shipping Singapore Pte. Ltd.	Controlled by a family member of Mr. Jun Li
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation

(2) Due from related parties

As of December 31, 2023 and June 30, 2023, the balances due from related parties were as follows:

	As of December 31, 2023	As of June 30, 2023
Ocean Master Worldwide Corporation	$—	$2,374
Topsheen Shipping Limited(1)	—	12,152,888
Topsheen Shipping Singapore Pte. Ltd(2)	459,661	482,176
Total	$459,661	$12,637,438

____________

(1)      The main balance due from Topsheen Shipping Limited represents the time deposit the Group entrusted Topsheen Shipping Limited to manage for fund utilization efficiency purpose. The time deposit was subsequently collected in November 2023.

(2)      The balance represents the outstanding receivable from Topsheen Shipping Singapore Pte. Ltd for the time charter service provided by the Group.

(3) Due to related parties

As of December 31, 2023 and June 30, 2023, the balances due to related parties were as follows:

	As of December 31, 2023	As of June 30, 2023
Topsheen Shipping Singapore Pte. Ltd.(1)	$189,420	$440,072
Topsheen Shipping Group Limited(2)	21,442	42,580
Nanjing Dexin Shipping Management Co., Ltd.(2)	12,708	5,147
Due to shareholders and affiliates(3)	24,776,946	24,776,946
Total	$25,000,516	$25,264,745

____________

(1)      The balance mainly represented hire charter collected in advance from Topsheen Shipping Singapore Pte. Ltd.

(2)      The balances mainly represented the expenses paid by the Group.

(3)      The balances mainly represented non-interest-bearing loans from the shareholders (and their affiliates) of the Group and due on demand.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — RELATED PARTY TRANSACTIONS (cont.)

(4) Services provided to related parties

	For the Six Months ended December 31, 2023	For the Six Months ended December 31, 2022
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue)	$5,143,724	$8,761,836
Mei Da Shipping Co. Limited (Vessel management services revenue)	805,211	783,399
Tong Da Shipping Co. Limited (Vessel management services revenue)	853,289	682,368
Rui Da Shipping Co. Limited (Vessel management services revenue)	—	420,737
KEEN BEST SHIPPING CO.,LIMITED(Vessel management service revenue)	176,218	—
Xun Da Shipping Co. Limited (Vessel management services revenue)	—	618,794
Total	$6,978,442	$11,267,134

For the six months ended December 31, 2023 and 2022, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined statements of income.

(5) Financing lease from a related party

As of December 31, 2023 and June 30, 2023, the Group has financing leases from a related party. (see Note 6)

(6) Short-term office lease expense from a related party

	For the Six Months ended December 31, 2023	For the Six Months ended December 31, 2022
Mr. Jun Li’s affiliate	$13,979	$14,771
Total	$13,979	$14,771

These numbers have been included in the General and administrative expenses of the combined statements of income.

(7) General and administrative expenses shared with a related party

	For the six months ended December 31, 2023	For the six months ended December 31, 2022
Topsheen Shipping Group Co., Ltd	$63,032	$33,012
Total	$63,032	$33,012

Note 8 — TAXES

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — TAXES (cont.)

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The following table reconciles the Hong Kong income tax rates to the Group’s effective tax rate for the six months ended December 31, 2023 and 2022:

	For the Six Months ended December 31, 2023	For the Six Months ended December 31, 2022
Statutory tax rate	16.5%	16.5%
Tax exemption	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

Note 9 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on July 4, 2023 as a holding company. The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. The number of ordinary shares issued and outstanding was 92.1 as of July 4, 2023.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of 24,499,999 ordinary shares to the existing ordinary shareholders, after which, the Company has an aggregated of 24,499,999 ordinary shares issued and outstanding. The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Private Placements

Two independent investors signed agreements with the Company on March 11, 2024 to invest in aggregated of approximately $3.0 million (or $1.5 million per each investor) in exchange for total of 500,002 ordinary shares of the Company (or 250,001 ordinary shares per each investor). As of the date of this report, the Company received $1.8 million. The related issuance of the ordinary shares for the private placement was completed on April 8, 2024, which was accounted as a standalone private placement, separate from the Recapitalization.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — SHAREHOLDERS’ EQUITY (cont.)

Dividends

On August 22, 2022, Top Creation declared and paid dividends of $2,300,000 to its original shareholder. On March 6, 2023, Top Moral declared and paid dividends of $1,500,000 to its original shareholder. As a result, during the year ended June 30, 2023, the Group declared and paid total dividends of $3,800,000.

On September 8, 2023, Top Moral declared and paid dividends of $600,000. On November 15, 2023, Max Bright declared and paid dividends of $3,700,000. On November 15, 2023, Top Creation declared and paid dividends of $2,800,000. On November 16, 2023, Top Legend declared and paid dividends of $3,700,000. On November 20, 2023, Top Moral declared and paid dividends of $800,000. As a result, during the six months ended December 31, 2023, the Group declared and paid total dividends of $11,600,000.

Purchase of a non-controlling shareholder’s interest

On November 18, 2022, Top Wisdom distributed of $69,368 to a non-controlling shareholder to retire the non-controlling shareholder’s 10% equity interest in Top Wisdom shares. As the result of the transaction, Top Wisdom ultimately became a 100% owned subsidiary of the Group.

Note 10 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s combined financial position or results of operations or liquidity.

As of December 31, 2023, no significant financial nor capital commitments and contingencies existed.

Note 11 — SUBSEQUENT EVENTS

On March 12, 2024, Top Moral declared and paid dividends of $200,000.

The Group evaluated all events and transactions that occurred after December 31, 2023 up through the date when the unaudited combined financial statements were issued. Other than the events disclosed elsewhere in the unaudited combined financial statements and those disclosed above, there are no other subsequent event occurred that would require adjustment or disclosure in the Group’s unaudited combined financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 12 — PRO FORMA EARNINGS PER ORDINARY SHARE

The unaudited pro forma balance sheet as of December 31, 2023 presents an adjusted financial position reflecting the dividend of $200,000 on March 12, 2024 to the shareholders as if it had been fully paid in cash as of December 31, 2023.

The unaudited pro forma earnings per ordinary share (basic and diluted) for the six months ended December 31, 2023 after giving effects to the issuance of [•] ordinary shares on July 1, 2022 at the midpoint of the estimated range of the IPO price of $[•] per share as set forth on the cover of the prospectus to pay the aggregate of $11,800,000 dividend (Note 9), which is in excess of net income of $10,887,689 for the year ended June 30, 2023 are calculated as follows:

	For the Six Months ended December 31, 2023
Numerator
Net income available to the shareholders of the Company		$1,585,367

Denominator
Basic and diluted weighted average number of ordinary shares outstanding		24,499,999
Pro forma adjustment to reflect ordinary shares sold in the IPO to fund dividend payments in excess of latest annual earnings		[•]
Basic and diluted weighted average number of ordinary shares outstanding used in computing pro forma earnings per share		[•]
Pro forma earnings per ordinary share – basic and diluted	$	[•]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Intercont (Cayman) Limited

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Intercont (Cayman) Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the combined related statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 24, 2024

INTERCONT (CAYMAN) LIMITED
COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars — except for share data)

	As of June 30,
	2023	2022
ASSETS
Current Assets:
Cash	$3,416,273	$10,431,422
Accounts receivable, net	105,029	1,140
Prepayments and other current assets	401,891	667,247
Due from related parties	12,637,438	—
Total Current Assets	16,560,631	11,099,809
Vessels, net	54,814,667	44,182,953
Property and equipment, net	2,826	3,786
Deferred dry dock cost, net	399,555	559,377
Right-of-use asset-operating lease, net	7,493,224	10,282,955
Prepayments and other non-current assets	975,000	2,600,000
Total Non-Current Assets	63,685,272	57,629,071
Total Assets	$80,245,903	$68,728,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$2,042,500	$—
Accounts payable	882,519	796,709
Advance from customers	187,597	80,405
Accrued expenses and other current liabilities	55,862	182,832
Operating lease liabilities – current	2,913,790	2,788,998
Financing lease liabilities – current	3,242,237	3,229,301
Due to related parties	25,264,745	22,254,674
Total Current Liabilities	34,589,250	29,332,919
Long-term loan	5,398,397	—
Long-term deposit	500,000	500,000
Operating lease liabilities -non-current	4,599,228	7,513,018
Financing lease liabilities-non-current	17,204,740	20,446,976
Total Non-Current Liabilities	27,702,365	28,459,994
Total Liabilities	62,291,615	57,792,913

COMMITMENTS AND CONTINGENCIES (Note 11)

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500 million shares authorized, 24,499,999 share issued and outstanding at June 30, 2023 and 2022, respectively*	2,450	2,450
Additional paid-in capital	28,503	9,088
Retained earnings	17,923,335	10,852,219
Total Shareholders’ Equity	17,954,288	10,863,757
Non-controlling interest	—	72,210
Total Equity	17,954,288	10,935,967
Total Liabilities and Equity	$80,245,903	$68,728,880

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 10.

The accompanying notes are an integral part of these combined financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED STATEMENTS OF INCOME
(Expressed in U.S. Dollars — except for share data)

	For the Years ended June 30,
	2023	2022
Revenue
Time charter revenue – third parties	$13,043,409		$8,160,138
Time charter revenue – related party	13,999,534		16,125,914
Vessel management services revenue – third parties	557,726		567,227
Vessel management services revenue – related parties	4,844,888		6,414,442
Total revenue	32,445,557		31,267,721

Cost of revenues
Cost of time charter revenue	13,151,715		14,312,209
Cost of vessel management services revenue	4,916,597		6,593,725
Total Cost of revenues	18,068,312		20,905,934
Gross profit	14,377,245		10,361,787

Operating expenses:
General and administrative expenses	876,437		866,866
Total operating expenses	876,437		866,866

Income from operations	13,500,808		9,494,921

Other income (expense):
Interest income	194,576		491
Interest expense	(2,718,304)		(1,386,713)
Other (expense) income, net	(89,391)		381,447
Total other expense, net	(2,613,119)		(1,004,775)

Income before income taxes	10,887,689		8,490,146

Provision for income taxes	—		—

Net income	10,887,689		8,490,146
Less: Net income attributable to non-controlling interests	16,573		6,913
Net income attributable to the Company	$10,871,116		$8,483,233

Earnings per share – Basic and diluted*	$0.4		$0.3
Weighted Average Shares Outstanding – Basic and diluted*	24,499,999		24,499,999
Pro forma Earnings per share – Basic and diluted**	$—	$	[•]
Pro forma Weighted Average Shares Outstanding – Basic and diluted**			[•]

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 10.

**      Pro forma shares and per share data are presented on a retroactive basis to reflect the event as described in Note 13.

The accompanying notes are an integral part of these combined financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2023 AND 2022
(Expressed in U.S. Dollars — except for share data)

			Attributable to Intercont’s Shareholders
	Ordinary Shares		Additional Paid in Capital	Retained Earnings	Non- controlling interest	Total
	Shares*	Amount
Balance as of July 1, 2021	24,499,999	$2,450	$9,088	$2,368,986	$65,297	$2,445,821
Net income	—	—	—	8,483,233	6,913	8,490,146
Balance as of June 30, 2022	24,499,999	$2,450	$9,088	$10,852,219	$72,210	$10,935,967
Dividends declared	—	—	—	(3,800,000)	(69,368)	(3,869,368)
Net income for the year	—	—	—	10,871,116	16,573	10,887,689
Acquisition of noncontrolling interest	—	—	19,415	—	(19,415)	—
Balance as of June 30, 2023	24,499,999	$2,450	$28,503	$17,923,335	$—	$17,954,288

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 10.

The accompanying notes are an integral part of these combined financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars — except for share data)

	For the Years Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$10,887,689	$8,490,146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels and property and equipment	3,464,821	2,707,189
Amortization of debt issuance cost	71,397	—
Amortization of deferred dry-docking cost	159,822	159,823
Amortization of operating lease right-of-use assets	2,789,731	2,678,343
Changes in operating assets and liabilities:
Accounts receivable	(103,889)	(1,140)
Prepayments and other assets	49,856	(6,445)
Accounts payable	85,810	(330,669)
Advance from customers	107,192	50,985
Accrued expenses and other liabilities	(126,970)	60,296
Due from related parties	(637,438)	352,501
Due to related parties	(389,929)	328,894
Long-term deposit	—	500,000
Operating lease liabilities	(2,788,998)	(2,677,610)
Net cash provided by operating activities	13,569,094	12,312,313

Cash flows from investing activities:
Purchase of time deposit through a related party	(21,500,000)	—
Withdraw of time deposit through a related party	9,500,000	—
Purchase of self-owned vessel	(11,995,575)	(2,102,361)
Net cash used in investing activities	(23,995,575)	(2,102,361)

Cash flows from financing activities:
Loan received from a third-party, net of debt issuance cost	9,485,000	—
Repayment of long-term loan from a third-party	(1,900,000)	—
Financing lease liabilities-principal repayment	(3,229,300)	(3,217,308)
Dividends to shareholders	(3,869,368)	—
Payment of deferred debt issuance cost	—	(215,500)
Borrowing receipt from a related party	3,400,000	2,100,000
Repayment of loan principal from a related party	—	(1,200,000)
Payment of loan deposit	(475,000)	—
Net cash provided by (used in) financing activities	3,411,332	(2,532,808)

Net (decrease)/increase in cash	(7,015,149)	7,677,144
Cash at beginning of year	10,431,422	2,754,278
Cash at end of year	$3,416,273	$10,431,422

Supplemental disclosure information:
Cash paid for interest	$2,309,052	$1,082,370

The accompanying notes are an integral part of these combined financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged time charter service and vessel management services business.

Upon completion of the Reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on March 27, 2024. The reorganization involved:

(i)     The formation of the Company’s wholly owned subsidiary-Openwindow on July 28, 2023

(ii)    The formation of Fortune Ocean on January 22, 2024 and all the equity interests of Top Wisdom, Top Moral, Top Legend, Top Creation and Max Bright were transferred to Fortune Ocean on March 14, 2024

(iii)   All the shareholders’ equity interests in Fortune Ocean were transferred to the Company on March 27, 2024 under common control and at nominal consideration

Immediately before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same group of the shareholders. Therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements in accordance with ASC 805-50-45-5.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of June 30, 2023, the Group had cash of approximately $3,416,273. As of June 30, 2023 and 2022, the Group’s working capital deficit was approximately $18,028,619 and $18,233,110.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. Management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of combination

The combined financial statements include the financial statements of the Company and its subsidiaries as discussed in Note 1.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances among the Company and its subsidiaries have been eliminated upon combination.

Emerging Growth Company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, impairment of long-lived assets and salvage value of the owned vessels. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined statements of income.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayment and other assets, due from related parties, accounts payable, advance from customers, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term of loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group’s accounts receivable, other receivables (included in “prepayments and other current assets”) and due from related parties are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded current expected credit loss expense for accounts receivable amounted to nil for the years ended June 30, 2023 and 2022.

Prepayments and other assets primarily consist of lease deposit, and employee advance, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. For the years ended June 30, 2023 and 2022, the Group provided allowance for credit losses of nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of income in other income or expenses. Depreciation expense was $1,745 and $2,342 for the years ended June 30, 2023 and 2022, respectively.

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on the balance sheet.

Impairment of long-lived assets

Vessels, other fixed assets and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessel. The Group has considered various indicators, including but not limited to, the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

For the years ended June 30, 2023 and 2022, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Deferred dry docking cost, net

Vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended June 30, 2023 and 2022, the deferred dry docking cost, net was $399,555 and $559,377, respectively. For the years ended June 30, 2023 and 2022, the amortization expense for the deferred drydock costs amounted to $159,822 and $159,823, respectively.

Revenue recognition

The Group is engaged in vessels rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On July 1, 2019, the Group has adopted ASC 842 “Leases” and ASU 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract. The progress of transferring the service is measured based on monthly bill issued and therefore recognized vessel management services revenue is recognized based on monthly bill over the term of the contract.

Disaggregation of Revenues

For the years ended June 30, 2023 and 2022, the disaggregated revenues by revenue streams were as follows:

	For the years ended June 30,
	2023	2022
Time charter revenue	$27,042,943	$24,286,052
Vessel management services revenue	5,402,614	6,981,669
Total	$32,445,557	$31,267,721

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the years ended June 30, 2023 and 2022, the disaggregated revenues by customer location were as follows:

	For the years ended June 30,
	2023	2022
Singapore	$18,020,107	$19,990,711
Hong Kong S.A.R.	4,262,950	6,913,309
BVI	6,243,123	—
Other countries	3,919,377	4,363,701
Total	$32,445,557	$31,267,721

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of June 30, 2023, 2022 and 2021, the contract liabilities amounted to $187,597, $80,405 and $29,420, respectively. All contract liabilities as of June 30, 2022 and 2021 have been recognized as revenue for the years ended June 30, 2023 and 2022 respectively. The Group expects to recognize the entire contract liabilities as of June 30, 2023 as revenue in the next month.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its combined balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its combined statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2023 and 2022, there were 24,499,999 basic and dilutive shares.

Risks and uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced and significantly impacted the global economy as well as our business and the businesses of our charterers. In response to the COVID-19 pandemic, governments throughout the world implemented measures to protect their citizens from exposure and mitigate the spread of COVID-19. These measures included, but were not limited to, lockdowns, quarantine regulations and other emergency health policies. As a result of these measures, the Company experienced delays in operations due to port restrictions and additional protocols. According to the International Monetary Fund (“IMF”), global economic growth for 2021 was 5.9%, as compared to 2020 which was -3.1%. World output in 2020 was impacted significantly by COVID-19, but experienced a strong rebound in 2021. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results for the years ended June 30, 2023 and 2022. On May 5, 2023, the WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Group’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on our overall return to shareholders based on combined net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2023, and 2022, the aggregate amount of cash of $2,687,762 and $10,339,156, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 75,000 Singapore Dollar (approximately $56,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenues. For the year ended June 30, 2022, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 52% of the Group’s total revenues. As of June 30, 2023, Customer D and Customer E accounted for approximately 74% and 26%, respectively, of the Group’s accounts receivable. As of June 30, 2022, Customer F accounted for approximately 100% of the Group’s accounts receivable.

c. Significant suppliers

For the year ended June 30, 2023, Supplier A and Supplier B accounted for approximately 20% and 12% of the Group’s total cost of revenues, respectively. For the year ended June 30, 2022, Supplier A and Supplier B accounted for approximately 31% and 21% of the Group’s total cost of revenues, respectively. As of June 30, 2023 and 2022, Supplier B accounted for approximately 64% and 78% of the Group’s total accounts payable, respectively.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to non-issuers. The Group adopted the new credit loss guidance beginning July 1, 2021. The adoption of this guidance did not have a material impact on the Group’s combined financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s combined financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR (“London Interbank Offered Rate”) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848),” which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”, which deferred the sunset day of this guidance to December 31, 2024. The Group adopted the above guidance on July 1, 2021 and elected the optional expedient pursuant to ASC 848-20-35-11 and shall not remeasure the lease payment for its financing leases. Effective June 30, 2023, the Group transitioned its financing leases index from LIBOR to the Secured Overnight Financing Rate (“SOFR”). Effective April 8, 2023, the Group transitioned its loan agreement from LIBOR to the Secured Overnight Financing Rate (“SOFR”). The adoption of this guidance did not have a material impact on the Group’s combined financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Group will adopt this standard beginning with our fiscal year ending June 30, 2025. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined balance sheets, statements of income and statements of cash flows.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 3 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other current assets consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Advance to crew	$196,697	$329,017
Advance to employee	179,234	99,484
Prepayment of debt issuance cost(1)	—	215,500
Other	25,960	23,246
Total	$401,891	$667,247

____________

(1)      This is debt issuance cost prepaid for long-term loan (see Note 7).

Prepayments and other non-current assets consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Rental deposit(1)	$500,000	$500,000
Loan security deposit(2)	475,000	—
Prepayment for purchasing vessel(3)	—	2,100,000
Total	$975,000	$2,600,000

____________

(1)      Rental deposit represents a deposit of $500,000 paid to the lessor of Top Advancer (see Note 6).

(2)      This is long-term loan security deposit of $475,000, which is expected to be collected at the end of long-term loan agreement (see Note 7).

(3)      This is the prepayment for the purchase of Top Brilliance (see Note 4).

Note 4 — VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Total Vessels
Balance June 30, 2021	$54,096,946	$(7,209,146)	$46,887,800
Additions	—	(2,704,847)	(2,704,847)
Balance June 30, 2022	$54,096,946	$(9,913,993)	$44,182,953
Additions	14,094,790	(3,463,076)	10,631,714
Balance June 30, 2023	$68,191,736	$(13,377,069)	$54,814,667

The above balances as of June 30, 2023 and 2022 are analyzed in the following tables:

	Cost	Accumulated Depreciation	Net Book Value
Owned Vessel*
Balance June 30, 2022	$—	$—	$—
Additions	14,094,790	(758,229)	13,336,561
Balance June 30, 2023	$14,094,790	$(758,229)	$13,336,561
	Cost	Accumulated Depreciation	Net Book Value
Right-of-use assets under finance lease**
Balance June 30, 2021	$54,096,946	$(7,209,146)	$46,887,800
Additions	—	(2,704,847)	(2,704,847)
Balance June 30, 2022	$54,096,946	$(9,913,993)	$44,182,953
Additions	—	(2,704,847)	(2,704,847)
Balance June 30, 2023	$54,096,946	$(12,618,840)	$41,478,106

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 4 — VESSELS, NET (cont.)

*Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $758,229 for the year ended June 30, 2023.

**Right-of-use assets under finance lease:

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 6)

In January, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 6)

Depreciation expense for the vessels under finance lease was $2,704,847 for both years ended June 30, 2023 and 2022.

Note 5 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Wages and welfare payable	$—	$125,282
Others	55,862	57,550
Total	$55,862	$182,832

Other non-current liabilities:

Long-term deposit(1)	$500,000	$500,000

____________

(1)      This is the long-term deposit received from the customer for Top Brilliance.

Note 6 — Leases

Operating lease

In February, 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

For the years ended June 30, 2023 and 2022, cash paid for operating lease liabilities amounted to $3,597,283 and $6,530,885, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 6 — Leases (cont.)

The components of lease expenses for the years ended June 30, 2023 and 2022 were as follows:

	For the years ended June 30,
	2023	2022
Fixed operating lease	$3,158,279	$3,158,279
Variable operating lease	439,004	3,372,606
Total lease expense	$3,597,283	$6,530,885

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2023	As of June 30, 2022
Right-of-use assets-operating lease, net	$7,493,224	$10,282,955
Operating lease liabilities – current	2,913,790	2,788,998
Operating lease liabilities – non-current	4,599,228	7,513,018
Total operating lease liabilities	$7,513,018	$10,302,016

The weighted average remaining lease terms and discount rate for operating lease were as follows as of June 30, 2023 and 2022:

	As of June 30, 2023	As of June 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.5 years	3.5 years
Weighted average discount rate	4.16%	4.16%

The following is a schedule of maturities of operating lease liabilities (excluding variable payments) as of June 30, 2023:

Twelve months ending June 30,
2024	$3,166,196
2025	3,157,546
2026	1,591,747
Total future minimum lease payments	$7,915,489
Less: imputed interest	402,471
Present value of lease liabilities	$7,513,018

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to $28,571 and $29,163 for the years ended June 30, 2023 and 2022.

Financing leases

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 8). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 6 — Leases (cont.)

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of June 30, 2023 and 2022, the outstanding balance of lease liabilities was $9,960,192 and $11,575,367, respectively, and is repayable in 62 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In October, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 8). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of June 30, 2023 and 2022, the outstanding balance of lease liabilities was $10,486,785 and $12,100,911, respectively, and is repayable in 66 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

The total amount of financing lease expense, including amortization and interest expenses recognized in the combined statements of income for the years ended June 30, 2023 and 2022 were as follows:

	For the years ended June 30,
	2023	2022
Depreciation expenses	$2,704,847	$2,704,847
Interest expenses-fixed	1,689,926	1,935,137
Interest expenses-variable	300,761	(521,909)
Total	4,695,534	4,118,075

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of June 30, 2023	As of June 30, 2022
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 4)	$41,478,106	$44,182,953
Financing lease liabilities – current	3,242,237	3,229,301
Financing lease liabilities – non-current	17,204,740	20,446,976
Total financing lease liabilities	$20,446,977	$23,676,277

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.34 years
Weighted average discount rate	7.61%

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.34 years
Weighted average discount rate	7.61%

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 6 — Leases (cont.)

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of June 30, 2023:

Twelve months ending June 30,
2024	$4,686,009
2025	4,452,792
2026	4,219,574
2027	3,986,356
2028	3,753,139
Thereafter	4,182,754
Total future minimum lease payments	$25,280,624
Less: imputed interest	4,833,647
Present value of lease liabilities	$20,446,977

Note 7 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of June 30, 2023	As of June 30, 2022
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$7,440,897	$—
Total	$7,440,897	$—
Less: Long-term loan – current portion	2,042,500	—
Long-term loan – non-current portion	$5,398,397	$—

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate(“ LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500, whereas $15,000 and $215,500 (see Note 3) were paid for the years ended June 30, 2023 and 2022 respectively and was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd. and other related parties (related parties, see Note 8). The Group is required to repay monthly installments comprising principal and interest thereafter.

The repayment schedule for the loan are as follows:

Twelve months ending June 30,	Repayment
2024	$2,042,500
2025	1,995,000
2026	1,995,000
2027	1,361,668
2028	205,832
Subtotal	$7,600,000
Less: discounted interest	159,103
Total	$7,440,897

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related parties’ balances as of June 30, 2023 and 2022 and transactions for the years ended June 30, 2023 and 2022 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Controlled by a family member of Mr. Jun Li
Topsheen Shipping Singapore Pte. Ltd.	Controlled by a family member of Mr. Jun Li
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation

(2) Due from related parties

As of June 30, 2023 and 2022, the balances due from related parties were as follows:

	As of June 30, 2023	As of June 30, 2022
Ocean Master Worldwide Corporation	$2,374	$—
Topsheen Shipping Limited(1)	12,152,888	—
Topsheen Shipping Singapore Pte. Ltd(2)	482,176	—
Total	$12,637,438	$—

____________

(1)      The main balance due from Topsheen Shipping Limited represents the time deposit the Group entrusted Topsheen Shipping Limited to manage for fund utilization efficiency purpose. The time deposit was subsequently collected in November 2023.

(2)      The balance represents the outstanding receivable from Topsheen Shipping Singapore Pte. Ltd for the time charter service provided by the Group.

(3) Due to related parties

As of June 30, 2023 and 2022, the balances due to related parties were as follows:

	As of June 30, 2023	As of June 30, 2022
Topsheen Shipping Singapore Pte. Ltd.(1)	$440,072	$849,198
Topsheen Shipping Group Limited(2)	42,580	24,787
Nanjing Dexin Shipping Management Co., Ltd.(2)	5,147	3,742
Due to shareholders and affiliates(3)	24,776,946	19,276,947
Ocean Master Worldwide Corporation(4)	—	2,100,000
Total	$25,264,745	$22,254,674

____________

(1)      The balance mainly represented hire charter collected in advance from Topsheen Shipping Singapore Pte. Ltd.

(2)      The balances mainly represented the expenses paid by the Group.

(3)      The balances mainly represented non-interest-bearing loans from the shareholders (and their affiliates) of the Group and due on demand.

(4)      The balance mainly represented Ocean Master made the payment on behalf of Top Moral to buy vessel.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — RELATED PARTY TRANSACTIONS (cont.)

(4) Services provided to related parties

	For the year ended June 30, 2023	For the year ended June 30, 2022
Topsheen Shipping Singapore Pte. Ltd. (Time charter)	$13,999,534	$16,125,914
Mei Da Shipping Co. Limited (Vessel management services revenue)	2,052,046	1,531,688
Tong Da Shipping Co. Limited (Vessel management services revenue)	1,752,601	1,711,363
Rui Da Shipping Co. Limited (Vessel management services revenue)	420,737	1,562,259
Xun Da Shipping Co. Limited (Vessel management services revenue)	619,504	1,609,132
Total	$18,844,422	$22,540,356

For the years ended June 30, 2023 and 2022, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined statements of income.

(5) Financing lease from a related party

For the years ended June 30, 2023 and 2022, the Group has financing leases from a related party. (see Note 6)

(6) Short-term office lease expense from a related party

	For the year ended June 30, 2023	For the year ended June 30, 2022
Mr. Jun Li’s affiliate	$28,571	$29,163
Total	$28,571	$29,163

These numbers have been included in the General and administrative expenses of the combined statements of income.

(7) General and administrative expenses shared with a related party

	As of June 30, 2023	As of June 30, 2022
Topsheen Shipping Group Co., Ltd	$75,592	$59,319
Total	$75,592	$59,319

Note 9 — TAXES

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — TAXES (cont.)

from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The following table reconciles the Hong Kong income tax rates to the Group’s effective tax rate for the years ended June 30, 2023 and 2022:

	For the Year ended June 30, 2023	For the Year ended June 30, 2022
Statutory tax rate	16.5%	16.5%
Tax exemption	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

Note 10 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on July 4, 2023 as a holding company. The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. The number of ordinary shares issued and outstanding was 92.1 as of July 4, 2023.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of 24,499,999 ordinary shares to the existing ordinary shareholders, after which, the Company has an aggregated of 24,499,999 ordinary shares issued and outstanding. The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Private Placements

Two independent investors signed agreements with the Company on March 11, 2024 to invest in aggregated of approximately $3.0 million (or $1.5 million per each investor) in exchange for total of 500,002 ordinary shares of the Company (or 250,001 ordinary shares per each investor). As of the date of this report, the Company received $1.0 million (or $0.5 million per each investor). The related issuance of the ordinary shares for the private placement was completed on April 8, 2024, which was accounted as a standalone private placement, separate from the Recapitalization.

Dividends

On August 22, 2022, Top Creation declared and paid dividends of $2,300,000 to its original shareholder. On March 6, 2023, Top Moral declared and paid dividends of $1,500,000 to its original shareholder. As a result, during the year ended June 30, 2023, the Group declared and paid total dividends of $3,800,000.

Purchase of a non-controlling shareholder’s interest

On November 18, 2022, Top Wisdom distributed of $69,368 to a non-controlling shareholder to retire the non-controlling shareholder’s 10% equity interest in Top Wisdom shares. As the result of the transaction, Top Wisdom ultimately became a 100% owned subsidiary of the Group.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s combined financial position or results of operations or liquidity.

As of June 30, 2023 and 2022, no significant financial nor capital commitments and contingencies existed.

Note 12 — SUBSEQUENT EVENTS

On July 28, 2023, the Group incorporated a fully owned subsidiary Singapore Openwindow Technology PTE. LTD. for pulp, paper and paperboard business.

On September 8, 2023, Top Moral declared and paid dividends of $600,000. On November 15, 2023, Max Bright declared and paid dividends of $3,700,000. On November 15, 2023, Top Creation declared and paid dividends of $2,800,000. On November 16, 2023, Top Legend declared and paid dividends of $3,700,000. On November 20, 2023, Top Moral declared and paid dividends of $800,000 and on March 12, 2024, Top Moral declared and paid dividends of $200,000.

The Group evaluated all events and transactions that occurred after June 30, 2023 up through the date when the combined financial statements were issued. Other than the events disclosed elsewhere in the combined financial statements and those disclosed above, there are no other subsequent event occurred that would require adjustment or disclosure in the Group’s combined financial statements.

Note 13 — PRO FORMA EARNINGS PER ORDINARY SHARE (Unaudited)

The unaudited pro forma earnings per ordinary share (basic and diluted) for the year ended June 30, 2023 after giving effects to the issuance of [•] ordinary shares on July 1, 2022 at the midpoint of the estimated range of the IPO price of $[•] per share as set forth on the cover of the prospectus to pay the aggregate of $11,800,000 dividend (Note 12), which is in excess of net income of $10,887,689 for the year ended June 30, 2023 are calculated as follows:

	For the Years ended June 30, 2023
Numerator		(Unaudited)
Net income available to the shareholders of the Company		$10,871,116

Denominator
Basic and diluted weighted average number of ordinary shares outstanding		24,499,999
Pro forma adjustment to reflect ordinary shares sold in the IPO to fund dividend payments in excess of latest annual earnings		[•]
Basic and diluted weighted average number of ordinary shares outstanding used in computing pro forma earnings per share		[•]
Pro forma earnings per ordinary share – basic and diluted	$	[•]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The post-offering memorandum and articles of association that we expect to adopt to become effective immediately prior to the completion of this offering provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreements filed as Exhibit 10.[•] to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, Intercont has issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Evolens Limited	April 8, 2024	250,001	US$ 1,500,025.01
Seacon Shipping Group Holdings Limited	April 8, 2024	250,001	US$ 1,500,025.01

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INTERCONT (CAYMAN) LIMITED
EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1***	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2**	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1**	Form of Representative’s Warrants
4.2**	Form of Registrant’s Specimen Ordinary Shares
5.1**	Opinion of BGA Law (Cayman) Limited as to the legality of the Ordinary Shares being registered
5.2**	Opinion of Jun He Law Offices LLC as to the validity of the Representative’s Warrants being registered
8.1**	Opinion of BGA Law (Cayman) Limited regarding certain Cayman Island tax matters
8.2**	Opinion of Lawrence Chan & Co. regarding certain Hong Kong law matters and certain Hong Kong tax matters
10.1***

Escrow Agreement between Mandarin Fortune Shipping Pte Ltd as Sellers and Top Moral Shipping Limited as Buyers, and Hill Dickinson LLP as Escrow Holder in relation to the sale and purchase of “MANDARIN FORTUNE (IMO no. 9478169)” dated March 8, 2022.

10.2***

Standard Bareboat Charter between Zhejiang Shipping (Hong Kong) Co. Ltd. or their nominee as owner and Topsheen performance guaranteed by Topsheen Shipping Singapore Pte Ltd. as charterer dated January 14, 2021.

10.3***	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Max Bright Marine Service Co., Ltd. as charterer dated September 7, 2018.
10.4***	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Top Legend Shipping Co., Limited as charterer dated September 7, 2018.
10.5*	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.
10.6*	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.
10.7*	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.
10.8*	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.
10.9*

The Facility Agreement entered into by and among Top Moral Shipping Limited (as Borrower), Topsheen Shipping Singapore Pte. Ltd. (as Guarantor), and Chailease International Financial Services (Singapore) Pte. Ltd. (as Lender) on August 3, 2022 (the “CIFSS Loan Agreement”)

10.10*	Amendment to the CIFSS Loan Agreement dated March 23, 2023
21.1*	List of subsidiaries of the Registrant
23.1**	Consent of UHY LLP
23.2**	Consent of BGA Law (Cayman) Limited (included in Exhibit 5.1)
23.3**	Consent of BGA Law (Cayman) Limited (included in Exhibit 8.1)
23.4**	Consent of Lawrence Chan & Co. (included in Exhibit 8.2)
23.5**	Consent of Jun He Law Offices LLC
23.6**	Consent of Frost & Sullivan
23.7*	Consent of Jingtian & Gongcheng
24.1*	Power of Attorney (included on the signature page of this Registration Statement)
99.1***	Form of Code of Business Conduct and Ethics
99.2*	Opinion of Jingtian & Gongcheng regarding PRC legal matters
99.3***	Form of Audit Committee Charter
99.4***	Form of Compensation Committee Charter
99.5***	Form of Nominating and Corporate Governance Committee Charter
99.6***	Consent of Michael Schumann

Exhibit No.	Description
99.7***	Consent of Dahong Li
99.8*	Consent of Bin Wang
99.9*	Consulting and Cooperation Agreement between Muchun Zhu and Topsheen Shipping Group Limited dated March 1, 2019
99.10*	Resignation Letter from Muchun Zhu to Topsheen Shipping Group Limited dated February 1, 2020
107***	Form of Filing Fee Table

____________

*        Filed herewith.

**      To be filed by amendment.

***    Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on July 26, 2024.

Intercont (Cayman) Limited
By:
Name: Muchun Zhu
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Muchun Zhu as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman and Chief Executive Officer	, 2024
Name: Muchun Zhu	(principal executive officer)
	Interim Chief Financial Officer	, 2024
Name: Muchun Zhu	(principal financial and accounting officer)
*	Director	, 2024
Name: [•]
*	Director	, 2024
Name: [•]
*	Director	, 2024
Name: [•]
*	Director	, 2024
Name: [•]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Intercont (Cayman) Limited, has signed this Registration Statement or amendment thereto in New York on              , 2024.

Authorized U.S. Representative
By:
Name:
Title: